中国航信
TravelSky

RECEIVED
2006 JUL 10 P 4:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015022

Monday, June 26, 2006

SUPPL

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Travelsky Technology Limited -- Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34687)

Dear Sirs:

On behalf of Travelsky Technology Limited, enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

7/11

中国民航信息网络股份有限公司
TravelSky Technology Limited
地址：中国 北京 海淀区科学院南路2号融科资讯中心C座南楼18-20层 邮编：100080
电话：(86 10) 62508866 传真：(86 10) 62508523

Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr.Ding Weiping at 8610-62508878/82861610.

Very truly yours,

Ding Weiping
Director & Company Secretary
Tel:8610-62508878/82861610
Fax:8610-82861612/82861966

Enclosures:

1. Interim report 2005
2. Annual report 2005
3. Copies of all announcement and circular of the Company from June,2005 to June,2006.

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

DISCLOSEABLE TRANSACTION: ACQUISITION OF HARDWARES AND SOFTWARES

The Directors wish to announce that on 15 June 2005, the Company entered into the Acquisition Agreement with UNISYS, pursuant to which the Company agreed to acquire from UNISYS the Products at a total consideration of US$33,920,000 (equivalent to approximately RMB281,536,000 or HK$264,576,000).

Under Rule 14.08 of the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company. The Acquisition is only subject to the requirements of reporting, announcement and issue of circulars to shareholders under Rules 14.34 to 14.39 of the Listing Rules, and is exempt from shareholders' or independent shareholders' approval requirements.

A circular containing further details of the Acquisition will be despatched to shareholders of the Company as soon as possible.

THE ACQUISITION AGREEMENT

Date

15 June 2005

Parties

(i) the Company (through its agent, an import and export company), as purchaser; and

(ii) UNISYS, as vendor, who, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is a third party independent of the Company and connected persons (within the meaning of the Listing Rules) of the Company

The Acquisition

Under the Acquisition Agreement, the Company has agreed to acquire from UNISYS the Products, which include mainframes and related hardwares and softwares.

Consideration

The total consideration for the Products is US$33,920,000 (equivalent to approximately RMB281,536,000 or HK$264,576,000) in cash which was arrived at after arm's length negotiation between the parties and is, to the best knowledge of the Directors, in line with the prices of similar transactions made between UNISYS and its other customers. The consideration is to be paid from the Company's internal resources. It will be paid by instalments according to the implementation schedule of the Products (with the last instalment being payable upon full commercial operation of all the Products, which is expected to be in December 2005).

REASONS FOR THE ACQUISITION

The Group is principally engaged in providing information technology solutions for China's air travel and tourism industries and inventory management solutions for Chinese commercial airlines.

UNISYS is principally engaged in the provision of information technology services and solutions. The Directors confirm that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, UNISYS is a third party independent of the Company and connected persons (within the meaning of the Listing Rules) of the Company. UNISYS is a wholly-owned subsidiary of Unisys Corporation (trading symbol "UIS"), a company listed on New York Stock Exchange, Inc.. Unisys Corporation is a worldwide information technology service and solutions company and provides services and technology to commercial businesses and governments throughout the world. Besides, the Group's existing mainframe, which will be replaced by the Dorado 280 mainframes as part of the Products, was also provided by UNISYS. The Directors believe that the Products provided by UNISYS have the handling capability and quality which can satisfy the needs of the Group.

The fast-growing national economy and booming tourism industry have been a driving force to the considerable growth in the air and travel industry in the PRC in recent years. To satisfy the demand for information technology systems with greater handling capability arising from the growing market scale of the PRC civil aviation industry and the increasing demand for information technology solutions in the industry, the Group has continuously improved operating reliability and enhanced capabilities of its infrastructure, including inventory control system, computerised reservation system and airport passenger processing system. The Board believes that the Acquisition will assist the Group to achieve the above objectives. In particular, the Dorado 280 mainframes (being part of the Products) have larger data-storage and processing capacities. They are designed for mission-critical operations with high-volume demand such as airline reservation and they can support more application softwares used in the Company's information technology systems. Accordingly, the Directors are of view that the Products can improve the operating reliability and enhance capabilities of the Group's infrastructure. The Directors (including the independent non-executive Directors) are of the view that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

DISCLOSEABLE TRANSACTION

The total consideration for the Products amounted to about US$33,920,000 (equivalent to RMB281,536,000 or HK$264,576,000). The relevant Percentage Ratios, calculated in accordance with Rule 14.07 of the Listing Rules, in connection with the Acquisition of the Listing Rules) are either less than 5%, or more than 5% but less than 25%. Accordingly, under Rule 14.08 of the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company. The Acquisition is only subject to the reporting, announcement and issue of circulars to shareholders requirements under Rules 14.34 to 14.39 of the Listing Rules, and is exempt from shareholders' or independent shareholders' approval requirements. A circular containing further details of the Acquisition will be despatched to the shareholders of the Company as soon as possible.

DEFINITIONS

In this announcement, unless the context otherwise states, the following terms shall have the meanings set out below:

"Acquisition"	the acquisition of the Products by the Company pursuant to the Acquisition Agreement
"Acquisition Agreement"	the acquisition agreements dated 15 June 2005 and entered into between the Company (through its agent, an import and export company) and UNISYS in relation to the Acquisition
"Board"	the board of directors of the Company
"Company"	TravelSky Technology Limited, a company established in the PRC, whose H Shares are listed on The Stock Exchange of Hong Kong Limited and whose American depositary shares are traded on the over-the-counter market in the United States
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios under Rule 14.07 of the Listing Rules, other than the profits ratio, revenue ratio and equity capital ratio
"PRC"	the People's Republic of China which, for the purpose of this announcement, excludes Hong Kong, Taiwan and the Macau Special Administrative Region
"Products"	Dorado 280 mainframes and related hardwares and softwares
"UNISYS"	Unisys China Limited, a company incorporated in Hong Kong
"United States"	United States of America

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC (unless otherwise specified, the currency in this announcement is Renminbi)
"US$"	United States dollars, the lawful currency of the United States

By order of the Board
TRAVELSKY TECHNOLOGY LIMITED
Ding Weiping
Director and Company Secretary

Beijing, the PRC
15 June 2005

As at the date of this announcement, the Board comprises (i) Mr Zhu Yong as the Chairman, (ii) Mr Zhu Xiaoxing, Mr Ding Weiping, and Mr Song Jinxiang as executive Directors, (iii) Mr Wang Quanhua, Mr Cao Jianxiong, Mr Zhang Xueren, Mr Rong Gang, Mr Yang Yatie, Mr Li Xiaoguang, Mr Si Yupei and Mr Song Jian as non-executive directors and (iv) Mr Wu Jiapei, Mr Chow Kwok Wah, James and Mr Lee Kwok Ming, Don as independent non-executive Directors.

For the purpose of this announcement, unless otherwise stated, conversion of Renminbi into United States dollars (or vice versa) has been calculated by using an exchange rate of US$1.00 = RMB8.3and conversion of United States dollars into Hong Kong dollars (or vice versa) has been calculated by using an exchange rate of US$1.00 =HK$7.8.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce that an extraordinary general meeting ("EGM") will be convened at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 4 p.m. on Tuesday, 23 August, 2005 for the purpose of considering the following resolutions:

ORDINARY RESOLUTIONS:

1. Proposal for change of non-executive director

To consider and approve the resignation of Mr. Zhang Xueren from his position as non-executive director of the Company for work-related reasons with effect from the close of the EGM; and to consider and approve the election and appointment of Mr. Gong Guokui as non-executive director of the Company with a term commencing from the close of the EGM to the expiry of the second Board, and the authorisation to the Board to determine his remuneration and execute necessary documents including the service contract with him.

Biography of Mr. Gong Guokui is set out below:

Mr. Gong Guokui, aged 56, graduated from Capital University of Economics and Business. Mr. Gong currently is the Deputy General Manager of China National Aviation Holding Company. Mr. Gong previously served in corporate management positions of CAAC, CAMIC and Hebei Provincial Administration Bureau of CAAC with over 30 years of management experience in the PRC civil aviation industry. From September 2002 to September 2004, Mr. Gong served as the Vice President of Air China. Since September 2004, Mr. Gong has served as the Deputy General Manager of China National Aviation Holding Company, the substantial shareholder of the Company. Since November 2004, Mr. Gong has served as the Chairman of CNAH Construction and Development Company Limited.

The Company will enter into a service contract with Mr. Gong. The Company and Mr. Gong will reach agreement for his remuneration with reference to the prevailing market price. As at the date of this notice, Mr. Gong has no interest in the Company as defined in Part XV of Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Save as disclosed above, Mr. Gong has no other connection with any directors, supervisors, senior management member, substantial or controlling shareholders of the Company. Save as disclosed above, Mr. Gong has not served as director of any listed company or taken any major positions or title therein during the past three years.

2. Proposal for change of independent non-executive director

To consider and approve the resignation of Mr. Lee Kwok Ming, Don from his position as independent non-executive director of the Company and the termination of his position as a member of the Audit Committee and the Remuneration Committee upon the expiry of his directorship, with effect from the close of the EGM; and to consider and approve the election and appointment of Mr. Yick Wing Fat, Simon as independent non-executive director of the Company with a term commencing from the close of the EGM to the expiry of the second Board, and the authorisation to the Board to determine his remuneration and execute necessary documents including the service contract with him.

Biography of Mr. Yick Wing Fat, Simon is set out below:

Mr. Yick Wing Fat, Simon, age 47, holds a Bachelor's degree in Business Administration, major in Accounting from the Chinese University of Hong Kong. Mr. Yick has over 20 years of experience in audit, direct investment, investment banking and corporate advisory services. He is the fellow members of both the Chartered Association of Certified Accountants in England and the Hong Kong Society of Accountants. Mr. Yick is an independent non-executive director of Shanghai International Shanghai Growth Investment Limited and Vitop Bioenergy Holdings Limited, which are both listed on The Stock Exchange of Hong Kong Limited. Apart from this, Mr. Yick did not hold any other directorships in listed companies in the last three years.

Mr. Yick does not hold any positions with the Company or other members of the Company's group other than acting as an independent non-executive director of the Company. He does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or have any relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company. The Company will enter into a service contract with Mr. Yick. The Company will negotiate with Mr. Yick for his remuneration with reference to the prevailing market price.

SPECIAL RESOLUTION:

3. The resolutions regarding amendments to the Articles of Association of the Company

To consider and approve that due to the transfer of equity interests of 23,224,500 shares and 17,504,500 shares in the Company from China Eastern Airlines Northwestern Co. and China Eastern Airlines Yunnan Co. (both being the Company's shareholders) to their holding company China Eastern Air Holding Company at nil consideration, the promoting shareholder list in Article 1 and the number of shares held by shareholders in Article 21 of the Articles of Association of the Company be amended. The amended Articles of Association shall come into effect upon registration and record at the State Administration for Industry and Commerce.

The corresponding articles of the Articles of Association be amended as:

Section 3 of Article 1 be replaced by:

The Company's promoters are:

Shareholder 1:	China TravelSky Holding Company
Shareholder 2:	China Southern Air Holding Company
Shareholder 3:	China Eastern Air Holding Company
Shareholder 4:	China National Aviation Holding Company
Shareholder 5:	Air Greatwall Company
Shareholder 6:	Xiamen Airlines Company Limited
Shareholder 7:	Hainan Airlines Company Limited
Shareholder 8:	China Xinhua Airlines Company Limited
Shareholder 9:	Shenzhen Airlines Company Limited
Shareholder 10:	Shanghai Airlines Company Limited
Shareholder 11:	Shandong Airlines Company Limited
Shareholder 12:	Sichuan Air Group Company
Shareholder 13:	China Eastern Air Wuhan Company Limited
Shareholder 14:	Changan Air Enterprises Company
Shareholder 15:	Shanxi Air Enterprises Company

Section 2 of Article 21 be replaced by:

The structure of share capital after the aforesaid issue of shares in the Company is as follows: upon the issue of overseas-listed foreign shares by expanded capitalisation and the exercise of over-allotment option, the total number of shares held by the Company was 888,157,500 shares. The holders of promoter shares held 577,303,500 shares, representing 65% of the Company's total issued ordinary shares, of which Shareholder 1 held 198,496,500 shares, Shareholder 2 held 116,460,500 shares, **Shareholder 3 held 109,414,500 shares**, Shareholder 4 held 89,433,500 shares, Shareholder 5 held 2,658,500 shares, Shareholder 6 held 21,924,500 shares, Shareholder 7 held 11,050,000 shares, Shareholder 8 held 7,559,500 shares, Shareholder 9 held 6,240,000 shares, Shareholder 10 held 5,726,500 shares, Shareholder 11 held 4,348,500 shares, Shareholder 12 held 1,722,500 shares, Shareholder 13 held 1,300,000 shares, Shareholder 14 held 799,500 shares, and Shareholder 15 held 169,000 shares. Holders of H shares held 310,854,000 shares, representing 35% of the Company's total issued ordinary shares. The changes in total number of share capital and the structure of equity interests had been reported to the approving authorities authorized by the State Council and the securities regulatory body of the State Council.

By Order of the Board
Zhu Yong
Chairman

As at the date of the notice, the Board of Directors of the Company comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping, Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Zhang Xueren, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei, Mr. Song Jian; and
Independent Non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James, Mr. Lee Kwok Ming, Don.

7 July, 2005

Notes:

1. The Register of Members of the Company will be closed from Monday, 25 July, 2005 to Monday, 22 August, 2005 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H Shares and Domestic Shares whose names appear on the Register of Members of the Company at the close of business on Friday, 22 July, 2005 are entitled to attend the EGM. H Share transfers must be lodged with the share registrar of the Company's H Shares at or before 4:00p.m. on Friday, 22 July, 2005 to entitle the transferee to attend the EGM.

   The address of the share registrar of the Company's H Shares is:
   Hong Kong Registrars Limited
   Room 1712-1716, 17th Floor, Hopewell Centre
   183 Queen's Road East
   Wanchai, Hong Kong

2. Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the EGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before Tuesday, 2 August, 2005 personally or by mail or fax.

6. The EGM is expected to last for half a day. Shareholders (or their proxies) attending the EGM are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

   TravelSky Technology Limited
   Floor 18-20, South Wing, Park C
   Raycom Info Tech Park
   No.2 Ke Xue Yuan South Road
   Haidian District
   Beijing 100080, PRC
   Contact : The Secretarial Office of the Board of Directors
   Tel : (8610) - 8286 1610
   Fax : (8610) - 8286 1612

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT

RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING

The Board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce that an extraordinary general meeting ("EGM") was convened at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China on August 23, 2005 at which the resolutions set out below were passed:

ORDINARY RESOLUTIONS:

1. **Proposal for change of non-executive director**

   The resignation of Mr. Zhang Xueren from his position as non-executive director of the Company for work-related reasons with effect from the close of the EGM was considered and approved; the election and appointment of Mr. Gong Guokui as non-executive director of the Company with a term commencing from the close of the EGM to the expiry of the second Board was considered and approved, and the Board was authorised to determine his remuneration and execute necessary documents including the service contract with him.

   Biography of Mr. Gong Guokui is set out in the notice of EGM issued by the Company on July 7, 2005. The Company will enter into a service contract with Mr. Gong, pursuant to which Mr. Gong will not receive any remuneration and any reasonable expenses incurred by him during his service period will be borne by the Company and any adjustment to his remuneration will be determined by the Board as authorised at the EGM.

2. **Proposal for change of independent non-executive director**

   The resignation of Mr. Lee Kwok Ming, Don from his position as independent non-executive director of the Company and the termination of his position as a member of the Audit Committee and the Remuneration Committee upon the expiry of his directorship, with effect from the close of the EGM, were considered and approved; the election and appointment of Mr. Yick Wing Fat, Simon as independent non-executive director of the Company with a term commencing from the close of the EGM to the expiry of the second Board was considered and approved,

election and appointment of Mr. Yick Wing Fat, Simon as independent non-executive director of the Company with a term commencing from the close of the EGM to the expiry of the second Board was considered and approved, and the Board was authorised to determine his remuneration and execute necessary documents including the service contract with him.

Biography of Mr. Yick Wing Fat, Simon is set out in the notice of EGM issued by the Company on July 7, 2005. The Company will enter into a service contract with Mr. Yick, pursuant to which Mr. Yick will receive an annual remuneration of RMB90,000 (before tax) which was determined with reference to the prevailing market price and the reasonable expenses incurred by him during his service period will be borne by the Company and any adjustment to his remuneration will be determined by the Board as authorised at the EGM.

SPECIAL RESOLUTION:

3. **The resolution regarding amendments to the Articles of Association of the Company**

Due to the transfer of equity interests of 23,224,500 shares and 17,504,500 shares in the Company from China Eastern Airlines Northwestern Co. and China Eastern Airlines Yunnan Co. (both being the Company's shareholders) to their holding company China Eastern Air Holding Company at nil consideration, the amendments to the promoting shareholder list in Article 1 and the number of shares held by shareholders in Article 21 of the Articles of Association of the Company were considered and approved. The amended Articles of Association shall come into effect upon registration and record at the State Administration for Industry and Commerce.

The amendments to the Articles of Association of the Company were set out in the notice of EGM issued by the Company on July 7, 2005.

By Order of the Board
Zhu Yong
Chairman

Beijing, the People's Republic of China
August 23, 2005

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping, Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei, Mr. Song Jian; and
Independent non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James, Mr. Yick Wing Fat, Simon.

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTIONS

Summary

The Board announces that on 17 November 2005 and 8 December 2005, the Company has entered into the Financial Management System Enhancement Service Agreement and the Computer Software Development Service Agreement respectively with Asia Technology pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Financial Management System Enhancement Services and the Computer Software Development Services.

CTHC is a promoter and substantial shareholder of the Company. Asia Technology, being an indirect wholly owned subsidiary of CTHC, is an associate of CTHC and a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. The Transactions therefore constitute connected transactions for the Company. Since the relevant Percentage Ratio for the Transactions is less than 2.5%, the Transactions, according to Rule 14A.32(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements.

The Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Transactions are on normal commercial terms and the terms of the Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

INTRODUCTION

The Board announces that on 17 November 2005 and 8 December 2005, the Company has entered into the Financial Management System Enhancement Service Agreement and the Computer Software Development Service Agreement respectively with Asia Technology pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Financial Management System Enhancement Services and the Computer Software Development Services.

THE AGREEMENTS

(A) Financial Management System Enhancement Service Agreement

Date:	17 November 2005
Parties:	The Company (as recipient of services); and Asia Technology (as supplier of services).
Services:	Pursuant to the Financial Management System Enhancement Service Agreement, Asia Technology has agreed to provide to the Company the Financial Management System Enhancement Services for a period of about seven months.
Consideration:	The consideration for the Financial Management System Enhancement Services is RMB800,000 (equivalent to approximately HKD769,000), 20% of which shall be paid within 10 days of the signing of Financial Management System Enhancement Service Agreement while the balance will be paid by instalments in accordance with the implementation schedule set out in the Financial Management System Enhancement Service Agreement (with the last instalement to be paid one year after completion of the implementation of advanced financial management system). The consideration was arrived at after arm's length negotiation between the parties and determined by reference to the market rate.

(B) Computer Software Development Service Agreement

Date:	8 December 2005
Parties:	The Company (as recipient of services); and Asia Technology (as supplier of services).
Services:	Pursuant to the Computer Software Development Service Agreement, Asia Technology has agreed to provide to the Company the Computer Software Development Services for the period from 1 January 2005 to 31 December 2005.
Consideration:	The consideration for the Computer Software Development Services will be determined by reference to the amount of manpower actually deployed by Asia Technology, which in any event will not be more than RMB15,100,000 (equivalent to approximately HKD14,519,000). It will be paid in two instalments on or before 31 December 2005 and 30 June 2006 respectively. The consideration for the Computer Software Development Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate.

INFORMATION ON ASIA TECHNOLOGY

Asia Technology is a company incorporated in the PRC and an indirect wholly owned subsidiary of CTHC, which is a promoter and a substantial shareholder of the Company. The business scope of Asia Technology includes technology innovation, software development, system maintenance, computer system development and other related activities.

REASONS FOR THE TRANSACTIONS

The Group is a dominant provider of aviation information technology services in the PRC.

The Directors consider that enhancement of the Company's existing financial management system and development of computer software are in line with the Company's strategy of upgrading its information technology system to support and complement the expansion of its business. As the research and development capacity of the Company is limited in certain aspects, the Directors believe that it would be more efficient to outsource the Financial Management System Enhancement Services and the Computer Software Development Services instead of expanding its research and development team. Asia Technology is engaged because it is a highly regarded aviation software development institution and is well aware of the specialities of the China's air travel industry, and the Directors are of the view that that the Transactions are beneficial to the development and expansion of the Company.

CONNECTED TRANSACTIONS

CTHC is a promoter and substantial shareholder of the Company. Asia Technology, being an indirect wholly owned subsidiary of CTHC, is an associate of CTHC and a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. The Transactions therefore constitute connected transactions for the Company. At the time of entering the Financial Management System Enhancement Service Agreement, the transaction contemplated thereunder fell within the de minimis transaction exemption under Rule 14A.31(2) of the Listing Rules and was therefore exempted from all the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. However, upon the signing of the Computer Software Development Service Agreement, the Transactions will be treated as if they were one transaction pursuant to Rule 14A.25 of the Listing Rules. Since the relevant Percentage Ratio for the Transactions is less than 2.5%, the Transactions, according to Rule 14A.32(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements. Save for the two agreements entered into between the Company and Asia Technology as disclosed in the Company's announcement dated 31 December 2004 and the agreements referred to in this announcement, the Company has not entered into other similar agreements with nor procured similar services from Asia Technology (or its associates).

The Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Transactions are on normal commercial terms and the terms of the Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Agreements"	the Computer Software Development Service Agreement and the Financial Management System Enhancement Service Agreement
"Asia Technology"	北京亞科技術開發中心 (the English name being Asia Technology Development Centre), a company incorporated in the PRC which is an indirect wholly owned subsidiary of CTHC
"Board"	the Board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Computer Software Development Services"	the services to be provided by Asia Technology to develop certain software used in the Company's information technology systems (including Electronic Travel Distribution System etc.) for the purpose of enhancing the functions of such systems
"Computer Software Development Service Agreement"	an agreement dated 8 December 2005 entered into between the Company and Asia Technology, pursuant to which the Company has agreed to engage Asia Technology to provide the Computer Software Development Services
"CTHC"	中國民航信息集團公司 (the English name being China TravelSky Holding Company), a PRC state-owned enterprise incorporated in the PRC, holding 22.35% of the entire issued share capital of the Company and is a promoter and substantial shareholder of the Company

"Directors"	the directors of the Company
"Financial Management System Enhancement Services"	the services to be provided by Asia Technology to enhance and customise the Company's existing financial management information system, including implementation of new customised modules, enhancement of existing customised modules and database
"Financial Management System Enhancement Service Agreement"	an agreement dated 17 November 2005 entered into between the Company and Asia Technology, pursuant to which the Company has agreed to engage Asia Technology to provide the Financial Management System Enhancement Services
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratio"	the applicable percentage ratio, other than the profit ratio, revenue ratio and equity capital ratio under Rule 14.07 of the Listing Rules
"PRC" or "China"	the People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	have the same meaning ascribed to it under Chapter 1 of the Listing Rules
"Transactions"	the transactions contemplated under the Agreements
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB1.04 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the
Board
Zhu Yong
Chairman

Beijing, the People's Republic of China
8 December 2005

As at the date of this announcement, the board of the Directors comprises:

Chairman:	Zhu Yong;
Executive Directors:	Zhu Xiaoxing, Ding Weiping and Song Jinxiang;
Non-executive Directors:	Wang Quanhua, Cao Jianxiong, Gong Guokui, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, and Song Jian;
Independent non-executive Directors:	Wu Jiapei, Chow Kwok Wah, James and Yick Wing Fat, Simon.

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ONGOING CONNECTED TRANSACTIONS

The Company has entered and will enter into the Ongoing Connected Transactions for the Relevant Period. Pursuant to Rule 14A.35 of the Listing Rules, the Ongoing Connected Transactions during the Relevant Period are subject to the reporting, announcement and independent shareholders' approval requirements.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Ongoing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and whether the Ongoing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the independent financial adviser. In this connection, the Company has appointed Tai Fook as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Ongoing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and whether the Ongoing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole, and to advise the Independent Shareholders on how to vote.

A circular containing, among other things, (i) details of the Ongoing Connected Transactions; (ii) a letter from an independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Ongoing Connected Transactions; (iii) the recommendation of the Independent Board Committee regarding the Ongoing Connected Transactions to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

BACKGROUND

Immediately prior to the listing of the Company in 2001, the Company has entered into the Ongoing Connected Transactions with the Promoters for an initial term of five years and has been granted a waiver in respect of the Ongoing Connected Transactions for the period up to 31 December 2003. In November 2003, the Company applied to the Stock Exchange for the Waiver, details of which and the Ongoing Connected Transactions were set out in the 2003 Circular. In view of the lapse of the Waiver on 25 October 2004 as set out in the paragraph headed "The Waiver" below, the Directors propose to seek the Independent Shareholders' approval and ratification for the Ongoing Connected Transactions for the two financial years ended 31 December 2005 and approval for the Ongoing Connected Transaction for the three years ending 31 December 2008 at the EGM.

Technology Services

Pursuant to the Airline Services Agreements and the Technology Services and Ancillary Support Agreements, the Company has agreed to provide to the Promoters various aviation information technology services and ancillary support, including but not limited to:

(a) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight information;

(b) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(c) airport passenger processing system services which provide check-in, boarding and load planning services; and

(d) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees for the Technology Services

The service fees payable by the Promoters for the Technology Services under the Airline Services Agreements and the Technology Services and Ancillary Support Agreements are currently determined in accordance with the pricing schedule prescribed by CAAC, details of which have been disclosed in the Company's prospectus dated 29 January 2001. In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Promoters are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB5.0 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.0.

In addition, the Company charges the Promoters (i) fees for each boarding passenger handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB7.0 depending on the types of the route, volume and level of services etc, (ii) load balancing fees for each flight handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

ONGOING CONNECTED TRANSACTIONS

The Company and the Promoters entered into the Promoter Service Agreements (i.e. Airline Services Agreements and Technology Services and Ancillary Support Agreements) as follows:

(1) Airline Services Agreements

The Company and each of the Airline Services Agreement Promoters have entered into the Airline Services Agreements in relation to the Technology Services. The initial term of the Airline Services Agreements is ranging from 3 to 5 years, upon expiry of which, such agreements, unless terminated in writing by any party thereto six months in advance, will be automatically renewed for such term stated in the column headed "Number of years of renewal" opposite to the name of relevant Airline Services Agreement Promoter in the table of the Airline Services Agreements below:

No.	Airline Services Agreement Promoters	Date of Airline Services Agreement	Term of Airline Agreement (year)	Number of years of renewal	Term of the predecessor technology services and ancillary support agreement *(Note 1)*
1.	Hainan Airlines Company Limited (海南航空股份有限公司)	25 October 2004	1 January 2004-31 December 2008 (five years)	Five	18 October 2000-17 October 2005
2.	China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司)	1 November 2004	1 January 2004-31 December 2008 (five years)	One	15 November 2000-14 November 2005
3.	Shanghai Airlines Company Limited (上海航空股份有限公司)	5 November 2004	1 November 2004-31 October 2009 (five years)	Five	18 October 2000-17 October 2005
4.	Shandong Airlines Company Limited (山東航空股份有限公司)	5 November 2004	1 January 2005-31 December 2007 (three years)	One	15 November 2000-14 November 2005

5.	Shenzhen Airlines Company Limited (深圳航空有限責任公司)	21 December 2004	1 January 2004- 31 December 2006 (three years)	Three	15 November 2000- 14 November 2005
6.	Sichuan Airlines (四川航空股份有限公司)	26 January 2005	1 January 2005- 1 January 2008 (three years)	One	9 November 2000- 8 November 2005
7.	China Southern Airlines (中國南方航空股份公司) *(Note 2)*	23 January 2006	1 January 2005- 31 December 2008 (four years)	Nil	15 November 2000- 14 November 2005

Notes:

1. *It refers to the initial term of the predecessor technology services and ancillary support agreements entered into between the Company and each of (i) the relevant Airline Services Agreement Promoters (other than Sichuan Airlines and China Southern Airlines); (ii) Sichuan Air Group (in respect of Sichuan Airlines); and (iii) China Southern Holdings (in respect of China Southern Airlines) .*

2. *In the Airline Services Agreement entered into between the Company and China Southern Airlines, reference to China Southern Airlines includes Xiamen Airlines Company Limited (厦門航空有限公司).*

In view of the expiry of the initial term of five years of the technology services and ancillary support agreements in relation to provision of the Technology Services entered into between the Company and the Promoters in 2000, particulars of which are set out in the Company's prospectus dated 29 January 2001 and the 2003 Circular, the Company started to liaise with the then Promoters on renewal of the relevant agreements in late 2004. As the Company has enhanced and introduced new Technology Services since 2000 in line with the development of the applicable technologies and the demand for such services, the Company took the opportunity to update the content and revise the form of the agreements, such as including brief descriptions and functions of different major types of Technology Services provided by the Company in the Airline Services Agreement. Therefore, the Company has entered into most of the Airline Services Agreements with the relevant Airline Services Agreement Promoters before the expiry of the relevant predecessor technology services and ancillary support agreements.

To the understandings of the Directors, the contract duration of similar agreements relating to the provision of the Technology Services in the industry is generally in the range from three to five years. As such, the Directors consider that the term of the Airline Services Agreements is of normal business practice. It is also the view of Tai Fook that although there are no other comparable agreements in the PRC market to which reference can be made regarding whether or not a duration of agreements relating to the provision of the Technology Services in excess of three years is within the normal business practice of the industry in the PRC, based on the similar technology services agreements with a term in excess of three years, and entered into between certain airline operators and two worldwide leading providers of computerized ticketing and reservation systems to travel and tourism industry, who are engaged in the similar business of the Group, the contract duration of the Airline Services Agreements in excess of three years is in line with industry normal practice.

Reference to the Company in the Airline Services Agreements shall include the subsidiaries of the Company.

(2) Technology Services and Ancillary Support Agreements

As set out in the 2003 Circular, the Company and each of the Technology Service Agreement Promoters have entered into the Technology Services and Ancillary Support Agreements in relation to the Technology Services, which already expired in November 2005. The Company and the Technology Service Agreement Promoters have renewed such agreements, or as the case may be, entered into a new agreement on the same or substantially the same terms for such term as stated in the column headed "Number of years of the renewal" opposite to the name of the Technology Service Agreement Promoters set out in the table of the Technology Services and Ancillary Support Agreements below:

No.	Technology Service Agreement Promoter	Date of agreement/ renewal agreement	Term/Renewed term of agreement (year)	Number of years of the renewal	Term of the predecessor agreement/ initial term of the agreement
1.	China Eastern Air Holding Company (中國東方航空集團公司)	16 November 2005	16 Nov 2005- 15 Nov 2008 (three years)	Three	15 Nov 2000- 15 Nov 2005
2.	CNA Holding (中國航空集團公司)	21 November 2005	21 Nov 2005- 21 Nov 2006 (one year)	Nil	21 Nov 2000- 20 Nov 2005

The Technology Services and Ancillary Support Agreement entered into with CNA Holding was renewed for a shorter term of one year at the request of CNA Holding. The Company has been informed by CNA Holding that it is the internal proposal of CNA Holding that a new agreement regarding provision of the Technology Services to be entered into between one of its subsidiaries and the Company in the near future, and CNA Holding thus considers the renewal term of one year is more appropriate. Taking into account the above, the Directors are of the view that the Technology Services and Ancillary Support Agreement with CNA Holding which was entered into on normal commercial terms and negotiated on an arm's length basis and, notwithstanding the shorter renewal term, is in the interests of the Company and its shareholders as a whole.

References to the Technology Service Agreement Promoters and the Company in the Technology Services and Ancillary Support Agreements shall include their respective subsidiaries and associated companies.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the Group's revenue derived from the Ongoing Connected Transactions for the three years ended 31 December 2004:

		Year ended	
	31 December 2002	**31 December 2003**	**31 December 2004**
Revenue *(RMB)*	**653,000,000 (equivalent to approximately *HK$627,885,000)***	**598,000,000 (equivalent to approximately *HK$575,000,000)***	**887,000,000 (equivalent to approximately *HK$852,885,000)***

Based on the management accounts for the year ended 31 December 2005 of each of the Company and its subsidiaries which are prepared according to the applicable PRC accounting standards, the unaudited amount of the Ongoing Connected Transactions for the year ended 31 December 2005 was approximately RMB1,100,000,000 (equivalent to approximately HK$1,057,692,000).

TRANSACTION CAPS OF THE ONGOING CONNECTED TRANSACTIONS

Set out below is the summary of the amounts of the maximum aggregate annual value ("**Annual Cap**") of the Ongoing Connected Transactions entered or to be entered with each Promoter for the three years ending 31 December 2008:

	Transaction Amount Year ending		
Promoter	**31 December 2006**	**31 December 2007**	**31 December 2008**
Hainan Airlines Company Limited (海南航空股份有限公司)	RMB157,290,000	RMB204,540,000	RMB265,860,000
China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司)	RMB37,450,000	RMB48,700,000	RMB63,300,000
Shanghai Airlines Company Limited (上海航空股份有限公司)	RMB112,350,000	RMB146,100,000	RMB189,900,000
Shandong Airlines Company Limited (山東航空股份有限公司)	RMB59,920,000	RMB77,920,000	N/A
Shenzhen Airlines Company Limited (深圳航空有限責任公司)	RMB104,860,000	N/A	N/A
Sichuan Airlines (四川航空股份有限公司)	RMB67,410,000	RMB87,660,000	N/A
China Southern Airlines (中國南方航空股份公司) *(Note)*	RMB374,500,000	RMB487,000,000	RMB633,000,000
China Eastern Air Holding Company (中國東方航空集團公司)	RMB284,620,000	RMB370,120,000	RMB481,080,000
CNA Holding (中國航空集團公司)	RMB299,600,000	N/A	N/A
Total	RMB1,498,000,000 (equivalent to approximately HK$1,440,385,000)	RMB1,422,040,000 (equivalent to approximately HK$ 1,367,346,000)	RMB1,633,140,000 (equivalent to approximately HK$ 1,570,327,000)

Note: In the Airline Services Agreement entered into between the Company and China Southern Airlines, reference to China Southern Airline includes Xiamen Airlines Company Limited (廈門航空有限公司).

The Annual Cap is determined by reference to (1) the historical annual amount of the Ongoing Connected Transactions for the year ended 31 December 2004; (2) the unaudited annual amount of the Ongoing Connected Transactions for the year ended 31 December 2005; and (3) the estimated growth of the transaction volume of the Ongoing Connected Transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Ongoing Connection Transactions will increase by about 15% to 30% per annum and 30% is used in determining the amount of the Annual Cap.

Given that the Technology Services and Ancillary Support Agreement entered into with CNA Holding and the Airline Services Agreements entered with Shenzhen Airlines Company Limited, Shandong Airlines Company Limited and Sichuan Airlines will expire on 21 November 2006, 31 December 2006, 31 December 2007 and 1 January 2008 respectively, the Company proposes to liaise with such Promoters and enter into a new agreement or renew the existing agreement with such Promoters. After the Company has renewed or entered into a new agreement with such Promoters, the Company will then set or, as the case may be, revise the Annual Cap in respect of each of such Promoters for the then subsequent three financial years and seek the Independent Shareholders' consideration of and approval for the Ongoing Connected Transactions and such Annual Cap in a general meeting accordingly.

REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

The Group is a dominant provider of aviation information technology services in the PRC. The Promoters (other than China Eastern Air Holding Company and CNA Holding, the respective holding company of China Eastern Airlines Corporation Limited and Air China Ltd., both of which are Main Board listed companies on the Stock Exchange) are engaged in airline operation in the PRC. China Eastern Airlines Corporation Limited and its subsidiaries are principally engaged in the operation of civil aviation, air cargo, postal delivery and other extended transportation services while Air China Ltd. and its subsidiaries are principally engaged in provision of air passenger, air cargo and airline-related services in the PRC. The Ongoing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Ongoing Connected Transactions have been and will be conducted on normal commercial terms and conditions determined on an arm's length basis. The Directors (including the independent non-executive Directors) are of the view that the Ongoing Connected Transactions are on normal commercial terms and the terms of the Ongoing Connected Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

THE WAIVER

In November 2003, the Company obtained the Waiver with conditions attached thereto, details of which were set out in the 2003 Circular.

As set out in the paragraph headed "Airline Services Agreements" above, in view of the expiry of the initial term of five years of the technology services and ancillary support agreements in relation to provision of the Technology Services entered into between the Company and the Promoters in 2000, the Company started to liaise with the then Promoters on renewal of the relevant agreements in late 2004. As the Company has enhanced and introduced new Technology Services since 2000 in line with the development of the applicable technologies and the demand for such services, the Company took the opportunity to update the content and revise the form of the agreements, such as including brief descriptions and functions of different major types of Technology Services provided by the Company in the Airline Services Agreement. Therefore, the Company has entered into most of the Airline Services Agreements with the relevant Airline Services Agreement Promoters before the expiry of the relevant predecessor technology services and ancillary support agreements.

As the Company considered that the terms of the Continuing Ongoing Transactions contemplated under the Airline Services Agreements are substantially same as those in the predecessor technology services and ancillary support agreements entered into with the relevant Airline Services Agreement Promoters and the entering into the Airline Services Agreements prior to the expiry of the initial term of the predecessor technology services and ancillary support agreements did not amount to change in material terms of the Ongoing Connected Transactions, no announcement was made when the Company entered into the Airline Services Agreements.

However, the Stock Exchange are of the view that when the Company entered into Airline Services Agreements, the Company shall comply with the then applicable requirements under the Listing Rules (i.e. the reporting, announcement and independent shareholders' approval requirements) and the Waiver accordingly lapsed on 25 October 2004, being the date on which the Company entered into the Airline Services Agreement with Hainan Airlines Company Limited. The Ongoing Connected Transactions for the period from 25 October 2004 to 31 December 2005 were therefore subject to the reporting, announcement and independent shareholders' approval requirements. For the reasons mentioned above, no announcement was made and the Company was considered as not timely complying with the requirements of the Listing Rules at the relevant time. The Directors proposes to seek the Independent Shareholders' approval and ratification for the Ongoing Connected Transactions for the two financial years ended 31 December 2005 at the EGM.

In respect of the Ongoing Connected Transactions for the period from 1 January 2004 to 24 October 2004 as covered by the Waiver, the Company had complied with all of the conditions attached to the Waiver set out below:

(1) such Ongoing Connected Transactions were:

(a) entered into by the Group in the ordinary and usual course of its business;

(b) conducted either (i) on normal commercial terms (which expression shall be applied by reference ot transactions of a similar nature and to be made by similar entities); or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned; and

(c) entered into either in accordance with the terms of the agreements governing such transactions;

(2) the independent Directors have reviewed annually and confirmed in the Company's annual reports for each of the year ended 31 December 2003 and the year ended 31 December 2004 that such Ongoing Connected Transactions had been conducted in the manner as stated in paragraph (1) above;

(3) the Company's auditors have reviewed such Ongoing Connected Transactions annually and confirmed in a letter to the Directors stating that such Ongoing Connected Transactions:

(a) have received the approval of the Board;

(b) were entered into in accordance with the pricing policies as stated in the Company's financial statements; and

(c) were entered in accordance with the terms of the respective agreements and documents governing the transactions;

(4) details of such Ongoing Connected Transactions in each financial year for the two years ended 31 December 2004 as required under the then Rule 14.25(1)(A) to (D) of the Listing Rules were disclosed in the Company's annual report for the relevant financial year together with a statement of the opinion of the independent non-executive Directors referred to paragraph (2) above; and

(5) the Company and each party to such Ongoing Connected Transactions have undertaken to provide sufficient facility for the Company's auditors to inspect their respective accounts and records for the purpose of performing the review referred to in paragraph (3) above.

LISTING RULES REQUIREMENTS

Given that the Promoters (other than China Southern Airlines and Sichuan Airlines) are the promoters (as defined in Chapter 19A of the Listing Rules) of the Company and China Southern Airlines and Sichuan Airlines, as the respective subsidiary of China Southern Holdings and Sichuan Air Group, each of them is an associate of a promoter of the Company, the Ongoing Connected Transactions for the Relevant Period constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since the Percentage Ratios for the Ongoing Connected Transactions on an annual basis are more than 25%, the Ongoing Connected Transactions for the Relevant Period are non-exempt continuing connected transactions under Rule14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Ongoing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and whether the Ongoing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the independent financial adviser. In this connection, the Company has appointed Tai Fook as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Ongoing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and whether the Ongoing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole, and to advise the Independent Shareholders on how to vote.

A circular containing, among other things, (i) details of the Ongoing Connected Transactions; (ii) a letter from an independent financial adviser containing its advice to the Independent Board Committee on the Ongoing Connected Transactions; (iii) the recommendation of the Independent Board Committee regarding the Ongoing Connected Transactions to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2003 Circular"	the Company's circular dated 10 November 2003 in relation to, among other things, the Ongoing Connected Transactions
"Airline Services Agreement(s)"	the airline services agreement entered into between the Company and each of the Airline Services Agreement Promoters
"Airline Services Agreement Promoters"	Promoters other than the Technology Service Agreement Promoters
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"CAAC"	中國民用航空總局(General Administration of Civil Aviation of China), the administrative authority in the civil aviation industry in the PRC
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"CNA Holding"	China National Aviation Holding Company (中國航空集團公司),a promoter of the Company and which as the result of the Restructuring, became the holding company of three former promoters of the Company at the time of the establishment of the Company, namely, Air China (中國國際航空公司), China Southwest Airlines Co., (中國西南航空公司) and China National Aviation Corp.(中國航空總公司). In this announcement, unless the context requires otherwise, the Ongoing Connected Transactions entered or to be entered into between the Group and CNA Holding shall include the Ongoing Connected Transactions entered or to be entered into between the Group and such three promoters

"China Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份公司), a subsidiary of China Southern Holdings. In the Airline Services Agreement entered into between the Company and China Southern Airlines, reference to China Southern Airlines includes Xiamen Airlines Company Limited (廈門航空有限公司)
"China Southern Holdings"	China Southern Air Holdings Company (中國南方航空集團公司), formerly known as Southern Airlines (Group) Co. (南方航空(集團)公司) prior to the Restructuring, being a promoter of the Company
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of approving the Ongoing Connected Transactions and the Annual Cap by the Independent Shareholders, the notice of which will be set out in a circular to be despatched to shareholders of the Company
"Group"	the Company and its subsidiaries
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders as to whether the terms of the Ongoing Connected Transactions are fair and reasonable and whether the Ongoing Connected Transactions is in the interests of the Company and the shareholders of the Company as a whole
"Independent Shareholders"	shareholders of the Company, other than the Promoters and their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ongoing Connected Transactions"	the continuing connected transactions contemplated under the Promoter Services Agreements and the technology services and ancillary support agreements previously entered into between the Company and each of the Airline Services Agreement Promoters (other than China Southern Airlines and Sichuan Airlines), China Southern Holdings, Xiamen Airlines Company Limited (廈門航空有限公司) and Sichuan Air Group, the details of which were disclosed in the 2003 Circular and which had been replaced by the Airline Services Agreements

"Percentage Ratios"	the percentage ratios, other than the profits ratio, consideration ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"Promoters"	(i) Hainan Airlines Company Limited(海南航空股份有限公司), (ii) China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司, which predecessor prior to the Restructuring is Wuhan Airlines Co. (武漢航空公司)), (iii) Shanghai Airlines Company Limited (上海航空股份有限公司, which predecessor prior to the Restructuring is Shanghai Airlines Co., Ltd. (上海航空有限公司)), (iv) Shandong Airlines Company Limited (山東航空股份有限公司), and (v) Shenzhen Airlines Company Limited (深圳航空有限責任公司, which predecessor prior to the Restructuring is Shenzhen Airlines Co., Ltd. (深圳航空公司), all being the promoters of the Company, China Southern Airlines, Sichuan Airlines and the Technology Service Agreement Promoters. Reference to the Promoters in this announcement shall include their respective predecessors prior to the Restructuring
"Promoter Services Agreements"	the Airline Services Agreements and the Technology Services and Ancillary Support Agreements
"PRC" or "China"	the People's Republic of China
"Relevant Period"	a period from 1 January 2006 to 31 December 2008
"Restructuring"	the restructuring of the civil aviation industry as disclosed in the Company's announcement dated 10 October 2002
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Sichuan Air Group"	Sichuan Air Group Company (四川航空集團公司, which predecessor prior to the Restructuring is Sichuan Airlines Co. (四川航空公司), a promoter of the Company. Reference to Sichuan Air Group in this announcement shall include its predecessor prior to the Restructuring, Sichuan Airlines Co. (四川航空公司)
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a subsidiary of Sichuan Air Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Tai Fook"	Tai Fook Capital Limited, the independent financial adviser to the Independent Board Committee and a corporation licensed to carry on type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Technology Services"	various aviation information technology services and ancillary support provided by the Group to the Promoters set out in the paragraph headed "Technology Services" in this announcement
"Technology Services and Ancillary Support Agreement(s)"	the technology services and ancillary support agreements entered into between the Company and each of the Technology Service Agreement Promoters (for the avoidance of doubt, the technology services and ancillary support agreement entered into between the Company and CNA Holding shall mean the technology services and ancillary support agreement entered into between the Company and Air China (中國國際航空公司) in 2000)
"Technology Service Agreement Promoters"	(i) China Eastern Air Holding Company (中國東方航空集團公司)(formerly known as Eastern Air Group Co. (東方航空(集團)公司) prior to the Restructuring), and (ii) CNA Holding, being the promoters of the Company
"Waiver"	the waiver from strict compliance with the disclosure and independent shareholders' approval requirements under the then applicable Chapter 14 of the Listing Rules in relation to the Ongoing Connected Transactions for the period from 1 January 2004 to 17 October 2005 granted by the Stock Exchange

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB1.04 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
Zhu Yong
Chairman

Beijing, 16 March 2006

As at the date of this announcement, the board of the Directors comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Yang Yatie, Mr Li Xiaoguang, Mr Si Yupei, and Mr Song Jian;
Independent non-executive Directors:	Mr Wu Jiapei, Mr Chow Kwok Wah, James and Mr Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of TravelSky Technology Limited ("Company") will be held at 9:30 a.m. on Thursday, 25 May 2006 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**

   (a) agreements ("Promoter Services Agreements") (copies of which have been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) made between the Company and each of the Promoters (as defined in the circular ("Circular") of the Company dated 7 April 2006 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) relating to certain ongoing connected transactions and all the transactions contemplated thereby; and

   (b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Promoter Services Agreements for the three years ending 31 December 2008 as shown in the Circular,

   be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Promoter Services Agreements or the transactions contemplated thereby."

2. "**THAT** the Ongoing Connected Transactions (as defined in the Circular) for each of the two years ended 31 December 2005 are and they are hereby approved, confirmed and ratified."

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 7 April 2006

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
People's Republic of China

Notes:

1. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him/her. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the meeting or adjourned meeting thereof.

3. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or any adjournment thereof. If such member attends the meeting, his form of proxy will be deemed to have been revoked.

4. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before Friday, 5 May 2006 personally or by mail or fax.

5. Since the transactions contemplated under the Promoter Services Agreements will constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the resolutions proposed at the meeting will be voted on a poll pursuant to Rule 13.39(4) of the Listing Rules.

6. As at the date of this notice, the board of the directors of the Company comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Yang Yatie, Mr Li Xiaoguang, Mr Si Yupei, and Mr Song Jian;
Independent non-executive Directors:	Mr Wu Jiapei, Mr Chow Kwok Wah, James and Mr Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

arising from or in reliance upon the whole or any part of the contents of this announcement.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

VOTING RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolutions regarding the Ongoing Connected Transactions and the related Annual Caps for the three years ending 31 December 2008 and the Ongoing Connected Transactions for each of the two years ended 31 December 2005 were duly passed by way of poll by the Independent Shareholders at the EGM.

Reference is made to the announcement of TravelSky Technology Limited ("**Company**") dated 16 March 2006 and the circular ("**Circular**") to the shareholders of the Company dated 7 April 2006 regarding the Ongoing Connected Transactions (as defined in the Circular). Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULTS OF THE EGM

The Board is pleased to announce that the ordinary resolutions ("**Resolutions**") regarding the Ongoing Connected Transactions and the related Annual Caps for the three years ending 31 December 2008 and the Ongoing Connected Transactions for each of the two years ended 31 December 2005 were duly passed by way of poll by the Independent Shareholders at the EGM.

As at 25 May 2006, there were 888,157,500 shares in the capital of the Company in issue. In accordance with the Listing Rules and as disclosed in the Circular, the Promoters and their respective associates, held, in aggregate, 378,807,000 shares in the capital of the Company, representing 42.65% of all the shares of the Company as at the date of the EGM, abstained from voting on the Resolutions at the EGM. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Resolutions at the EGM was 509,350,500, representing 57.35% of the total issued share capital of the Company as at the date of the EGM. There was no share of the Company entitling the Independent Shareholders to attend and vote only against the Resolutions at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutinizer to monitor the vote-taking procedures at the EGM. The results of the EGM are as follows:

Ordinary resolutions	Number of votes (%)	
	For	Against
To approve the Promoters Services Agreements and the transactions contemplated thereby and the related Annual Caps for the three years ending 31 March 2008.	278,703,971 shares (100%)	Nil (0%)
To approve, confirm and ratify the Ongoing Connected Transactions for each of the two years ended 31 December 2005.	278,703,971 shares (100%)	Nil (0%)

By the order of the Board
Zhu Yong
Chairman

Beijing, the People's Republic of China
25 May 2006

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
Resolutions passed at the 2005 Annual General Meeting

The board of directors of the Company is pleased to announce that all of the resolutions set out in the notice convening the 2005 AGM were duly passed at the 2005 AGM.

The board ("Board") of directors of Travelsky Technology Limited ("Company") is pleased to announce that all of the resolutions set out in the notice convening the annual general meeting held on May 25, 2006 at 10:30 a.m. in Beijing ("2005 AGM") were duly passed at the 2005 AGM as set out in this announcement.

The following ordinary resolutions were passed at the 2005 AGM:

1. The Report of the directors of the Company for the year ended December 31, 2005 was approved.
2. The Report of the Supervisory Committee of the Company for the year ended December 31, 2005 was approved.
3. The auditors' report for the year ended December 31, 2005 and the audited financial statements of the Company for the year ended December 31, 2005 were approved.
4. The distribution of profit and final dividend and the calculation of such distribution of the Company for 2005 were approved; the Board was authorized to deal with all matters relating to the dividend distribution, including but not limited to the appointment of dividend receiving/paying agents and signing of relevant legal instruments.
5. The appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company for the year ending December 31, 2006 were approved, and the Board was authorized to fix their remuneration.

The following special resolution was also passed at the 2005 AGM:

6. The expansion of scope of business of the Company, and amendment to the Articles of Association of the Company in relation to the scope of business of the Company were approved.

   The amended Article 13 of the Articles of Association of the Company is as follows:

   "Article 13: The scope of business of the Company is subject to the approval of the company registration authorities.

   Scope of business of the Company: contracting the construction projects of computer software and hardware; research and development, production, sales, leasing of computer hardware and software, peripheral facilities and network products and the related technical consultancy and technical services of the aforesaid above businesses; commercial information and travel information consultancy; export of self-produced products and technologies of the Group; import of raw and supplementary materials, machinery facilities, equipment and instrument, spare parts and technologies for the Group's production and research, except for the import and export of commodities and technologies to be exclusively operated by certain companies or prohibited by the State; operation of internet information services business, excluding specialised projects to be approved by the State in the areas of news, publishing, medical and health, medicines and medical appliances and BBS."

   The above amendment to the Articles of Association of the Company regarding the change of scope of business is subject to the approval of State Administration for Industry and Commerce. The amended Articles of Association of the Company will be effective upon registration with the State Administration for Industry and Commerce.

By Order of the Board
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China
May 25, 2006

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei and Mr. Song Jian;
Independent non-executive directors:	Mr. Wu Jiapei, Mr Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.


航空公司园地



二零零五年 中期業績報告

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

中國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月期間的按照國際財務報告準則編製的未經審計之中期業績報告。

簡明綜合資產負債表

(金額單位:人民幣千元)

	附註	**二零零五年六月三十日 未審計**	二零零四年十二月三十一日 已審計
資產			
非流動資產			
物業、廠房及設備,淨值	8	**462,002**	475,118
無形資產,淨值		**14,842**	15,177
於聯營公司的投資		**48,297**	42,424
其他長期投資		**100,000**	100,000
其他長期資產		**15,835**	16,142
		640,976	648,861
流動資產			
存貨		**5,617**	4,098
應收帳款,淨值	9	**49,787**	38,170
應收聯營公司		**6,661**	—
應收關聯方款, 淨值		**300,351**	112,811
預付款項及其他流動資產		**67,123**	82,979
短期投資		**1,749**	1,749
短期銀行存款		**1,784,986**	625,378
現金及現金等價物		**1,067,729**	2,236,843
		3,284,003	3,102,028
資產總值		**3,924,979**	3,750,889
權益			
可分配給股東的資本及儲備			
實收資本		**888,158**	888,158
儲備	6	**1,807,771**	1,719,540
留存收益			
一計劃期末股利		**—**	177,631
一其他		**617,736**	451,298
		3,313,665	3,236,627
少數股東權益		**53,977**	49,456
權益合計		**3,367,642**	3,286,083
負債			
流動負債			
應付帳款及預提費用	10	**381,273**	404,477
應付關聯方款		**143,882**	27,048
應交稅金		**27,062**	30,138
遞延收益		**5,120**	3,143
		557,337	464,806
權益及負債合計		**3,924,979**	3,750,889
淨流動資產		**2,726,666**	2,637,222
總資產減流動負債		**3,367,642**	3,286,083

簡明綜合損益表

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	未審計 截至六月三十日止六個月 **二零零五年**	 二零零四年
收入			
航空信息技術服務		**545,956**	508,563
數據網絡及其他		**126,723**	127,057
總收入	2	**672,679**	635,620
營業稅金及附加		**(23,126)**	(21,956)
淨收入		**649,553**	613,664
營業成本			
折舊及攤銷		**(80,341)**	(83,401)
網絡使用費		**(32,676)**	(36,950)
人工成本		**(79,228)**	(77,109)
經營租賃支出		**(29,360)**	(22,010)
技術支持及維護費		**(28,182)**	(26,220)
佣金及推廣費用		**(60,988)**	(68,679)
其他營業成本		**(84,375)**	(69,196)
總營業成本		**(395,150)**	(383,565)
營業利潤		**254,403**	230,099
財務收入，淨額		**26,164**	13,544
應佔聯營公司收益		**3,078**	6,724
其他收入／(支出)淨額		**1,717**	(80)
稅前利潤	3	**285,362**	250,287
所得稅	4	**(22,777)**	(18,306)
除稅後利潤		**262,585**	231,981
可分配利潤：			
公司股東		**254,669**	227,757
少數股東權益		**7,916**	4,224
		262,585	231,981
對公司股東的每股盈利， 基本及攤薄(人民幣元)	5	**0.29**	0.26

簡明綜合權益變動表
(金額單位：人民幣千元)

	未審計				
	可分配給股東的資本及儲備			少數	
	實收資本	儲備	留存收益	股東權益	合計
二零零四年一月一日餘額，重編前	888,158	1,584,817	405,063	—	2,878,038
二零零四年一月一日餘額，單獨列示的少數股東權益	—	—	—	40,305	40,305
二零零四年一月一日餘額，重編後	888,158	1,584,817	405,063	40,305	2,918,343
本期間利潤	—	—	227,757	4,224	231,981
分派二零零三年股利	—	—	(90,592)	—	(90,592)
附屬公司分派股利予少數股東	—	—	—	(587)	(587)
轉入儲備	—	45,462	(45,462)	—	—
二零零四年六月三十日餘額	888,158	1,630,279	496,766	43,942	3,059,145

	未審計				
	可分配給股東的資本及儲備			少數	
	實收資本	儲備	留存收益	股東權益	合計
二零零五年一月一日餘額，重編前	888,158	1,719,540	628,929	—	3,236,627
二零零五年一月一日餘額，單獨列示的少數股東權益	—	—	—	49,456	49,456
二零零五年一月一日餘額，重編後	888,158	1,719,540	628,929	49,456	3,286,083
本期間利潤	—	—	254,669	7,916	262,585
分派二零零四年股利	—	—	(177,631)	—	(177,631)
附屬公司分派股利予少數股東	—	—	—	(3,395)	(3,395)
轉入儲備	—	88,231	(88,231)	—	—
二零零五年六月三十日餘額	888,158	1,807,771	617,736	53,977	3,367,642

簡明綜合現金流量表

(金額單位：人民幣千元)

		未審計	
		截至六月三十日止六個月	
	附註	**二零零五年**	二零零四年
經營活動之現金流量			
經營活動提供之現金	11	**115,277**	330,426
企業所得稅支出		**(20,402)**	(10,341)
經營活動提供之現金流量淨額		**94,875**	320,085
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(78,526)**	(62,806)
短期銀行存款增加		**(1,159,608)**	(273,443)
利息收入		**40,683**	—
投資聯營公司支付的現金		**(3,000)**	—
出售物業、廠房及設備所得款項		**223**	274
自聯營公司之股息收入		**205**	230
其他長期資產減少		**—**	1,222
投資活動使用之現金流量淨額		**(1,200,023)**	(334,523)
融資活動之現金流量			
支付股息		**(63,966)**	(83,543)
融資活動使用之現金流量淨額		**(63,966)**	(83,543)
現金及現金等價物減少淨額		**(1,169,114)**	(97,981)
現金及現金等價物，期初餘額		**2,236,843**	2,034,952
現金及現金等價物，期末餘額		**1,067,729**	1,936,971

未經審計的簡明綜合財務報表附註

(除另有說明外，所有金額以人民幣元為單位)

1. 主要會計政策及編製基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下編製的，符合國際財務報告準則，並已經本公司審核委員會審閱。會計政策與截至二零零四年十二月三十一日止年度財務報表所採用的一致。

2. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。

此等收費大部分來自公司股東。

(1) 航空信息技術服務乃由本集團提供的電子旅遊分銷服務和機場旅客處理服務以及上述業務相關的延伸信息技術服務。

電子旅遊分銷服務乃由本集團的供應控制系統及計算機訂座系統提供，上述系統為航空公司及旅行社提供實時機位控制及航班訂座資料。

機場旅客處理服務乃由本集團的機場旅客處理系統提供，該系統為位於中國及若干海外城市的航空公司及機場供值機、登機、行李控制、飛機航綫及航班配載服務。

(2) 本集團就使用其數據網絡向航空公司、機場及旅行社收取費用；本集團亦向航空公司、機場及旅行社出售使用本集團系統所需的設備。

3. 稅前利潤

稅前利潤已扣除及計入下列各項：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
已扣除：		
折舊	**76,042**	79,790
攤銷	**4,299**	3,611
出售物業、廠房及設備的虧損／(收益)	**(22)**	291
經營租賃支出	**29,360**	22,010
計提壞帳準備	**38**	610
存貨銷售成本	**2,266**	5,679
定額供款退休金計劃的供款	**6,312**	2,080
核數師酬金	**905**	707
匯兑損失	**776**	1,970
住房公基金供款	**3,678**	1,286
研究與開發費用	**68,871**	48,657
已計入：		
利息收入	**(26,164)**	(15,822)

4. 稅項

本公司於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並已經得到了海淀區國家稅務局的批准，自二零零三年一月一日至二零零五年十二月三十一日止期間內按照7.5%的優惠稅率繳納企業所得稅，期滿後按15%的稅率繳納。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。此外，該等附屬公司於開業數年內有權享有若干稅項減免。

資產負債表中各項資產與負債其賬面值與各自稅基之間不存在重大的暫時性差異，因此在各資產負債日不計提遞延稅項。

5. 每股盈利

截至二零零五年及二零零四年六月三十日止兩個期間的每股盈利是通過將可分配予公司股東的利潤人民幣254,669,000元及人民幣227,757,000元分別除以已發行的普通股股數888,157,500股計算得出。

截至二零零五年及二零零四年六月三十日止兩個期間並無已發行可能具有潛在攤薄效應的普通股。

6. 儲備

本公司已按在中國會計準則下編製的法定財務報表中反映之二零零四年稅後利潤的20%(人民幣88,231,000元)提取了任意盈餘公積金。

7. 股利分配

在二零零五年五月十日股東年會上通過了派發二零零四年末期股息每股人民幣0.200元，合共人民幣177,631,500元。該等股息已計入截至二零零五年六月三十日止六個月期間股東權益，並列作留存收益的分配。

8. 物業、廠房及設備

截至二零零五年六月三十日止六個月期間，本集團新購物業，廠房及設備價值約為人民幣63,148,000元。

9. 應收帳款

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
六個月以內	**34,942**	30,456
六個月至一年	**9,605**	7,883
一年至二年	**6,253**	846
二年至三年	**166**	126
三年以上	**996**	996
應收帳款合計	**51,962**	40,307
壞帳準備	**(2,175)**	(2,137)
應收帳款，淨值	**49,787**	38,170

10. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
六個月以內	**40,667**	24,623
六個月至一年	**2,987**	3,542
一年至二年	**9,197**	29,120
二年至三年	**32**	1,358
三年至四年	**27,994**	33,787
應付帳款合計	**80,877**	92,430
預提費用	**300,396**	312,047
應付帳款及預提費用合計	**381,273**	404,477

11. 經營活動提供之現金

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
稅前利潤	**285,362**	250,287
就下列各項調整：		
折舊及攤銷	**80,341**	83,401
出售物業、廠房及設備的虧損╱(收益)	**(22)**	291
利息收入	**(26,164)**	—
計提壞帳準備	**38**	610
應佔聯營公司收益	**(3,078)**	(6,724)
營運資金改變前之經營利潤	**336,477**	327,865
流動資產減少╱(增加)		
應收帳款	**(11,655)**	(13,251)
存貨	**(1,519)**	(2,247)
預付款項及其他流動資產	**1,337**	(16,817)
應收聯營公司及關聯方款	**(194,201)**	(37,982)
流動負債增加╱(減少)		
應付帳款及預提費用	**(11,462)**	71,864
遞延收益	**1,977**	5,054
應付關聯方款	**(226)**	(708)
應交稅金	**(5,451)**	(3,352)
經營活動提供之現金	**115,277**	330,426

12. 承諾事項

(a) 資本性支出承諾

於二零零五年六月三十日，本集團有以下資本性支出承諾：

	人民幣千元
已授權且訂約	305,405
已授權但未訂約	42,447
合計	347,852

上文所述的資本性支出承諾主要與購買及安裝新一代旅客服務系統相關。

於二零零五年六月三十日上述資本性支出承諾中以美元計價的約為34,211,000美元。

(b) 經營租賃承諾

於二零零五年六月三十日，本集團有以下經營租賃承諾：

	人民幣千元
一年內	51,924
一年後但五年內	67,036
五年後	1,966
合計	120,926

13. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務等。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的數據與合併損益表所載數據一致。本集團截至二零零五年及二零零四年六月三十日止年度並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

上半年業務回顧

二零零五年上半年，面對行業內不斷增長的深層次個性化和新業務模式對信息技術解決方案的需求，面對開放平台技術、互聯網技術等新技術的迅速發展和日益擴大的應用對全球分銷系統(GDS)傳統分銷商務模式的衝擊，面對逐步放鬆管制、鼓勵競爭的產業環境，面對各中國商營航空公司進一步深化重組、一體化運作後不斷提高的議價能力，面對外國GDS供應商不斷突破中國政府的有關規定、全面加強對中國計算機訂座系統(CRS)市場滲透的日益激烈的市場競爭局面，本集團以發展戰略為導向，堅持面向市場、保障安全、提升服務，抓改革、促發展，謀大局、求共贏，全面推進各項工作。

受益於中國經濟的持續快速增長和不斷擴大的對外貿易及活躍的國際投資，日益頻繁的國內外人員的商務旅行、休閒旅遊活動繼續推動中國航空運輸業的穩步增長。作為中國航空旅遊業信息技術服務的主導供應商，二零零五年上半年，本公司電子旅遊分銷(ETD)系統處理的國內外商營航空公司的航班訂座量約70.5百萬人次，較二零零四年同期增長了約12.7%。其中處理中國商營航空公司的航班訂座量較二零零四年同期增長了約12.4%，處理外國及地區商務航空公司的航班訂座量較二零零四年同期增長了約20.5%。

二零零五年上半年，本集團在分享中國航空旅遊業繁榮的同時，亦不斷地努力擴大核心業務的市場規模和佔有率。新的行業加入者如奧凱航空公司、鷹聯航空公司等開始使用本公司ETD、機場旅客處理(APP)系統提供的服務；西班牙航空公司、泰國航空公司等六家外國航空公司的航班管理系統正在與本公司的ETD系統實現直聯，從而將提高本公司分銷這些國外航空公司航班信息、運價的準確性，減少系統之間的不匹配率。新加坡聖安航空公司、國泰航空公司等亦決定加盟本公司的APP系統，使得截至二零零五年上半年使用本公司APP系統的外國航空公司數量達到了16家，處理的旅客量超過了530千人次。

二零零五年上半年，本公司在不斷完善已經推出的ETD、APP產品的同時，亦繼續進行市場推廣活動：本公司開發的BSP電子客票、航空公司直銷電子客票、航空公司網站電子客票三大電子客票技術已經為中國國際航空公司、海南航空公司、上海航空公司等國內航空公司使用，新加坡航空公司等外國航空公司亦決定使用本公司BSP電子客票技術進行航班座位銷售。二零零五年上半年已經銷售電子客票約2.8百萬航段，約佔國內航班座位銷售量的約4.2%。本公司自主研發的虛擬航班技術已經在中國東方航空公司和中國南方航空公司投入使用；為滿足日益增加的旅客對中轉聯程的需求，中國國際航空公司、中國南方航空公司開始使用本公司的中轉聯程技術開展中轉聯程服務。同時，本公司與全球最大的商務旅行管理公司之一的美國運通公司達成了為期三年的戰略合作協議，通過合作，使得本集團對國際一流差旅公司的業務和流程有深入了解，以便開發更適合旅行社、旅遊服務分銷代理人業務需求的信息技術解決方案，滿足市場的需求。另外本公司也與IATA達成了「簡化商務」共識，在電子客票、旅客自助值機服務系統(CUSS)、標準登機牌條碼(BCBP)和行李無線射頻識別技術(RFID)等方面共同推進全球民航商務的簡化工作，促進新技術的廣泛應用，從而降低行業成本。

二零零五年上半年，本公司的旅遊產品分銷業務也取得了一定進展，本公司銷售的酒店房間量超過了10.2千間夜，建立了基於開放平台的酒店房間分銷系統，為進一步拓展酒店房間預定業務奠定了基礎；通過本公司航空人身意外保險銷售管理系統銷售的電子保單達到了4.4百萬張。

二零零五年上半年，本公司通過技術改造，繼續改善基礎設施的性能，加強基礎設施的運行可靠性，確保生產安全。本公司通過主機AV外移和Web AV等技術的實施，大幅度地節約了系統的資源開銷，部分緩解了系統的資源壓力；通過修正操作系統BUG、安裝更加穩定的新版本OLTP產品、優化磁盤I/O性能等一系列技術改進措施，進一步提高了系統的安全運行能力；順利地完成NCR數據倉庫的轉移擴容工作，改善了數據倉庫存儲空間和資源；網絡部分骨幹節點建設項目順利完成，使得網絡資源壓力得到緩解；同時，對核心網絡進行擴容升級，用戶故障數量較2004年同期下降24.7%。二零零五年上半年，本公司的供應控制系統（ICS）、計算機訂票系統（CRS）和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%。另外，為滿足中國航空運輸業日益增長的旅客規模對系統處理能力的要求，本公司於二零零五年上半年簽署了購買新的主機系統—Dorado 280的協議。

管理層對財務狀況和經營表現的討論及分析

概述

二零零五年上半年，本集團稅前利潤人民幣285.4百萬元，較二零零四年上半年增長了14.0%。折舊、攤銷、息稅前盈餘（EBITDA）人民幣339.5百萬元，較二零零四年上半年增加了6.1%。公司股東應得利潤人民幣254.7百萬元，較二零零四年上半年增長了11.8%。本集團盈利增長，主要是二零零五年上半年國內航空旅遊業快速發展的影響所致。

本集團的營業額及業績主要來自本集團在中國的營運。本集團二零零五年上半年每股盈利人民幣0.29元。

總收入

本集團二零零五年上半年總收入為人民幣672.7百萬元，較二零零四年上半年總收入人民幣635.6百萬元，增長了人民幣37.1百萬元或5.8%，總收入的增長主要是由於本集團業務量增長所致。總收入的增長反映在下列各項中：

- 航空信息技術服務收入佔本集團二零零五年上半年總收入的81.2%；二零零四年上半年為80.0%。航空信息技術服務收入由二零零四年上半年的人民幣508.6百萬元增加至二零零五年上半年的人民幣546.0百萬元，增加了7.4%。該項增加主要是由於航空旅客量增長所致。

- 數據網絡及其他收入佔本集團二零零五年上半年總收入的18.8%，二零零四年上半年為20.0%。數據網絡及其他收入由二零零四年上半年的人民幣127.1百萬元減少至二零零五年上半年的人民幣126.7百萬元，減少了0.3%。此項減少主要是由於本公司調整了市場策略，使得E-term產品收入減少所致。

淨收入

淨收入由二零零四年上半年的人民幣613.7百萬元增加至二零零五年上半年的人民幣649.6百萬元，增加了5.8%。

營業成本

二零零五年上半年總營業成本為人民幣395.2百萬元，較二零零四年上半年的人民幣383.6百萬元，增加了人民幣11.6百萬元或3.0%。營業成本增長亦反映在以下各項中：

- 人工成本增加了2.7%，主要是由於為支持本集團業務發展而增加了員工數量；

- 經營性租賃支出增加33.4%，主要由於本公司業務發展、人員增加導致辦公面積擴大；及

- 由於二零零五年上半年本公司繼續加大新產品和新技術研發力度，從而使技術支持及維護費增加了7.5%。

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零四年上半年的人民幣230.1百萬元增加至二零零五年上半年的人民幣254.4百萬元，增加了人民幣24.3百萬元或10.6%。

財務收入

二零零五年上半年本集團的財務淨收入為人民幣26.2百萬元，較二零零四年上半年增長了93.2%，主要是由於二零零四年底中國人民銀行調高了人民幣存款利率，致使本集團利息收入大幅增長所致。

公司股東應得利潤

由於上述因素，本集團公司股東應得利潤由二零零四年上半年的人民幣227.8百萬元增加至二零零五年上半年的人民幣254.7百萬元，增加了人民幣26.9百萬元或11.8%。

變現能力與資本結構

二零零五年上半年本集團的現金流量情況見未經審計的簡明綜合現金流量表及附註。

本集團二零零五年上半年的營運資金主要來自經營活動。來自經營活動現金流入淨額為人民幣94.9百萬元。

二零零五年上半年本集團沒有任何短期和長期銀行貸款。

於二零零五年六月三十日，本集團的現金及現金等價物為人民幣1,067.7百萬元，其中分別78.2%、18.2%及3.6%以人民幣、美元及港幣計價。

長期投資

於二零零五年六月三十日，本集團持有中國國債人民幣1億元，其年利率為3%，國債到期日為二零零八年十二月。

資產抵押

於二零零五年六月三十日，本集團並無任何資產抵押。

資本開支

本集團二零零五年上半年的總資本開支為人民幣67.1百萬元，較二零零四年上半年的人民幣44.7百萬元，增加了人民幣22.4百萬元。

本集團二零零五年上半年的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件及設備。

董事會預計本集團二零零五年全年所需的計劃總資本開支約為人民幣411.0百萬元，主要用於開發及逐步推行新一代旅客服務系統及其他新業務。

資本開支計劃的資金來源將包括本公司首次公開發售所得款淨額及運營活動產生的內部現金流量。

董事會預計二零零五年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零五年六月三十日止，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣807.0百萬元(相等於約港幣757.8百萬元)已用作航空信息技術服務所需的部份資金；
- 約人民幣6.2百萬元(相等於約港幣5.8百萬元)已用作發展本公司其他新業務的資金；
- 約人民幣125.4百萬元(相等於約港幣117.8百萬元)已用作本公司日常經營活動開支；及
- 餘下所得款項淨額將暫存於銀行。

董事會相信本公司目前擁有足夠資金應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

外匯風險

本集團承受有關資本支出的外匯風險，因佔其大部分資本開支的進口設備以美元購買。

在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能完全有效地對沖外匯風險。

資產負債比率

於二零零五年六月三十日，本集團之資產負債比率為14.2%（二零零四年十二月三十一日：12.4%），該比率係通過將本集團於二零零五年六月三十日的負債除以總資產而得出。

或有負債

於二零零五年六月三十日，本集團並無重大或有負債。

員工

於二零零五年六月三十日，本集團的員工總數為1,855名。二零零五年上半年的人工成本為人民幣79.2百萬元，佔本集團二零零五年上半年總營業成本的20.0%。本集團員工的薪酬包括工資、獎金及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

二零零五年上半年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。

二零零五年下半年展望

二零零五年下半年，預計中國航空旅遊業將繼續保持較快增長的勢頭。但是，本集團也面臨著許多重大機遇和挑戰。為此，本集團將繼續秉承把安全放在首位、用服務贏得客戶、讓信息創造價值，在開放中競爭、在競爭中發展的理念，採取有力措施，改造業務系統，豐富產品結構，提升系統性能，完善客戶服務，努力鞏固和擴大現有核心業務的市場佔有率，以適應行業高速增長的要求；積極拓展旅遊產品分銷、信息技術集成業務，大力發展在線分銷，培育新的增長點；完善法人治理結構，加強戰略和內部管理，不斷提升核心競爭力。為此：

- 加快建設以旅客為中心的新一代航空旅遊系統，繼續完善航空公司信息技術業務產品線、GDS分銷業務產品線和電子商務業務產品線；
- 加強對中國商營航空公司、機場、代理人的個性化服務，加快國內外市場服務體系建設，實行更靈活的面向客戶、面向旅客市場策略，推進與中國航空旅遊市場上下游一體化的、更加緊密的合作關係；
- 擴容主機網絡系統資源，優化資源配置，建立健全安全及風險防範機制，進一步改善系統性能，提升系統可靠性；
- 以維護本集團在核心業務上的市場地位和全面提升技術、功能、產品與服務為目標，繼續積極推動與國際一流公司結成戰略聯盟的進程；
- 繼續深化內部改革，推動公司規範化管理，完善法人治理結構和運作機制。加強戰略管理，全面提升公司戰略執行能力。

中期股息

董事會建議本公司二零零五年上半年不派發中期股息。

主要股東

於二零零五年六月三十日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊而持有本公司相應類別股本5%或以上的主要股東如下：

股東名稱	身份	證券類別及數目	佔相應類別股本的比例(附註)	佔總股本的比例
Templeton Asset Management Limited	投資經理	每股面值人民幣1元的37,663,000股H股(L)	12.12%	4.24%
Matthews International Capital Management, LLC	投資經理	每股面值人民幣1元的25,327,000股H股(L)	8.15%	2.85%
J.P.Morgan Chase & Co.	實益擁有人	每股面值人民幣1元的154,000股H股(L)	0.05%	0.02%
	投資經理	每股面值人民幣1元的27,083,000股H股(L)	8.71%	3.05%
	其他	每股面值人民幣1元的6,958,600股H股(L)	2.24%	0.78%
	(附註2)	每股面值人民幣1元的6,958,600股H股(可供借出的股份)	2.24%	0.78%
Platinum Asset Management Limited	投資經理	每股面值人民幣1元的7,202,000股H股(L)	2.32%	0.81%
	受託人	每股面值人民幣1元的11,635,000股H股(L)	3.74%	1.28%
JPMorgan Chase & Co.	實益擁有人	每股面值人民幣1元的478,000股H股(L)	0.15%	0.05%
	投資經理	每股面值人民幣1元的16,829,000股H股(L)	5.41%	1.89%
	保管人	每股面值人民幣1元的4,158,000股H股(L)	1.32%	0.47%

	(附註3)	每股面值人民幣1元的 4,158,000股H股(可供借出的股份)	1.32%	0.47%
上海實業投資(控股)有限公司	受控法團	每股面值人民幣1元的 28,475,249股H股(L)	9.16%	3.21%
J.P.Morgan Fleming Asset Management (Asia) Inc.	投資經理	每股面值人民幣1元的 22,199,000股H股(L)	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	投資經理	每股面值人民幣1元的 22,199,000股H股(L)	7.14%	2.50%
JF Asset Management Limited	投資經理	每股面值人民幣1元的 22,199,000股H股(L)	7.14%	2.50%
中國民航信息集團公司	實益擁有人	每股面值人民幣1元的 198,496,500股內資股(L)	34.40%	22.35%
中國南方航空集團公司	實益擁有人	每股面值人民幣1元的 116,460,500股內資股(L)	20.20%	13.11%
中國東方航空集團公司	實益擁有人	每股面值人民幣1元的 109,414,500股內資股(L)	19.00%	12.32%
中國航空集團公司	實益擁有人	每股面值人民幣1元的 89,433,500股內資股(L)	15.50%	10.06%

附註：

1. *字母「L」代表該等證券的股權。*
2. *J.P. Morgan Chase & Co.發出的《法團大股東通知》中並未列出持有該等證券的身份。*
3. *JPMorgan Chase & Co.發出的《法團大股東通知》中並未列出持有該等證券的身份。*

除上文所述者外，於二零零五年六月三十日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本及相關股份5%或以上的任何權益或淡倉。

董事及監事擁有的本公司股本權益

於二零零五年六月三十日，概無任何董事、監事或最高行政人員於本公司或其相聯法團（定義見《期貨條例》第XV部所指的相關法團）擁有需按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據聯交所《證券上市規則》（「《上市規則》」）附錄10所載的《上市公司董事進行證券交易的標準守則》（「《標準守則》」）須知會本公司及聯交所的任何權益。截至二零零五年六月三十日止六個月期間，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相關法團（定義見《期貨條例》第XV部所指的相關法團）的証券的權利。

委託存款及逾期定期存款

於二零零五年六月三十日，本集團概無任何委託存款或不可收回的逾期定期存款。本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

購回、出售或贖回證券

二零零五年上半年，本集團並無購回、出售或贖回任何本公司的上市證券。

審核委員會

本公司審核委員會已與公司管理層一同討論並審閱了本集團截至二零零五年六月三十日止六個月的未經審計的中期業績，並就內部監控及財務申報等事宜進行了討論。

企業管治

本公司致力建立和維持高水平的企業管治。本公司已完全遵守《上市規則》附錄十四《企業管治常規守則》的守則條文（不包括於二零零五年七月一日或之後開始的會計期間生效的有關內部監控守則條文），當中只有部份地方偏離守則條文A.1.3, B.1.3, B.1.4, C.3.3, C.3.4、D.1.1及D.1.2項。偏離內容主要有關召開定期董事會的通知、薪酬與考核委員會的職權範圍及公開有關薪酬與考核委員會的資料、審核委員會的職權範圍及公開有關審核委員會的資料及確定董事會轉授予管理層的權力和職務。

於二零零五年上半年，本公司召開了二次定期董事會會議（每季一次），董事會召開該等董事會會議按章程規定提前10天發出了通知，根據守則條文A.1.3項，召開定期董事會應提前至少14天發出通知。

本公司已於2004年3月設立薪酬與考核委員會及採納〈薪酬與考核委員會實施細則〉，根據該實施細則，薪酬與考核委員會的主要職責為: (1) 研究董事和高級管理人員的考核標準，根據本公司經營實際情況進行考評並提出建議；(2) 研究和審查董事、高級管理人員的薪酬政策與方案並對其進行績效考評；(3) 負責對本公司的薪酬制度的執行情況進行監督；及(4) 董事會授權的其他事宜。雖然該實施細則說明薪酬與考核委員會的職責包括董事會授權的其他職責（包括守則條文B.1.3項下的所有特定職責），但該實施細則並未清楚列出守則條文B.1.3(b)、(d)、(e)及(f)項下之特定職責。

本公司亦已於2003年12月設立審核委員會及於2004年3月11日採納了〈審核委員會工作規則〉，根據該工作規則，審核委員會的職權範圍為(1) 審核委員應清楚了解財務匯報及核數過程中各參與方的角色及責任，包括管理層、內部核數師及外聘核數師及其之間的關係；應確保有關各方均已採取有效的程序和保護措施、各方互相協調並均有效的執行工作；(2) 審核公司的財務信息及披露，審查公司內部監控制度及風險管理程序，審核公司關聯交易，與核數師討論在中期賬目覽閱及全年賬目審核中出現的問題及存疑之處，以及核數師希望討論的其他事宜；(3) 在向董事會提交中期及全年財務報表前先行審閱，並應留意：a. 會計政策及實務上的任何轉變；b. 需要運用判斷的主要範疇；c. 核數完成後須作出的重大調整；d. 持續經營假設；e. 與會計準則符合的程度；及f. 與《上市規則》及有關法律的符合程度；(4) 若年報載有關於公司內部監控制度的陳述，則應於提呈董事會之前先行審閱；(5) 考察外聘核數師的任命、酬金及有關辭任或解聘的問題；批准外聘核數師的薪酬及聘用條款及處理、審閱外聘核數師致管理層的函件及管理層的回應；及(6) 董事會委派的其他工作。雖然該工作規則說明審核委員會的職責包括董事會委派的其他工作（包括守則條文C.3.3項下的所有職權範圍），但該工作規則並未清楚列出守則條文C.3.3(b)、(c)、(e)、(g)、(i)、(j)、(l)及(m)項下的職權範圍。

本公司已於2004年年報簡單介紹了本公司的薪酬與考核委員會及審核委員會的設立、委員會成員及其各自於2004年完成的工作，本公司並未按守則條文B.1.4及C.3.4項詳細公開各委員會的角色、職權範圍及董事會轉授予其的權力。

在管理功能方面，董事會制訂了戰略委員會、薪酬及考核委員會及審核委員會各自有特定的職權範圍，本公司亦已在其章程列出董事會和總經理各自的職權，但本公司未有另外就其他轉授予管理層的職能及管理層的權力訂立具體的指引，並未完全遵守守則條文D.1.1及D.1.2項。

為完全遵守守則條文，董事會擬儘快召開會議，商議採納召開定期董事會會議提前至少14天發出通知的守則、按有關守則條文修訂薪酬與考核委員會及審核委員會的職權範圍及安排在本公司的網站公開各委員會的角色、職權範圍及董事會轉授予其的權力，以及按有關守則條文就轉授予管理層的職能及給予管理層的權力制訂清晰的指引。

截至二零零五年六月三十日止六個月期間，本公司一直採納《上市規則》附錄10所載的《標準守則》。在向所有董事作出特定查問後，本公司確認全體董事於截至二零零五年六月三十日止六個月期間完全遵從《標準守則》及其行為守則所規定有關董事的證券交易的標準。

承董事會命

朱永

董事長

二零零五年八月二十四日

董事會

董事長　(於二零零四年八月二十六日獲委任)

朱　永	執行董事(於二零零三年十二月五日獲委任)

董事

朱曉星	執行董事(總經理)(於二零零四年十月十二日獲委任)
丁衛平	執行董事(公司秘書)(於二零零三年十二月五日獲委任)
宋金箱	執行董事(於二零零三年十二月五日獲委任)
王全華	副董事長、非執行董事(於二零零三年十二月五日獲委任)
曹建雄	副董事長、非執行董事(於二零零三年十二月五日獲委任)
張學仁	副董事長、非執行董事(於二零零三年十二月五日獲委任，並於二零零五年八月二十三日離任)
宮國魁	副董事長(於二零零五年八月二十四日獲委任)、非執行董事(於二零零五年八月二十三日獲委任)
榮　剛	非執行董事(於二零零三年十二月五日獲委任)
楊亞鐵	非執行董事(於二零零三年十二月五日獲委任)
李曉光	非執行董事(於二零零三年十二月五日獲委任)
司玉佩	非執行董事(於二零零三年十二月五日獲委任)
宋　箭	非執行董事(於二零零三年十二月五日獲委任)
烏家培	獨立非執行董事(於二零零三年十二月五日獲委任)
周國華	獨立非執行董事(於二零零三年十二月五日獲委任)
李國明	獨立非執行董事(於二零零三年十二月五日獲委任，並於二零零五年八月二十三日離任)
易永發	獨立非執行董事(於二零零五年八月二十三日獲委任)

審核委員會

烏家培	主任委員(於二零零三年十二月五日獲委任)
周國華	委員 (於二零零三年十二月五日獲委任)
李國明	委員 (於二零零三年十二月五日獲委任，並於二零零五年八月二十三日離任)
易永發	委員 (於二零零五年八月二十四日獲委任)

戰略委員會

曹建雄　　主任委員(於二零零四年三月十一日獲委任)
朱　永　　委員(於二零零四年三月十一日獲委任)
王全華　　委員(於二零零四年三月十一日獲委任)
張學仁　　委員(於二零零四年三月十一日獲委任，並於二零零五年八月二十三日離任)
宮國魁　　委員(於二零零五年八月二十四日獲委任)
榮　剛　　委員(於二零零四年三月十一日獲委任)
丁衛平　　委員(於二零零四年三月十一日獲委任)

薪酬與考核委員會

周國華　　主任委員(於二零零四年三月十一日獲委任)
烏家培　　委員(於二零零四年三月十一日獲委任)
李國明　　委員(於二零零四年三月十一日獲委任，並於二零零五年八月二十三日離任)
易永發　　委員(於二零零五年八月二十四日獲委任)
王全華　　委員(於二零零四年三月十一日獲委任)
楊亞鐵　　委員(於二零零四年三月十一日獲委任)

監事會

主席　　(於二零零三年十二月五日獲委任)
李曉軍　　監事(於二零零三年十二月五日獲委任)

副主席　　(於二零零四年四月二十八日獲委任)
杜紅鷹　　監事(於二零零三年十二月五日獲委任)

監事

張亞坤　　監事(於二零零三年十二月五日獲委任)
王永強　　監事(於二零零三年十二月五日獲委任)
陳立宏　　監事(於二零零三年十二月五日獲委任)
譚曉煦　　監事(於二零零三年十二月五日獲委任)
張　欣　　監事(於二零零三年十二月五日獲委任)
饒戈平　　獨立監事(於二零零三年十二月五日獲委任)

高級管理人員

朱曉星　　總經理（執行董事）（於二零零四年八月二十六日獲委任）
黃源昌　　副總經理（於二零零三年十二月五日獲委任）
肖殷洪　　副總經理（於二零零三年十二月五日獲委任）
黃　澎　　副總經理（於二零零四年八月二十六日獲委任）

公司秘書

丁衛平　　（執行董事）

公司網址

www.travelsky.net

核數師

國際核數師：
羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：
普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編200021

法律顧問

香港法律：
趙不渝　馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心 C座南樓18-20層
郵編100080
電話：(8610) 8286 1610
傳真：(8610) 8286 1612

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30 樓3005-3007 室

上市地點

香港聯合交易所有限公司
股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183 號
合和中心17樓1712-1716室

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(www.travelsky.net)取得本中期業績報告副本。

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC
Telephone: (8610) 8286 1610
Facsimile: (8610) 8286 1612

PLACE OF BUSINESS IN HONG KONG

Rooms 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this interim report through the website of the Company at (www.travelsky.net).

SENIOR MANAGEMENT

Zhu Xiaoxing	General Manager (Executive Director) (appointed on August 26, 2004)
Huang Yuanchang	Deputy General Manager (appointed on December 5, 2003)
Xiao Yinhong	Deputy General Manager (appointed on December 5, 2003)
Huang Peng	Deputy General Manager (appointed on August 26, 2004)

COMPANY SECRETARY

Ding Weiping (Executive Director)

COMPANY'S WEBSITE

www.travelsky.net

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Chiu and Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

STRATEGIC COMMITTEE

Cao Jianxiong	Chief member (appointed on March 11, 2004)
Zhu Yong	Member (appointed on March 11, 2004)
Wang Quanhua	Member (appointed on March 11, 2004)
Zhang Xueren	Member (appointed on March 11, 2004 and resigned on August 23,2005)
Gong Guokui	Member (appointed on August 24, 2005)
Rong Gang	Member (appointed on March 11, 2004)
Ding Weiping	Member (appointed on March 11, 2004)

REMUNERATION AND EVALUATION COMMITTEE

Chow Kwok Wah, James	Chief member (appointed on March 11, 2004)
Wu Jiapei	Member (appointed on March 11, 2004)
Li Kwok Ming, Don	Member (appointed on March 11, 2004 and resigned on August 23,2005)
Yick Wing Fat, Simon	Member (appointed on August 24, 2005)
Wang Quanhua	Member (appointed on March 11, 2004)
Yang Yatie	Member (appointed on March 11, 2004)

SUPERVISORY COMMITTEE

Chairman	(appointed on December 5, 2003)
Li Xiaojun	Supervisor (appointed on December 5, 2003)
Vice Chairman	(appointed on April 28, 2004)
Du Hongying	Supervisor (appointed on December 5, 2003)

SUPERVISORS

Zhang Yakun	Supervisor (appointed on December 5, 2003)
Wang Yongqiang	Supervisor (appointed on December 5, 2003)
Chen Lihong	Supervisor (appointed on December 5, 2003)
Tan Xiaoxu	Supervisor (appointed on December 5, 2003)
Zhang Xin	Supervisor (appointed on December 5, 2003)
Rao Geping	Independent Supervisor (appointed on December 5, 2003)

BOARDS OF DIRECTORS

Chairman	(appointed on August 26, 2004)
Zhu Yong	Executive Director (appointed on December 5, 2003)
Directors	
Zhu Xiaoxing	Executive Director (General Manager) (appointed on October 12, 2004)
Ding Weiping	Executive Director (Company Secretary) (appointed on December 5, 2003)
Song Jinxiang	Executive Director (appointed on December 5, 2003)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Zhang Xueren	Vice Chairman, Non-executive Director (appointed on December 5, 2003 and resigned on August 23, 2005)
Gong Guokui	Vice Chairman (appointed on August 24, 2005), Non-executive Director (appointed on August 23, 2005)
Rong Gang	Non-executive Director (appointed on December 5, 2003)
Yang Yatie	Non-executive Director (appointed on December 5, 2003)
Li Xiaoguang	Non-executive Director (appointed on December 5, 2003)
Si Yupei	Non-executive Director (appointed on December 5, 2003)
Song Jian	Non-executive Director (appointed on December 5, 2003)
Wu Jiapei	Independent non-executive Director (appointed on December 5, 2003)
Chow Kwok Wah, James	Independent non-executive Director (appointed on December 5, 2003)
Lee Kwok Ming, Don	Independent non-executive Director (appointed on December 5, 2003 and resigned on August 23, 2005)
Yick Wing Fat, Simon	Independent non-executive Director (appointed on August 23, 2005)

AUDIT COMMITTEE

Wu Jiapei	Chief member (appointed on December 5, 2003)
Chow Kwok Wah, James	Member (appointed on December 5, 2003)
Lee Kwok Ming, Don	Member (appointed on December 5, 2003 and resigned on August 23, 2005)
Yick Wing Fat, Simon	Member (appointed on August 24, 2005)

As to management functions, the Board has provided specific term of reference for each of Strategic Committee, Remuneration and Evaluation Committee and Audit Committee. The Company has also set out the respective duties of the Board and the general manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which derivates from code provisions D.1.1 and D.1.2 of the Code.

To fully comply with the Code, the Board proposes to convene a Board meeting as soon as possible, for the purpose of considering the adoption of a practice of giving a prior notice of at least 14 days of a regular Board meeting, the amendment to the terms of reference of each of the Remuneration and Evaluation Committee and the Audit Committee, making available the terms of reference of the Remuneration and Evaluation Committee and Audit Committee and explaining their roles and the authorities delegated to them by the Board at the Company's website, and the formulation of specific guidelines in respect of other duties of the management and authority delegated to the management pursuant to the relevant code provisions of the Code.

For the six month ended June 30, 2005, the Company has adopted the Model Code set out in Appendix 10 to the Listing Rules. After making specific enquiries to the directors, the Company confirms that all directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code during the six month ended 30 June 2005.

By order of the Board
Zhu Yong
Chairman

August 24, 2005

The Company established the Audit Committee in December 2003 and adopted the Working Rules of Audit Committee (the "Working Rules") on March 11, 2004, pursuant to which the Audit Committee has the following terms of reference: (1) to have a clear understanding on the role and responsibility of each participant, including the senior management, the internal and external auditors and the relations between each participant, in the course of financial reporting and audit; to ensure that each participant has carried out effective procedures and protection measures and that they have implemented the work on coordinated and effective basis; (2) to review the Company's financial information and disclosure, to review the Company's internal control system and risk management procedures, to review the Company's connected transactions, and to discuss with the auditors the problems and doubtful matters in the course of their reading and auditing of the interim and annual accounts respectively, and other matters that the auditors wish to discuss; (3) to review the interim and annual financial statements prior to submission to the Board and pay attention to (a) any change in the accounting policy and practice; (b) the scope of discretion; (c) the material adjustment to be made upon completion of the audit; (d) the going-concern assumption; (e) the extent of compliance with the accounting standards; and (f) the extent of compliance with the Listing Rules and relevant applicable laws; (4) to review the statement, if any, set out in the annual report in respect of the Company's internal control system prior to submission to the Board; (5) to consider the appointment, remuneration and resignation or dismissal of the external auditors; to approve the remuneration and appointment terms for external auditors; and to handle and review the external auditors' letters to the Board and the reply made by the management; and (6) to deal with other matters under the authorisation of the Board. Although the terms of reference of the Audit Committee include other work authorised by the Board (including all duties specified in code provision C.3.3 of the Code) pursuant to the Working Rules, they do not set out explicitly the duties specified in code provisions C.3.3 (b), (c), (e), (g), (i), (j), (l) and (m) of the Code.

The Company has introduced the establishment and members of the Remuneration and Evaluation Committee and the Audit Committee in brief in its 2004 annual report and the work they performed in 2004. The Company have not made available their roles the terms of reference and the authorities delegated to them by the Board in accordance with code provisions B.1.4 and C.3.4 of the Code.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance. The Company has fully complied with the code provisions set out in Appendix 14 "Code on Corporate Governance Practices" (the "Code") to the Listing Rules (save for the relevant code provisions on internal control which are applicable to the accounting periods commencing on or after July 1, 2005), with certain deviations from the code provisions A.1.3, B.1.3, B.1.4, C.3.3, C.3.4 , D.1.1 and D.1.2 of the Code. The deviations mainly concern about the notice to regular board meetings, the terms of reference and the disclosure of information of the Remuneration and Evaluation Committee and the Audit Committee, and the determination of authorities and duties delegated to the management by the Board.

In the first half of 2005, the Company convened two regular Board meetings (once for a quarter). To convene each of these Board meetings, a 10 days' prior notice was given in accordance with the articles of association of the Company (the "Articles"), while pursuant to code provision A.1.3 of the Code, a prior notice of at least 14 days should be given of a regular Board meeting.

In March 2004, the Company established the Remuneration and Evaluation Committee and adopted the Implementation Provisions for the Remuneration and Evaluation Committee (the "Implementation Provisions") pursuant to which, duties of the Remuneration and Evaluation Committee mainly include: (1) to study the standards for appraisal of the Directors and senior management and to carry out the appraisal according to the Company's actual operation conditions and make recommendation; (2) to study and review the remuneration policy and proposal for Directors and senior management and evaluate their performance; (3) to monitor the implementation of the Company's remuneration system; and (4) to deal with other matters under the authorisation of the Board. Although the duties of the Remuneration and Evaluation Committee include other duties as authorised by the Board (including all specific duties under code provision B.1.3 of the Code) pursuant to the Implementation Provisions, they do not set out explicitly the specific duties under code provisions B.1.3(b), (d), (e) and (f) of the Code.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2005, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) that is required to be recorded in the register maintained in accordance with Section 352 of the Ordinance, or any interest required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"). None of the Directors, Supervisors or chief executives of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporation (as defined in Part XV of the Ordinance) for the six months ended June 30, 2005.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2005, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In the first half of 2005, the Group did not purchase, sell or redeem any of the listed securities of the Company.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2005, and has also discussed among themselves matters including internal control and financial reporting.

	(Note 3)	4,158,000 H shares of RMB 1 each (lending pool)	1.32%	0.47%
Shanghai Industrial Investment (Holdings) Company Limited	Controlled Corporation	28,475,249 H shares of RMB 1 each (L)	9.16%	3.21%
J.P.Morgan Fleming Asset Management (Asia) Inc.	Investment Manager	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	Investment Manager	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
JF Asset Management Limited	Investment Manager	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
China TravelSky Holding Company	Beneficial owner	198,496,500 Domestic shares of RMB 1 each (L)	34.40%	22.35%
China Southern Air Holding Company	Beneficial owner	116,460,500 Domestic shares of RMB 1 each (L)	20.20%	13.11%
China Eastern Air Holding Company	Beneficial owner	109,414,500 Domestic shares of RMB 1 each (L)	19.00%	12.32%
China National Aviation Holding Company	Beneficial owner	89,433,500 Domestic shares of RMB 1 each (L)	15.50%	10.06%

Note: 1. *The Letter "L" represents the entity's interests in the securities.*

2. *The capacity in which the securities are held was not stated in the corporate substantial shareholders notice of J.P. Morgan Chase & Co..*

3. *The capacity in which the securities are held was not stated in the corporate substantial shareholders notice of JPMorgan Chase & Co..*

Save as disclosed above, as at June 30, 2005, no other persons or companies held an interest or short positions of 5% or more in the shares and underlying shares of the Company pursuant to the register required to be maintained under Section 336 of the Ordinance.

SUBSTANTIAL SHAREHOLDERS

As at June 30, 2005, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Capacity	Class and no. of Securities	Percentage of respective class of share capital (Note)	Percentage of total share capital
Templeton Asset Management Limited	Investment Manager	37,663,000 H shares of RMB 1 each (L)	12.12%	4.24%
Matthews International Capital Management, LLC	Investment Manager	25,327,000 H shares of RMB 1 each (L)	8.15%	2.85%
J.P.Morgan Chase & Co.	Beneficial owner	154,000 H shares of RMB1 each (L)	0.05%	0.02%
	Investment Manager	27,083,000 H shares of RMB1 each (L)	8.71%	3.05%
	Other	6,958,600 H shares of RMB 1 each (L)	2.24%	0.78%
	(Note 2)	6,958,600 H shares of RMB 1 each (lending pool)	2.24%	0.78%
Platinum Asset Management Limited	Investment Manager	7,202,000 H shares of RMB 1 each (L)	2.32%	0.81%
	Trustee	11,635,000 H shares of RMB 1 each (L)	3.74%	1.28%
JPMorgan Chase & Co.	Beneficial owner	478,000 H shares of RMB1 each (L)	0.15%	0.05%
	Investment Manager	16,829,000 H shares of RMB1 each (L)	5.41%	1.89%
	Custodian	4,158,000 H shares of RMB 1 each (L)	1.32%	0.47%

LOOKING AHEAD FOR THE SECOND HALF OF 2005

In the second half of 2005, China's aviation and travel industry is expected to maintain a considerable upward momentum. However, the Group is also facing a lot of crucial opportunities and challenges. As such, abiding by its vision of "Give priority to security, secure customers with good service, and let information create value and develop itself through competitions in an open environment", the Company will take initiatives to refine its business system, diversify product portfolio, and improve system performance and customer services, so as to satisfy the demands of the fast-growing industry to secure and expand the market share of its existing core businesses. Meanwhile, the Company will proactively develop travel product distribution and information technology integration as well as online distribution businesses, laying a foundation for new growth bases. In addition, the Group will improve its corporate legal person governance, strengthen strategic and internal management to hone its core competitiveness.

- To accelerate the establishment of the passenger-oriented new-generation aviation and travel system as well as continuously improve product lines of information technology business, GDS distribution and E-commerce business;

- To reinforce the customized services for PRC commercial airlines, airports and travel agencies, speed up the construction of service systems in the domestic and overseas markets, and carry out more flexible market strategy focusing on customers and passengers, advance the vertically integrated and closer cooperation relations in PRC aviation and travel market;

- To expand the mainframe and network system resources and optimize resource allocation and set up a sound safety and risk-prevention system to further improve system performance and reliability;

- To advance the establishment of strategic alliances with leading international enterprises, aiming at securing the Group's market position of core businesses and an overall enhancement in technologies, functions, products and services;

- To further strengthen the Company's internal reforms, promote the rational management, to improve the corporate legal person governance structure and operating mechanism; to reinforce its strategic management and enhance the Company's strategy implementation capability as a whole.

INTERIM DIVIDEND

The Board recommends not to pay an interim dividend for the first half of 2005.

Foreign exchange risk

The Group is exposed to foreign exchange risks related to its capital expenditures since a substantial portion of its capital expenditures involves payments for the purchase of imported equipment which are denominated in US dollars.

Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against foreign currency risks, except for cash and cash equivalents that are denominated in foreign currency.

Gearing ratio

As at June 30, 2005, the gearing ratio of the Group was 14.2%. (December 31, 2004: 12.4%), which was computed by dividing the total liabilities by the total assets of the Group as at June 30, 2005.

Contingent liabilities

As at June 30, 2005, the Group had no material contingent liabilities.

Employees

As at June 30, 2005, the total number of employees of the Group was 1,855. Personnel expenses amounted to RMB79.2 million for the first half of 2005, representing 20.0% of the total operating expenses of the Group in the first half of 2005. The remuneration package of the Group's employees includes salary, bonus and other welfare benefits. In compliance with the relevant laws and regulations in the PRC, the Group offers salaries of different levels to different employees based on factors which include their performance, qualifications and duties.

In the first half of 2005, the Group continued to provide its employees with learning opportunities in the areas of aviation and travel, computer information technology and business management, as well as training in the latest developments in computer information technology, law and economics.

Capital expenditures

The total capital expenditures of the Group increased by RMB22.4 million from RMB44.7 million in the first half of 2004 to RMB67.1 million in the first half of 2005.

The capital expenditures of the Group in the first half of 2005 consisted principally of the purchase of hardware, software and equipment to implement the Group's business strategy.

The Board estimates that the Group's total planned capital expenditure for the year 2005 will amount to approximately RMB411.0 million, which is mainly for the development and gradual promotion of the new generation traveler service system and other new businesses.

The sources of funding for the capital expenditure programs will include the remaining balance of proceeds from the Company's initial public offering and internal cash flow generated from operating activities.

The Board estimates that the sources of funding of the Group in 2005 will be sufficient to fully cover the amount required for its capital expenditure programs and daily operations.

Use of proceeds from issuance of the H shares

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. As at June 30, 2005, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB807.0 million (equivalent to approximately HK$757.8 million) was used to finance a portion of fund required for the AIT service;
- approximately RMB6.2 million (equivalent to approximately HK$5.8 million) was used to finance the development of other new businesses of the Company;
- approximately RMB125.4 million (equivalent to approximately HK$117.8 million) was used for daily operating activities of the Company; and
- the balance of the net proceeds is currently deposited with banks.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisitions or investments which the Company may decide to pursue in the future.

Financial income

The Group recorded a net financial income of RMB26.2 million for the first half of 2005, an increase of 93.2%, over the first half of 2004. This is mainly attributable to the significant increase in the Group's interest income as a result of the upward adjustment of interest rate for Renminbi-denominated deposit by the People's Bank of China at the end of 2004.

Net profit attributable to the shareholders of the Company

As a result of the above factors, the Group's net profit attributable to the shareholders of the Company increased by RMB26.9 million, or 11.8%, to RMB254.7 million in the first half of 2005 from RMB227.8 million in the first half of 2004.

Liquidity and capital structure

For details of the cash flows of the Group for the first half of 2005, please refer to the unaudited condensed consolidated statement of cash flows and the explanatory notes relating thereto.

In the first half of 2005, the Group derived its working capital mainly from operating activities. Net cash inflow from operating activities amounted to RMB94.9 million.

During the first half of 2005, the Group had no short-term or long-term bank loan.

As at June 30, 2005, the cash and cash equivalents of the Group amounted to RMB1,067.7 million, of which 78.2%, 18.2% and 3.6% was denominated in Renminbi, US dollors and Hong Kong dollars respectively.

Long-term investment

As at June 30, 2005, the Group held RMB100 million of China treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is December, 2008.

Charge on assets

As at June 30, 2005, the Group had no charges on its assets.

- Aviation information technology ("AIT") service revenues represented 81.2% of the Group's total revenues in the first half of 2005, as compared to 80.0% in the first half of 2004. AIT service revenues increased by 7.4% to RMB546.0 million in the first half of 2005 from RMB508.6 million in the first half of 2004. The increase was mainly attributable to the growth in the number of air travelers.

- Data network revenues and other revenues accounted for 18.8% of the Group's total revenues in the first half of 2005, as compared to 20.0% in the first half of 2004. Data network revenues and other revenues decreased by 0.3% to RMB126.7 million in the first half of 2005 from RMB127.1 million in the first half of 2004. The decrease was mainly attributable to the decrease of revenues from E-term products due to the adjustment to the Company's marketing strategy.

Net revenues

Net revenues increased by 5.8% to RMB649.6 million in the first half of 2005 from RMB613.7 million in the first half of 2004.

Operating expenses

Total operating expenses increased by RMB11.6 million, or 3.0% to RMB395.2 million in the first half of 2005 from RMB383.6 million in the first half of 2004. The increase in operating expenses is reflected as follows:

- personnel expenses increased by 2.7%, primarily due to an increase in the number of employees in order to support the development of the Group's businesses;

- operational leasing expenses (the rent) increased by 33.4%, primarily due to the enlarged office area as a result of business development and the increase of staff of the Company;

- technical support and maintenance costs increased by 7.5% after the Company step up the research and development of new products and new technology in the first half of 2005;

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB24.3 million, or 10.6%, to RMB254.4 million in the first half of 2005 from RMB230.1 million in the first half of 2004.

In the first half of 2005, the Company continued to improve performance and reliability of its basic infrastructure by technological renovations to ensure safe operation. With applications of technologies such as mainframe AV move-out and Web AV, system resource was significantly saved and the pressure on system resources was relieved to certain extent. Through a series of technological renovations including correcting operating system's BUG, installing new version of OLTP products with better stability and optimizing disk I/O performance, the system operating safety was further enhanced. Moreover, the Company successfully accomplished the transfer and expansion of NCR data warehouse and thereby improved the storage space and resources of data warehouse. With the accomplishment of the network backbone project to certain extent, the pressure on network resources was alleviated. At the same time, the Company completed the expansion and advancement project of core network, relieving greatly the network traffic with a 24.7% drop in malfunctions compared with the same period of 2004. In the first half of 2005, the utilization rates of Inventory Control System ("ICS"), Computer Reservation System ("CRS") and APP mainframe systems of the Company amounted to approximately 99.9%, 99.9% and 99.9% respectively. In addition, to satisfy the demand for information technology systems with greater handling capability arising from the growing scale of the PRC aviation industry, the Company entered into an agreement in respect of acquisition of new mainframe Dorado 280 in the first half of 2005, so as to facilitate the continuous improvements in operating reliability and processing capabilities of its infrastructure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2005, the Group achieved a profit before tax of RMB285.4 million, representing an increase of 14.0%, compared to the first half of 2004. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB339.5 million, representing an increase of 6.1%, compared to the first half of 2004. Net profit attributable to shareholders of the Company was RMB254.7 million, representing an increase of 11.8%, compared to the first half of 2004. The increase in profit of the Group was mainly attributable to the fast growing domestic aviation and travel industry in the first half of 2005.

The turnover and results of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.29 for the first half of 2005.

Total revenues

The total revenues of the Group in the first half of 2005 were RMB672.7 million, representing an increase of RMB37.1 million or 5.8%, compared to the total revenues of RMB635.6 million in the first half of 2004. The increase in total revenues was mainly attributable to the increase in the Group's business volume. The increase in total revenues is reflected as follows:

In the first half of 2005, benefiting from the booming aviation and travel industry in the PRC, the Group also continued to strive for expanding the market scale and share of its core businesses. New participants such as Okay Airways and United Eagle Airlines started utilizing services provided by the Company's ETD and Airport Passenger Processing ("APP") systems. The flight management systems of six foreign and regional airlines including Iberia and Thai Airways International are also establishing direct links with the Company's ETD system, which will increase the accuracy of their flight and freight information to be distributed by the Company as well as reduce the inter-system mismatch possibility. In addition, SilkAir and Cathay Pacific have decided to link with the Company's APP system. There have already been 16 foreign and regional airlines using the Company's APP system, which processed over 530 thousand passengers of these foreign and regional airlines during the first half of 2005.

During the first half of 2005, in addition to improving its existing ETD and APP products, the Company also enhanced its market promotion activities. Domestic airlines including Air China, Hainan Airlines, Shanghai Airlines have adopted three electronic ticket technologies developed by the Company, namely Billing and Settlement Plan ("BSP") electronic tickets technology, airline direct-sale electronic tickets technology and airline online electronic tickets technology. Foreign and regional airlines including Singapore Airlines also decided to apply the Company's BSP electronic tickets technology in flight ticket sales. The electronic tickets sold in the first half of 2005 amounted to approximately 2.8 million, accounting for approximately 4.2% of sales of domestic flight tickets . China Eastern Airline and China Southern Airline have adopted the funnel flight technology developed by the Company. To satisfy passengers' increasing demand for through check-in services, Air China and China Southern Airline began to provide through check-in services based on the Company's through check-in technologies. Meanwhile, through the strategic cooperation agreement for a term of 3 years with American Express Company, one of the largest business travel management companies in the world, the Group gained a thorough understanding of the business and workflow of leading international business travel management companies, in order to develop information technology solutions more suitable for travel agencies and travel services distributors to meet market demands. Furthermore, the Company and IATA, having arrived at a consensus on "Simplifying the Business", are jointly promoting the simplication of global civil aviation business in fields such as electronic tickets, Common Use Self Service (CUSS), Bar Coded Boarding Passes (BCBP), Radio Frequency Identification (RFID) technologies, so as to promote the wide application of new technologies and reduce industry cost.

With the achievement in its travel product distribution business in the first half of 2005, the Company sold over 10.2 thousand hotel room-nights and developed a hotel room distribution system based on its open platform, laying a foundation for further development of hotel room reservation business. E-policies sold through the Company's sales management system of air-travel personal injury insurance exceeded 4.4 million.

13. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology services and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's General Manager. The information reviewed by the General Manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for six months ended June 30, 2004 and 2005. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented in these financial statements.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

The first half of 2005 extended a wide range of challenges to the Company. To begin with, information technology solutions in the industry witnessed increasing demands from in-depth customization and emerging business modes. Meanwhile, the rapid progress and expanding application of new technologies, including open platform and internet technologies, gave an impact on the traditional distribution business mode of Global Distribution System ("GDS"). The industrial environment began to embrace more deregulation and competitions, while the PRC commercial airlines are benefiting from stronger bargaining power as a result of their ongoing in-depth reorganization and integration. Furthermore, foreign GDS suppliers are circumventing the PRC regulatory barriers and heading for overall penetration into the PRC's intensifying Computer Reservation System ("CRS") market. Surrounded by such challenges, the Group continued to address market demands with enhanced information safety and improved customer services in light of its development strategy, to promote development by sustaining reform, and advancing win-win cooperation while grasping the overall situation, so as to achieve and overall progress in various businesses.

Thanks to the continuous rapid growth of the PRC economy, the expanding foreign trade and the vibrant international investment, the increasingly frequent domestic and foreign business trips and leisure travel activities continued to boost the steady growth in the PRC aviation and transportation industry. As the dominant provider of information technology services in the PRC aviation and travel industry, the Company's Electronic Travel Distribution ("ETD") system processed approximately 70.5 million bookings on domestic and foreign and regional commercial airlines in the first half of 2005, representing an increase of approximately 12.7% over the same period in 2004, of which bookings on domestic commercial airlines increased by approximately 12.4% while that on foreign and regional commercial airlines increased by approximately 20.5%.

12. COMMITMENTS

(a) Capital commitments

As at June 30, 2005, the Group had the following capital commitments:

	RMB'000
Authorised and contracted for	305,405
Authorised but not contracted for	42,447
Total	347,852

The above capital commitments primarily relate to the acquisition and installation of the new generation traveler service system.

Capital commitments outstanding as at June 30, 2005 denominated in U.S. dollars was approximately USD34,211,000.

(b) Operating lease commitments

As at June 30, 2005, the Group had the following commitments under operating leases:

	RMB'000
Within one year	51,924
Later than one year but not later than five years	67,036
Later than five years	1,966
Total	120,926

11. CASH GENERATED FROM OPERATING ACTIVITIES

	Six months ended June 30	
	2005	2004
	RMB'000	*RMB'000*
Profit before taxation	**285,362**	250,287
Adjustments for:		
Depreciation and amortisation	**80,341**	83,401
Loss/(gain) on disposal of property, plant and equipment	**(22)**	291
Interest income	**(26,164)**	—
Provision for doubtful debts	**38**	610
Share of results of associated companies	**(3,078)**	(6,724)
Operating profit before working capital changes	**336,477**	327,865
Decrease / (increase) in current assets:		
Accounts receivable	**(11,655)**	(13,251)
Inventories	**(1,519)**	(2,247)
Prepayments and other current assets	**1,337**	(16,817)
Due from related parties and associated companies	**(194,201)**	(37,982)
Increase / (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**(11,462)**	71,864
Deferred revenue	**1,977**	5,054
Due to related parties	**(226)**	(708)
Taxes payable	**(5,451)**	(3,352)
Cash generated from operating activities	**115,277**	330,426

9. ACCOUNTS RECEIVABLE

The credit period for accounts receivable is normally six months after services are rendered.

The aging analysis of accounts receivable is as follows:

	June 30, 2005 *RMB'000*	December 31, 2004 *RMB'000*
Within 6 months	**34,942**	30,456
Over 6 months but within 1 year	**9,605**	7,883
Over 1 year but within 2 years	**6,253**	846
Over 2 years but within 3 years	**166**	126
Over 3 years	**996**	996
Total accounts receivable	**51,962**	40,307
Provision for doubtful debts	**(2,175)**	(2,137)
Accounts receivable, net	**49,787**	38,170

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable is as follows:

	June 30, 2005 *RMB'000*	December 31, 2004 *RMB'000*
Within 6 months	**40,667**	24,623
Over 6 months but within 1 year	**2,987**	3,542
Over 1 year but within 2 years	**9,197**	29,120
Over 2 years but within 3 years	**32**	1,358
Over 3 years but within 4 years	**27,994**	33,787
Total accounts payable	**80,877**	92,430
Accrued liabilities	**300,396**	312,047
Total accounts payable and accrued liabilities	**381,273**	404,477

5. EARNINGS PER SHARE

Earnings per share for the six months ended June 30, 2004 and 2005 have been computed by dividing the profit attributable to the shareholders of the Company of RMB227,757,000 and RMB254,669,000 by the number of 888,157,500 ordinary shares issued and outstanding for the periods respectively.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2004 and 2005.

6. RESERVES

RMB88,231,000, representing 20% of the after tax profit of year 2004, as reflected in the Company's statutory financial statements prepared in accordance with the People's Republic of China ("PRC") accounting standards, was transferred to the discretionary surplus reserves.

7. DIVIDEND DISTRIBUTION

The shareholders in the annual general meeting held on May 10, 2005 approved the final dividend in respect of 2004 of RMB0.200 per share amounting to a total of RMB177,631,500. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2005.

8. PROPERTY, PLANT AND EQUIPMENT

For the six months ended June 30, 2005, the Group acquired property, plant and equipment amounting to approximately RMB63,148,000.

3. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging and crediting the following:

	Six months ended June 30	
	2005	2004
	RMB'000	*RMB'000*
After charging:		
Depreciation	**76,042**	79,790
Amortisation	**4,299**	3,611
Loss/(gain) on disposal of property, plant and equipment	**(22)**	291
Operating lease rentals	**29,360**	22,010
Provision for doubtful debts	**38**	610
Cost of equipment sold	**2,266**	5,679
Contributions to defined contribution pension scheme	**6,312**	2,080
Auditor's remuneration	**905**	707
Exchange loss	**776**	1,970
Contribution to housing fund	**3,678**	1,286
Research and development expenses	**68,871**	48,657
After crediting:		
Interest income	**(26,164)**	(15,822)

4. TAXATION

The Company was registered as a new technology enterprise in October, 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to pay an enterprise income tax at a preferential tax rate of 7.5% for the period from January 1, 2003 to December 31, 2005 and at 15% thereafter.

The Company's subsidiaries are subject to different enterprise income tax rates, ranging from 7.5% to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operation.

No deferred income taxes had been provided at each of the balance sheet dates as no significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards, and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2004.

2. REVENUES

Revenues primarily comprise the fees earned by the Group for the provision of the Group's aviation information technology services and related services.

A substantial portion of these fees was generated from the shareholders of the Company.

(1) Aviation information technology services comprise electronic travel distribution services, airport passenger processing services and other extended information technology services related to the aforementioned businesses as provided by the Group.

Electronic travel distribution services are provided by the Group's Inventory Control System and Computer Reservation System, which provide real-time flight seat control and flight reservation information for the airlines and travel agencies.

Airport passenger processing services are provided by the Group's Airport Passenger Processing System, which provides check-in, boarding, baggage control, flight navigation and flight allocation services for airlines and airports located in the PRC and in several foreign cities.

(2) The Group charges airlines, airports and travel agencies for the use of the Group's data network. The Group also sells equipment related to the use of the Group's systems to airlines, airports and travel agencies.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of Renminbi)

	Note	Unaudited Six months ended June 30 2005	2004
Cash flows from operating activities			
Cash generated from operating activities	11	**115,277**	330,426
Enterprise income tax paid		**(20,402)**	(10,341)
Net cash provided by operating activities		**94,875**	320,085
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(78,526)**	(62,806)
Increase in short-term bank deposit		**(1,159,608)**	(273,443)
Interest income		**40,683**	—
Investment to associated company		**(3,000)**	—
Proceeds from disposal of property, plant and equipment		**223**	274
Dividends received from associated companies		**205**	230
Decrease in other long-term assets		**—**	1,222
Net cash used in by investing activities		**(1,200,023)**	(334,523)
Cash flows from financing activities			
Dividend paid to group shareholders		**(63,966)**	(83,543)
Net cash used in financing activities		**(63,966)**	(83,543)
Net decrease in cash and cash equivalents		**(1,169,114)**	(97,981)
Cash and cash equivalents, beginning of period		**2,236,843**	2,034,952
Cash and cash equivalents, end of period		**1,067,729**	1,936,971

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts expressed in thousands of Renminbi)

	Unaudited				
	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital	Reserves	Retained earnings		
Balance at 1 January 2004, as previously reported as equity	888,158	1,584,817	405,063	—	2,878,038
Balance at 1 January 2004, as previously separately reported as minority interest	—	—	—	40,305	40,305
Balance at 1 January 2004, as restated	888,158	1,584,817	405,063	40,305	2,918,343
Profit for the period	—	—	227,757	4,224	231,981
Dividend relating to 2003	—	—	(90,592)	—	(90,592)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(587)	(587)
Appropriation to reserves	—	45,462	(45,462)	—	—
Balance at 30 June 2004	888,158	1,630,279	496,766	43,942	3,059,145

	Unaudited				
	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital	Reserves	Retained earnings		
Balance at 1 January 2005, as previously reported as equity	888,158	1,719,540	628,929	—	3,236,627
Balance at 1 January 2005, as previously separately reported as minority interest	—	—	—	49,456	49,456
Balance at 1 January 2005, as restated	888,158	1,719,540	628,929	49,456	3,286,083
Profit for the period	—	—	254,669	7,916	262,585
Dividend relating to 2004	—	—	(177,631)	—	(177,631)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(3,395)	(3,395)
Appropriation to reserves	—	88,231	(88,231)	—	—
Balance at 30 June 2005	888,158	1,807,771	617,736	53,977	3,367,642

CONDENSED CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Unaudited Six months ended June 30 2005	2004
Revenues			
Aviation information technology services		**545,956**	508,563
Data network and others		**126,723**	127,057
Total revenues	2	**672,679**	635,620
Business taxes and other surcharges		**(23,126)**	(21,956)
Net revenues		**649,553**	613,664
Operating expenses			
Depreciation and amortisation		**(80,341)**	(83,401)
Network usage		**(32,676)**	(36,950)
Personnel		**(79,228)**	(77,109)
Operating lease rentals		**(29,360)**	(22,010)
Technical support and maintenance fees		**(28,182)**	(26,220)
Commission and promotion expenses		**(60,988)**	(68,679)
Other operating expenses		**(84,375)**	(69,196)
Total operating expenses		**(395,150)**	(383,565)
Operating profit		**254,403**	230,099
Financial income, net		**26,164**	13,544
Share of results of associated companies		**3,078**	6,724
Other income/(expenses), net		**1,717**	(80)
Profit before taxation	3	**285,362**	250,287
Taxation	4	**(22,777)**	(18,306)
Profit after taxation		**262,585**	231,981
Attributable to:			
Shareholders of the Company		**254,669**	227,757
Minority interest		**7,916**	4,224
		262,585	231,981
Earnings per share for profit attributable to the shareholders of the Company, basic and diluted (RMB)	5	**0.29**	0.26

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby announces the unaudited interim report of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2005, prepared in accordance with International Financial Reporting Standards.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at June 30, 2005 *unaudited*	As at December 31, 2004 *audited*
ASSETS			
Non-current assets			
Property, plant and equipment, net	8	**462,002**	475,118
Intangible assets, net		**14,842**	15,177
Investments in associated companies		**48,297**	42,424
Other long-term investment		**100,000**	100,000
Other long-term assets		**15,835**	16,142
		640,976	648,861
Current assets			
Inventories		**5,617**	4,098
Accounts receivable, net	9	**49,787**	38,170
Due from associated companies		**6,661**	—
Due from related parties, net		**300,351**	112,811
Prepayments and other current assets		**67,123**	82,979
Short-term investments		**1,749**	1,749
Short-term bank deposits		**1,784,986**	625,378
Cash and cash equivalents		**1,067,729**	2,236,843
		3,284,003	3,102,028
Total assets		**3,924,979**	3,750,889
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital		**888,158**	888,158
Reserves	6	**1,807,771**	1,719,540
Retained earnings			
— Proposed final dividend		**—**	177,631
— Others		**617,736**	451,298
		3,313,665	3,236,627
Minority interest		**53,977**	49,456
Total equity		**3,367,642**	3,286,083
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	10	**381,273**	404,477
Due to related parties		**143,882**	27,048
Taxes payable		**27,062**	30,138
Deferred revenue		**5,120**	3,143
		557,337	464,806
Total equity and liabilities		**3,924,979**	3,750,889
Net current assets		**2,726,666**	2,637,222
Total assets less current liabilities		**3,367,642**	3,286,083


航空公司园地
AIRLINE.TRAVELSKY.COM
代理

2005 INTERIM REPORT

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in TravelSky Technology Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中国航信
TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

DISCLOSEABLE TRANSACTION
ACQUISITION OF HARDWARES AND SOFTWARES

28 June 2005

CONTENTS

In this circular, the following expressions shall, unless the context requires otherwise, have the following meanings:

"Acquisition"	the acquisition of the Products by the Company pursuant to the Acquisition Agreement
"Acquisition Agreement"	the acquisition agreements dated 15 June 2005 and entered into between the Company (through its agent, an import and export company) and UNISYS in relation to the Acquisition
"associates"	has the meaning as ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"Company"	TravelSky Technology Limited, a company established in the PRC, whose H Shares are listed on The Stock Exchange of Hong Kong Limited and whose American depositary shares are traded on the over-the-counter market in the United States
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	24 June 2005, the latest practicable date prior to the printing of this circular, for purpose of ascertaining certain information in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios under Rule 14.07 of the Listing Rules, other than the profits ratio, revenue ratio and equity capital ratio
"PRC"	the People's Republic of China which, for the purpose of this circular, excludes Hong Kong, Taiwan and the Macau Special Administrative Region
"Products"	Dorado 280 mainframes and related hardwares and softwares
"SF Ordinance"	the Securities and Futures Ordinance, Cap. 571 of the Laws of Hong Kong

"Supervisors"	the supervisor(s) of the Company
"UNISYS"	Unisys China Limited, a company incorporated in Hong Kong
"United States"	United States of America
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC (unless otherwise specified, the currency in this announcement is Renminbi)
"US$"	United States dollars, the lawful currency of the United States

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

Chairman:
Mr Zhu Yong

Executive Directors:
Mr Zhu Xiaoxing
Mr Ding Weiping
Mr Song Jinxiang

Non-executive Directors:
Mr Wang Quanhua
Mr Cao Jianxiong
Mr Zhang Xueren
Mr Rong Gang
Mr Yang Yatie
Mr Li Xiaoguang
Ms Si Yupei
Mr Song Jian

Independent non-executive Directors:
Mr Wu Jiapei
Mr Chow Kwok Wah, James
Mr Lee Kwok Ming, Don

Registered Office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District,
Beijing 100080
PRC

Head office and principal place of business in Hong Kong:
Room 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai, Hong Kong

28 June 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF HARDWARES AND SOFTWARES

INTRODUCTION

On 15 June 2005, the Board announced that on the same date, the Company (through its agent, an import and export company), entered into the Acquisition Agreement with UNISYS, in relation to the Acquisition of the Products. The principal terms of the Acquisition Agreement are set out in the paragraph headed "Acquisition Agreement" below.

The purpose of this circular is to provide you with further information regarding the Acquisition and the Acquisition Agreement and other relevant information.

ACQUISITION AGREEMENT

Date: 15 June 2005

Parties:

(i) the Company (through its agent, an import and export company), as purchaser; and

(ii) UNISYS, as vendor, who, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is a third party independent of the Company and connected persons (within the meaning of the Listing Rules) of the Company

The Acquisition

Under the Acquisition Agreement, the Company has agreed to acquire from UNISYS the Products, which include Dorado 280 mainframes and related hardwares and softwares.

Consideration

The total consideration for the Products is US$33,920,000 (equivalent to approximately RMB281,536,000 or HK$264,576,000) in cash which was arrived at after arm's length negotiation between the parties and is, to the best knowledge of the Directors, in line with the prices of similar transactions made between UNISYS and its other customers. The consideration is to be paid from the Company's internal resources. It will be paid by instalments according to the implementation schedule of the Products (with the last instalment being payable upon full commercial operation of all the Products, which is expected to be in December 2005). The Directors are of the view that the Acquisition will not have a material adverse impact on the working capital of the Group.

UNISYS

UNISYS is principally engaged in the provision of information technology services and solutions. The Directors confirm that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, UNISYS is a third party independent of the Company and connected persons (within the meaning of the Listing Rules) of the Company. UNISYS is a wholly-owned subsidiary of Unisys Corporation (trading symbol "VIS"), a company listed on New York Stock Exchange, Inc.. Unisys Corporation is a worldwide information technology service and solutions company and provides services and technology to commercial businesses and governments throughout the world. Besides, the Group's existing mainframe, which will be replaced by the Dorado 280 mainframes as part of the Products and will be used as a backup and/or research facility, was also provided by UNISYS. The Directors believe that the Products provided by UNISYS have the handling capability and quality which can satisfy the needs of the Group.

REASONS FOR THE ACQUISITION

The fast-growing national economy and booming tourism industry have been a driving force to the considerable growth in the air and travel industry in the PRC in recent years. To satisfy the demand for information technology systems with greater handling capability, arising from the growing market scale of the PRC civil aviation industry and the increasing demand for information technology solutions in the industry, the Group has been continuously improving operating reliability and enhanced capabilities of its infrastructure, including inventory control system, computerised reservation system and airport passenger processing system. The Board believes that the Acquisition will assist the Group to achieve the above objectives. In particular, the Dorado 280 mainframes (being part of the Products) have larger data-storage and processing capacities. They are designed for mission-critical operations with high-volume demand such as airline reservation and can support more application softwares used in the Company's information technology systems. Accordingly, the Directors are of view that the Products can improve the operating reliability and enhance capabilities of the Group's infrastructure. The Directors (including the independent non-executive Directors) are of the view that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Information on the Group

The Group is principally engaged in providing information technology solutions for China's air travel and tourism industries and inventory management solutions for Chinese commercial airlines.

DISCLOSEABLE TRANSACTION

The total consideration for the Products amounted to about US$33,920,000 (equivalent to RMB281,536,000 or HK$264,576,000). The relevant Percentage Ratios, calculated in accordance with Rule 14.07 of the Listing Rules, in connection with the Acquisition of the Listing Rules) are either less than 5%, or more than 5% but less than 25%. Accordingly, under Rule 14.08 of the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company. The Acquisition is only subject to the reporting, announcement and issue of circulars to shareholders requirements under Rules 14.34 to 14.39 of the Listing Rules, and is exempt from shareholders' or independent shareholders' approval requirements.

EFFECT OF THE ACQUISITION

After completion of the Acquisition, the assets of the Group will be increased by an amount equal to the value of the Products (i.w. the amount equivalent to Consideration) and on the other hand, the Group will pay the Consideration by way of cash. Accordingly, the Acquisition will not have any significant effect on the asset value of the Group. In addition, the Acquisition will not have any significant effect on the liabilities of the Group as the Company plans that the entire Consideration will be funded from the Company's internal resources. The Directors are also of the view that the Acquisition will not have any immediate impact on the earnings of the Group.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

In this circular, for information purposes only, unless otherwise stated, conversion of Renminbi into United States dollars (or vice versa) has been calculated by using an exchange rate of US$1.00 = RMB8.3 and conversion of United States dollars into Hong Kong dollars (or vice versa) has been calculated by using an exchange rate of US$1.00 = HK$7.8.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS BY DIRECTORS AND SUPERVISORS

(a) As at the Latest Practicable Date, none of the Directors, the Supervisors and the chief executive of the Company had any interest and short positions in the shares, underlying shares or as the case may be, the equity interest and debentures of the Company or its associated corporations (within the meaning of the SF Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SF Ordinance (including interests and short positions which he was taken or deemed to have under such provisions of the SF Ordinance), or which were required, pursuant to section 352 of the SF Ordinance, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Service contracts of the Directors

Each existing member of the Board has entered into a service agreement with the Company. All existing Directors will serve a term up to 4 December 2006. The Directors may serve consecutive terms of three years each if re-elected at general meetings.

None of the Directors has a service contract with the Company or its subsidiaries which is not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

(c) Competing interest of the Directors

As at the Latest Practicable Date, none of the Directors was interested in any business, apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with that of the Group.

(d) Others

As at the Latest Practicable Date, (i) each of Mr Zhu Yong, the Chairman of the Company, and Mr Rong Gang, a non-executive Director, is the Deputy General Manager of China TravelSky Holding Company, (ii) Mr Wang Quanhua, a non-executive Director, is the Deputy General Manager of China Southern Air Holding Company, (iii) Mr Cao Jianxiong, a non executive Director, is the Vice President of China Eastern Air Holding Company, and (iv) Ms Li Xiaojun, the Chairperson of the Supervisory Committee of the Company, is the Deputy Secretary to the Communist Party Committee in China TravelSky Holding Company.

3. DISCLOSABLE INTEREST UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SF ORDINANCE AND SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date and so far as is known to the Directors, the Supervisors or chief executive of the Company, the following persons (other than a Director, a Supervisors or chief executive of the Company) had an interest or short position in the Shares or underlying shares in the Company (including interest in options, if any) which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance, or was directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group:

Name of shareholder	Capacity	Class and no. of Securities	Percentage of respective class of share capital *(Note 1)*	Percentage of total share capital
Templeton Asset Management Limited	Investment manager	37,663,000 H shares of RMB1 each (L)	12.12%	4.24%
Matthews International Capital Management, LLC	Investment manager	25,327,000 H shares of RMB1 each (L)	8.15%	2.85%
J.P. Morgan Chase & Co.	Beneficial owner	154,000 H shares of RMB1 each (L)	0.05%	0.02%
	Investment manager	27,083,000 H shares of RMB1 each (L)	8.71%	3.05%
	Other	6,958,600 H shares of RMB1 each (L)	2.24%	0.78%
	(Note 2)	6,958,600 H shares of RMB1 each (lending pool)	2.24%	0.78%

Name of shareholder	Capacity	Class and no. of Securities	Percentage of respective class of share capital *(Note 1)*	Percentage of total share capital
Platinum Asset Management Limited	Investment manager	7,202,000 H shares of RMB1 each (L)	2.32%	0.81%
	Trustee	11,635,000 H shares of RMB1 each (L)	3.74%	1.28%
JPMorgan Chase & Co.	Beneficial owner	478,000 H shares of RMB1 each (L)	0.15%	0.05%
	Investment manager	16,829,000 H shares of RMB1 each (L)	5.41%	1.89%
	Custodian	4,158,000 H shares of RMB1 each (L)	1.32%	0.47%
	(Note 3)	4,158,000 H shares of RMB1 each (lending pool)	1.32%	0.47%
Shanghai Industrial Investment (Holdings) Company Limited	Controlled corporation	28,475,249 H shares of RMB1 each (L)	9.16%	3.21%
J.P. Morgan Fleming Asset Management (Asia) Inc.	Investment manager	22,199,000 H shares of RMB1 each (L)	7.14%	2.50%
J.P. Morgan Fleming Asset Management Holdings Inc.	Investment manager	22,199,000 H shares of RMB1 each (L)	7.14%	2.50%
JF Asset Management Limited	Investment manager	22,199,000 H shares of RMB1 each (L)	7.14%	2.50%
China TravelSky Holding Company	Beneficial owner	198,496,500 Domestic shares of RMB1 each (L)	34.4%	22.35%
China Southern Air Holding Company	Beneficial owner	116,460,500 Domestic shares of RMB1 each (L)	20.2%	13.11%

Name of shareholder	Capacity	Class and no. of Securities	Percentage of respective class of share capital *(Note 1)*	Percentage of total share capital
China Eastern Air Holding Company	Beneficial owner	109,414,500 Domestic shares of RMB1 each (L)	19.0%	12.32%
China National Aviation Holding Company	Beneficial owner	89,433,500 Domestic shares of RMB1 each (L)	15.5%	10.06%

Notes: 1. The Letter "L" represents the entity's interests in the securities.

2. The capacity in which the securities are held was not stated in the corporate substantial notice of J.P. Morgan Chase & Co..

3. The capacity in which the securities are held was not stated in the corporate substantial notice of JPMorgan Chase & Co..

(b) So far as is known to the Directors, the following entities are, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the subsidiaries of the Company as at the Latest Practicable Date:

Name of subsidiary	Name of shareholder	Registered Capital	Approximate percentage of interest
海南民航凱亞有限公司 (Hainan Civil Aviation Cares Co., Ltd.)	中國南方航空集團公司 (China Southern Air Holding Co.)	RMB825,000	12.47%
湖北民航凱亞有限公司 (Cares Hubei Co., Ltd.)	武漢天河機場有限責任公司 (Wuhan Tinhe Airport Company Limited)	RMB625,000	12.50%
湖北民航凱亞有限公司 (Cares Hubei Co., Ltd.)	中國南方航空股份有限公司湖北分公司工會委員會 (Union Committee of Wubei Branch of China Southern Air Company Limited)	RMB625,000	12.50%
湖北民航凱亞有限公司 (Cares Hubei Co., Ltd.)	中國東方航空武漢有限責任公司 (China Eastern Air Wuhan Company Limited)	RMB625,000	12.50%

Name of subsidiary	Name of shareholder	Registered Capital	Approximate percentage of interest
重慶民航凱亞信息技術有限公司 (Cares Chongqing Information Technology Co., Ltd.)	中國國際航空股份有限公司 (China International Aviation Company Limited)	RMB2,401,000	24.50%
重慶民航凱亞信息技術有限公司 (Cares Chongqing Information Technology Co., Ltd.)	重慶機場(集團)有限責任公司 (Chongqing Airport (Group) Company Limited)	RMB2,401,000	24.50%
雲南民航凱亞信息有限公司 (Aviation Cares of Yunnan Information Co., Ltd.)	中國東方航空雲南公司 (China Eastern Air - Yunnan Airlines Company)	RMB980,000	49.00%
天信達信息技術有限公司 (InfoSky Technology Co., Ltd.)	Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited	US$1,225,000	49.00%
廈門民航凱亞有限公司 (Civil Aviation Cares of Xiamen Ltd.)	廈門航空有限公司 (Xiamen Airlines Co.)	RMB570,000	28.50%
廈門民航凱亞有限公司 (Civil Aviation Cares of Xiamen Ltd.)	廈門機場發展股份有限公司 (Xiamen Airport Development Company Limited)	RMB410,000	20.50%
青島民航凱亞系統集成有限公司 (Civil Aviation Cares of Qingdao Ltd.)	民航青島流亭機場 (Civil Aviation Qingdao Liuting Airport)	RMB720,000	36%
青島民航凱亞系統集成有限公司 (Civil Aviation Cares of Qingdao Ltd.)	上海民航華東凱亞系統集成有限公司 (Huadong Civil Aviation Cares of Shanghai Ltd.)	RMB260,000	13%
西安民航凱亞科技有限公司 (Civil Aviation Cares of Xi'an Ltd.)	陝西省機場管理集團 (Shanxi Airport Management Group)	RMB340,000	17%
西安民航凱亞科技有限公司 (Civil Aviation Cares of Xi'an Ltd.)	中國東方航空西北公司 (China Eastern Air - Northwest Airlines Company)	RMB640,000	32%
新疆民航凱亞信息網絡有限責任公司 (Civil Aviation Cares Technology of Xinjiang Ltd.)	中國民用航空烏魯木齊管理局 (China Civil Aviation Urnmqi Maangement Bureau)	RMB735,000	24.50%
新疆民航凱亞信息網絡有限責任公司 (Civil Aviation Cares Technology of Xinjiang Ltd.)	新疆航空公司 (Xinjiang Airlines Co.)	RMB735,000	24.50%

(c) Save as disclosed in this circular, as at the Latest Practicable Date and so far as is known to the Directors, the Supervisors or chief executive of the Company, there was no other person (other than a Director or chief executive of the Company) who had an interest or short position in the Shares or underlying shares in the Company (including interest in options, if any) which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance, or was directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group.

4. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Group.

5. GENERAL

(a) The secretary of the Company is Mr Ding Weiping.

(b) As at the Latest Practicable Date, the Company has not yet appointed a qualified accountant. The Company has identified suitable candidate and the Company will issue a separate announcement upon appointment of the qualified accountant.

(c) The registered office of the Company is located at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing 100080, PRC. The principal place of business of the Company is Room 3005-3007, 30/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

(d) The H share register and transfer office of the Company is Hong Kong Registrars Limited of Room 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(e) The English text of this circular shall prevail over the Chinese text in case of inconsistency.

(c) 除本通函披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無其他人士(除本公司董事或行政總裁之外)擁有根據《證券及期貨條例》第XV部份之第二及第三分部的規定須向本公司披露的本公司股份及相關股份中的任何權益或淡倉(包括期權中的權益，如有)，或直接或間接擁有本公司任何類別股本面值10%或以上的權益而有權於本集團任何其他成員的股東大會上就任何事項行使投票權。

4. 訴訟

於最後可行日期，本集團概無任何成員公司涉及任何重大訴訟或仲裁，本公司董事亦未知悉任何將會對本集團提出或構成威脅的重大訴訟或仲裁。

5. 一般資料

(a) 本公司的秘書為丁衛平先生。

(b) 直至最後可行日期，本公司尚未委任合資格會計師，本公司已找到合適人選，本公司將會在委任合資格會計師時發出相關公告。

(c) 本公司註冊地址：中國北京市海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編100080，香港主要營業地址：香港灣仔港灣道23號鷹君中心30樓3005-3007室。

(d) 本公司H股股份過戶登記處為香港證券登記有限公司，地址：香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(e) 本通函的中、英文本如有歧義，概以英文本為準。

附屬公司	股東	註冊資本	約佔權益百分比
重慶民航凱亞信息技術有限公司	中國國際航空股份有限公司	人民幣2,401,000元	24.50%
重慶民航凱亞信息技術有限公司	重慶機場(集團)有限責任公司	人民幣2,401,000元	24.50%
雲南民航凱亞信息有限公司	中國東方航空雲南公司	人民幣980,000元	49.00%
天信達信息技術有限公司	Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited	1,225,000美元	49.00%
廈門民航凱亞有限公司	廈門航空有限公司	人民幣570,000元	28.50%
廈門民航凱亞有限公司	廈門機場發展股份有限公司	人民幣410,000元	20.50%
青島民航凱亞系統集成有限公司	民航青島流亭機場	人民幣720,000元	36%
青島民航凱亞系統集成有限公司	上海民航華東凱亞系統集成有限公司	人民幣260,000元	13%
西安民航凱亞科技有限公司	陝西省機場管理集團	人民幣340,000元	17%
西安民航凱亞科技有限公司	中國東方航空西北公司	人民幣640,000元	32%
新疆民航凱亞信息網絡有限責任公司	中國民用航空烏魯木齊管理局	人民幣735,000元	24.50%
新疆民航凱亞信息網絡有限責任公司	新疆航空公司	人民幣735,000元	24.50%

股東姓名	身份	證券類別及數目	佔相應類別股本的比例（附註1）	佔總股本的比例
中國東方航空集團公司	實益擁有人	每股面值人民幣1元的109,414,500股內資股(L)	19.0%	12.32%
中國航空集團公司	實益擁有人	每股面值人民幣1元的89,433,500股內資股(L)	15.5%	10.06%

註：　1.　字母「L」代表該等證券的股權。

2.　J.P. Morgan Chase & Co.發出的《法團大股東通知》中並未列出持有該等證券的身份。

3.　JPMorgan Chase & Co.發出的《法團大股東通知》中並未列出持有該等證券的身份。

(b)　就董事所知，於最後可行日期，直接或間接擁有本公司任何類別股本面值10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權的實體如下：

附屬公司	股東	註冊資本	約佔權益百分比
海南民航凱亞有限公司	中國南方航空集團公司	人民幣825,000元	12.47%
湖北民航凱亞有限公司	武漢天河機場有限責任公司	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國南方航空股份有限公司湖北分公司工會委員會	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國東方航空武漢有限責任公司	人民幣625,000元	12.50%

股東姓名	身份	證券類別及數目	佔相應類別股本的比例 *(附註1)*	佔總股本的比例
Platinum Asset Management Limited	投資經理	每股面值人民幣1元的7,202,000股H股(L)	2.32%	0.81%
	受託人	每股面值人民幣1元的11,635,000股H股(L)	3.74%	1.28%
JPMorgan Chase & Co.	實益擁有人	每股面值人民幣1元的478,000股H股(L)	0.15%	0.05%
	投資經理	每股面值人民幣1元的16,829,000股H股(L)	5.41%	1.89%
	保管人	每股面值人民幣1元的4,158,000股H股(L)	1.32%	0.47%
	(附註3)	每股面值人民幣1元的4,158,000股H股(可供借出的股份)	1.32%	0.47%
上海實業投資(控股)有限公司	受控法團	每股面值人民幣1元的28,475,249股H股(L)	9.16%	3.21%
J.P. Morgan Fleming Asset Management (Asia) Inc.	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
J.P. Morgan Fleming Asset Management Holdings Inc.	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
JF Asset Management Limited	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
中國民航信息集團公司	實益擁有人	每股面值人民幣1元的198,496,500股內資股(L)	34.4%	22.35%
中國南方航空集團公司	實益擁有人	每股面值人民幣1元的116,460,500股內資股(L)	20.2%	13.11%

(d) 其他

於最後可行日期，(i)董事長朱永先生及非執行董事榮剛先生均擔任中國民航信息集團公司的副總經理，(ii)非執行董事王全華先生擔任中國南方航空集團公司的副總經理，(iii)非執行董事曹建雄先生擔任中國東方航空集團公司的副總裁，及(iv)監事會主席李曉軍女士擔任中國民航信息集團公司的黨委副書記。

3. 根據《證券及期貨條例》第XV部之第二及第三分部須予披露的權益及主要股東

(a) 於最後可行日期，就本公司董事、監事或行政總裁所知，於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司股份或相關股份中持有權益或淡倉(包括期權中的權益，如有)，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本集團任何其他成員公司的股東大會上就任何事項行使投票權的人士(不包括本公司董事、監事或行政總裁)如下：

股東姓名	身份	證券類別及數目	佔相應類別股本的比例 *(附註1)*	佔總股本的比例
Templeton Asset Management Limited	投資經理	每股面值人民幣1元的37,663,000股H股(L)	12.12%	4.24%
Matthews International Capital Management, LLC	投資經理	每股面值人民幣1元的25,327,000股H股(L)	8.15%	2.85%
J.P. Morgan Chase & Co.	實益擁有人	每股面值人民幣1元的154,000股H股(L)	0.05%	0.02%
	投資經理	每股面值人民幣1元的27,083,000股H股(L)	8.71%	3.05%
	其他	每股面值人民幣1元的6,958,600股H股(L)	2.24%	0.78%
	(附註2)	每股面值人民幣1元的6,958,600股H股(可供借出的股份)	2.24%	0.78%

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本集團的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事及監事持有的權益披露

(a) 於最後可行日期，本公司概無任何董事、監事或行政總裁於本公司或其任何相關法團（定義見《證券及期貨條例》）的股份、相關股份或（視情況而定）股本權益及債券中持有任何權益或淡倉（包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉），從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在該條所述的由本公司存置的登記冊，或根據上市規則所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

(b) 董事的服務合約

本公司現任董事會所有成員已與本公司訂立服務協議。本公司現任董事會所有成員的任期將於二零零六年十二月四日屆滿。董事經股東大會選舉可以連任，任期為三年。

概無董事與本公司或其附屬公司訂立本公司或其附屬公司若不給予補償（法定補償除外）則不得於一年內終止的任何服務協議。

(c) 董事的競爭權益

於最後可行日期，概無董事於直接或間接與本集團競爭或可能構成競爭的任何業務（本集團的業務除外）中持有權益。

購買交易的影響

於購買交易完成後，本集團的資產將獲增加，幅度相當於產品的價值(即相當於代價)。另一方面，由於本集團將以現金支付代價，故購買交易將不會對本集團的資產價值產生任何重大影響。此外，由於本公司擬以其內部資源支付全部代價，故購買交易不會對本集團的負債狀況產生重大影響。董事亦認為，購買交易不會立即對本集團的盈利產生影響。

其他資料

閣下亦須留意本通函附錄所載的其他資料。

於本通函內，除另有說明外，人民幣兑換美元(或反之亦然)乃按1.00美元=人民幣8.3元的兑換率計算；而美元兑換港元(或反之亦然)則按1.00美元=7.8港元的兑換率計算，僅為提供資料起見。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永
謹啟

二零零五年六月二十八日

進行購買交易的理由

近幾年，中國快速發展的國民經濟和全面繁榮的旅遊業推動了中國航空運輸業的快速成長。為滿足因中國航空運輸業日益增長的市場規模所產生對處理能力較大的資訊科技系統的需求，以及行業內對資訊科技解決方案與日俱增的需求，本集團持續改善運營系統可靠性，提升基礎設施的處理能力，包括存貨控制系統、電腦訂票系統及機場旅客處理系統。董事會相信該購買交易將有助於本集團實現上述目標，特別是Dorado 280主機(作為產品的一部分)具有較大的數據儲存能力及處理能力，其專為一些關鍵任務並需較大處理容量的工作如航空售票工作等而設計的，並能支撐本公司資訊科技系統內所使用的更多應用系統。因此，董事認為該產品可改善運營系統的可靠性，並提升基礎設施的處理能力。董事會(包括所有獨立非執行董事)認為購買協議的條款乃按一般商業條款訂立，屬公平合理，並符合本公司整體股東的利益。

有關本集團的資料

本集團主要從事為中國航空及旅遊業提供資訊科技解決方案以及向中國商用航空公司提供存貨管理解決方案。

須予披露交易

產品的總代價約為33,920,000美元(約相等於人民幣281,536,000元或264,576,000港元)。按照上市規則14.01條有關交易的百分比率的測算規定，該購買交易的百分比率低於5%或介於5%至25%之間。因此，根據上市規則第14.08條，購買交易構成一項本公司的須予披露交易。根據上市規則第14.34條至14.39條，購買交易僅須符合報告、公佈及向股東發出通函的規定，並獲豁免股東或獨立股東的批准規定。

本通函旨在向閣下提供有關購買交易及購買協議的進一步資料及其他相關資料。

購買協議

日期： 二零零五年六月十五日

訂約方：

(i) 本公司(透過一間進出口公司作為其代理)作為承讓方；及

(ii) 優利公司作為出讓方，就董事所知悉及確信，並經作出一切合理查詢後，該公司為一名本公司及本公司關連人士(定義見上市規則)的獨立第三者。

購買交易

根據購買協議，本公司已同意向優利公司購買產品，包括Dorado 280主機及相關硬件及軟件。

代價

產品的總代價為現金33,920,000美元(約相等於281,536,000元人民幣或264,576,000港元)，乃經定約方按公平磋商後達成，並就董事所知悉，其與優利公司與其他客戶的類似交易的價格一致。由本公司支付的代價乃以內部資源按產品的實行時間表分期支付(最後一期須於產品全部投入商業運營後支付，預期為二零零五年十二月末)。董事認為購買交易不會對本集團的營運資本產生重大不利影響。

優利公司

優利公司主要從事提供諮訊科技服務及解決方案。各董事確認就其所知並確信，在作出一切合理查詢後，該公司為一名獨立於本公司及本公司關連人士(定義見上市規則)的第三者。優利公司為Unisys Corporation(買賣簡稱「UIS」)的全資附屬公司，Unisys Corporation為一間於紐約股票交易所上市的全球性資訊科技服務及解決方案公司，為全球商業及政府機構提供資訊產品和服務。此外，本集團現有的主機(即將由作為產品的一部分的Dorado 280主機取代，並將用作備用設備及／或科研設施)亦是由優利公司提供的。董事相信由優利公司提供的產品具備滿足本集團需要的系統處理能力與質素。

中国民航信息网络股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：696)

董事長：
朱　永先生

執行董事：
朱曉星先生
丁衛平先生
宋金箱先生

非執行董事：
王全華先生
曹建雄先生
張學仁先生
榮　剛先生
楊亞鐵先生
李曉光先生
司玉佩女士
宋　箭先生

獨立非執行董事：
烏家培先生
周國華先生
李國明先生

註冊辦事處：
中國
北京海淀區
科學院南路2號
融科資訊中心C座南樓18-20層
郵編100080

香港總辦事處及主要營業地點：
香港灣仔
港灣道23號
鷹君中心
30樓3005-3007室

敬啟者：

須予披露交易
購買硬件及軟件

緒言

二零零五年六月十五日，董事會宣佈本公司(透過一間進出口公司作為其代理)已於二零零五年六月十五日與優利公司就購買產品訂立購買協議。購買協議的主要條款載於下文「購買協議」一段內。

「監事」	指	本公司監事
「優利公司」	指	優利中國有限公司，一間於香港註冊成立的公司
「美國」	指	美利堅合眾國
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「美元」	指	美元，美國法定貨幣

在本通函內，除文意另有所指外，下列詞語具有以下涵義：

「購買交易」	指	由本公司根據購買協議購買產品
「購買協議」	指	日期為二零零五年六月十五日，由本公司(透過一間進出口公司作為其代理)與優利公司就有關購買交易訂立的購買協議
「聯繫人」	指	具上市規則所界定的涵義
「董事會」	指	本公司董事會
「本公司」	指	中國民航信息網絡股份有限公司，一間在中國註冊成立的公司，其H股股份於香港聯合交易所有限公司上市，而其美國預託憑證則於美國場外證券市場進行買賣
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「最後可行日期」	指	二零零五年六月二十四日，即本通函付印前為確定其所載若干資料的最後可行日期
「上市規則」	指	聯交所證券上市規則
「百分比例」	指	根據上市規則第14.07條的百分比例，除利潤比例、收益比例及股本比例以外
「中國」	指	中華人民共和國，就此通函而言，不包括香港、台灣及澳門特別行政區
「產品」	指	Dorado 280主機及相關硬件及軟件
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

頁次

閣下如對本通函任何方面**有任何疑問**，應諮詢閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中國民航信息網絡股份有限公司的股份，應立即將本通函送交買主或受讓人、或經手買賣或轉讓的銀行、股票經紀或其他代理，以便轉交買主或受讓人。

中国航信 TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：696)

須予披露交易
購買硬件及軟件

二零零五年六月二十八日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in TravelSky Technology Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

ONGOING CONNECTED TRANSACTIONS AND NOTICE OF EGM

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders

taifook
TAI FOOK CAPITAL LIMITED

A letter from the Board is set out on pages 1 to 13 of this circular. A letter from the Independent Board Committee is set out on page 14 of this circular. A letter from Tai Fook, the independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 15 to 26 of this circular.

A notice convening the EGM to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 9:30 a.m. on 25 May 2006 is set out on pages 36 to 37 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

7 April 2006

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"2003 Circular"	the Company's circular dated 10 November 2003 in relation to, among other things, the Ongoing Connected Transactions
"Airline Services Agreement(s)"	the airline services agreement entered into between the Company and each of the Airline Services Agreement Promoters
"Airline Services Agreement Promoters"	Promoters other than the Technology Service Agreement Promoters
"Announcement"	the announcement dated 16 March 2006 made by the Company containing, amongst other things, the details of the Ongoing Connected Transactions
"Annual Caps"	the expected maximum amount of the Ongoing Connected Transactions for each of the three years ending 31 December 2008, as defined in the paragraph headed "Transaction Caps of the Ongoing Connected Transactions" in the letter from the Board in this circular
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"CAAC"	中國民用航空總局 (General Administration of Civil Aviation of China), the administrative authority in the civil aviation industry in the PRC
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"CNA Holding"	China National Aviation Holding Company (中國航空集團公司), a promoter of the Company and which as result of the Restructuring, became the holding company of three former promoters of the Company at the time of the establishment of the Company, namely, Air China (中國國際航空公司), China Southwest Airlines Co., (中國西南航空公司) and China National Aviation Corp.(中國航空總公司). In this circular, unless the context requires otherwise, the Ongoing Connected Transactions entered or to be entered into between the Group and CNA Holding shall include the Ongoing Connected Transactions entered or to be entered into between the Group and such three promoters

"China Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份公司), a subsidiary of China Southern Holdings. In the Airline Services Agreement entered into between the Company and China Southern Airlines, reference to China Southern Airlines includes Xiamen Airlines Company Limited (廈門航空有限公司)
"China Southern Holdings"	China Southern Air Holdings Company (中國南方航空集團公司), formerly known as Southern Airlines (Group) Co. (南方航空(集團)公司) prior to the Restructuring, being a promoter of the Company
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of approving the Ongoing Connected Transactions and the Annual Caps by the Independent Shareholders, the notice of which is set out on pages 36 to 37 of this circular
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Company established by the Company to advise the Independent Shareholders as to whether the terms of the Ongoing Connected Transactions are fair and reasonable and whether the Ongoing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole
"Independent Shareholders"	shareholders of the Company, other than the Promoters and their respective associates
"Latest Practicable Date"	3 April 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Ongoing Connected Transactions"	the continuing connected transactions contemplated under the Promoter Services Agreements and the technology services and ancillary support agreements previously entered into between the Company and each of the Airline Services Agreement Promoters (other than China Southern Airlines and Sichuan Airlines), China Southern Holdings, Xiamen Airlines Company Limited (廈門航空有限公司) and Sichuan Air Group, the details of which were disclosed in the 2003 Circular and which had been replaced by the Airline Services Agreements
"Percentage Ratios"	the percentage ratios, other than the profits ratio, consideration ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"Promoters"	(i) Hainan Airlines Company Limited (海南航空股份有限公司), (ii) China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司, which predecessor prior to the Restructuring is Wuhan Airlines Co. (武漢航空公司)), (iii) Shanghai Airlines Company Limited (上海航空股份有限公司 , which predecessor prior to the Restructuring is Shanghai Airlines Co., Ltd. (上海航空有限公司)), (iv) Shandong Airlines Company Limited (山東航空股份有限公司), and (v) Shenzhen Airlines Company Limited (深圳航空有限責任公司, which predecessor prior to the Restructuring is Shenzhen Airlines Co., Ltd. (深圳航空公司)), all being the promoters of the Company, China Southern Airlines, Sichuan Airlines and the Technology Service Agreement Promoters. Reference to the Promoters in this circular shall include their respective predecessors prior to the Restructuring
"Promoter Services Agreements"	the Airline Services Agreements and the Technology Services and Ancillary Support Agreements
"PRC" or "China"	the People's Republic of China
"Relevant Period"	a period from 1 January 2006 to 31 December 2008
"Restructuring"	the restructuring of the civil aviation industry as disclosed in the Company's announcement dated 10 October 2002
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company

"Sichuan Air Group"	Sichuan Air Group Company (四川航空集團公司, which predecessor prior to the Restructuring is Sichuan Airlines Co. (四川航空公司), a promoter of the Company). Reference to Sichuan Air Group in this circular shall include its predecessor prior to the Restructuring, Sichuan Airlines Co. (四川航空公司)
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a subsidiary of Sichuan Air Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tai Fook"	Tai Fook Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, and a corporation licensed to carry on type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Technology Services"	various aviation information technology services and ancillary support provided by the Group to the Promoters set out in the paragraph headed "Technology Services" in this circular
"Technology Services and Ancillary Support Agreement(s)"	the technology services and ancillary support agreements entered into between the Company and each of the Technology Service Agreement Promoters (for the avoidance of doubt, the technology services and ancillary support agreement entered into between the Company and CNA Holding shall mean the technology services and ancillary support agreement entered into between the Company and Air China (中國國際航空公司) in 2000)
"Technology Service Agreement Promoters"	(i) China Eastern Air Holding Company (中國東方航空集團公司)(formerly known as Eastern Air Group Co. (東方航空(集團)公司) prior to the Restructuring) and (ii) CNA Holding, being the promoters of the Company
"Waiver"	the waiver from strict compliance with the disclosure and independent shareholders' approval requirements under the then applicable Chapter 14 of the Listing Rules in relation to the Ongoing Connected Transactions for the period from 1 January 2004 to 17 October 2005 granted by the Stock Exchange
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rate at HK$1 = RMB1.04 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Zhu Yong *(Chairman)*
Zhu Xiaoxing
Ding Weiping
Song Jinxiang
Wang Quanhua #
Cao Jianxiong #
Gong Guokui #
Rong Gang #
Yang Yatie #
Li Xiaoguang #
Si Yupei #
Song Jian #
Wu Jiapei ##
Chow Kwok Wah, James ##
Yick Wing Fat, Simon ##

 # Non-executive Directors
Independent non-executive Directors

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
PRC

7 April 2006

To the Shareholders

Dear Sir / Madam,

ONGOING CONNECTED TRANSACTIONS

1. BACKGROUND

As set out in the Company's announcement dated 16 March 2006, immediately prior to the listing of the Company in 2001, the Company has entered into the Ongoing Connected Transactions with the Promoters for an initial term of five years and has been granted a waiver in respect of the Ongoing Connected Transactions for the period up to 31 December 2003. In November 2003, the Company applied to the Stock Exchange for the Waiver, details of which and the Ongoing Connected Transactions were set out in the 2003 Circular. In view of the lapse of the Waiver on 25 October 2004 as set out in the paragraph headed "The Waiver" below, the Directors propose to seek the Independent Shareholders' approval and ratification for the Ongoing Connected Transactions for the two financial years ended 31 December 2005 and approval for the Ongoing Connected Transactions for the three years ending 31 December 2008 at the EGM.

The purposes of this circular are to provide you with further information relating to the Ongoing Connected Transactions, the letter from the Independent Board Committee containing its recommendation in connection with the terms of Ongoing Connected Transactions to the Independent Shareholders, the letter from Tai Fook containing its advice to the Independent Board Committee and the Independent Shareholders, and a notice of the EGM to consider and, if thought fit, pass the necessary resolution to approve the Ongoing Connected Transactions.

Technology Services

Pursuant to the Airline Services Agreements and the Technology Services and Ancillary Support Agreements, the Company has agreed to provide to the Promoters various aviation information technology services and ancillary support, including but not limited to:

(a) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales, announcement of freight information;

(b) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(c) airport passenger processing system services which provide check-in, boarding and load planning services; and

(d) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees for the Technology Services

The service fees payable by the Promoters for the Technology Services under the Airline Services Agreements and the Technology Services and Ancillary Support Agreements are currently determined in accordance with the pricing schedule prescribed by CAAC, details of which have been disclosed in the Company's prospectus dated 29 January 2001. In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Promoters are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB5.0 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.0.

In addition, the Company charges the Promoters (i) fees for each boarding passenger handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB7.0 depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

2. ONGOING CONNECTED TRANSACTIONS

The Company and the Promoters entered into the Promoter Service Agreements (i.e. Airline Services Agreements and Technology Services and Ancillary Support Agreements) as follows:

(1) Airline Services Agreements

The Company and each of the Airline Services Agreement Promoters have entered into the Airline Services Agreements in relation to the Technology Services. The initial term of the Airline Services Agreements is ranging from 3 to 5 years, upon expiry of which, such agreements, unless terminated in writing by any party thereto six months in advance, will be automatically renewed for such term stated in the column headed "Number of years of renewal" opposite to the name of relevant Airline Services Agreement Promoter in the table of the Airline Services Agreements below:

No.	Airline Services Promoters Agreement	Date of Airline Services Agreement	Term of Airline Services *(year)*	Number of years of renewal	Term of the predecessor technology services and ancillary support agreement *(Note 1)*
1.	Hainan Airlines Company Limited (海南航空股份有限公司)	25 October 2004	1 January 2004-31 December 2008 (five years)	Five	18 October 2000-17 October 2005
2.	China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司)	1 November 2004	1 January 2004-31 December 2008 (five years)	One	15 November 2000-14 November 2005
3.	Shanghai Airlines Company Limited (上海航空股份有限公司)	5 November 2004	1 November 2004-31 October 2009 (five years)	Five	18 October 2000-17 October 2005
4.	Shandong Airlines Company Limited (山東航空股份有限公司)	5 November 2004	1 January 2005-31 December 2007 (three years)	One	15 November 2000-14 November 2005
5.	Shenzhen Airlines Company Limited (深圳航空有限責任公司)	21 December 2004	1 January 2004-31 December 2006 (three years)	Three	15 November 2000-14 November 2005
6.	Sichuan Airlines (四川航空股份有限公司)	26 January 2005	1 January 2005-1 January 2008 (three years)	One	9 November 2000-8 November 2005
7.	China Southern Airlines (中國南方航空股份公司) *(Note 2)*	23 January 2006	1 January 2005-31 December 2008 (four years)	Nil	15 November 2000-14 November 2005

Notes:

1. It refers to the initial term of the predecessor technology services and ancillary support agreements entered into between the Company and each of (i) the relevant Airline Services Agreement Promoters (other than Sichuan Airlines and China Southern Airlines); (ii) Sichuan Air Group (in respect of Sichuan Airlines); and (iii) China Southern Holdings (in respect of China Southern Airlines).

2. In the Airline Services Agreement entered into between the Company and China Southern Airlines, reference to China Southern Airlines includes Xiamen Airlines Company Limited (廈門航空有限公司).

In view of the expiry of the initial term of five years of the technology services and ancillary support agreements in relation to provision of the Technology Services entered into between the Company and the Promoters in 2000, particulars of which are set out in the Company's prospectus dated 29 January 2001 and the 2003 Circular, the Company started to liaise with the then Promoters on renewal of the relevant agreements in late 2004. As the Company has enhanced and introduced new Technology Services since 2000 in line with the development of the applicable technologies and the demand for such services, the Company took the opportunity to update the content and revise the form of the agreements, such as including brief descriptions and functions of different major types of Technology Services provided by the Company in the Airline Services Agreement. Therefore, the Company has entered into most of the Airline Services Agreements with the relevant Airline Services Agreement Promoters before the expiry of the relevant predecessor technology services and ancillary support agreements.

To the understandings of the Directors, the contract duration of similar agreements relating to the provision of the Technology Services in the industry is generally in the range from three to five years. As such, the Directors consider that the term of the Airline Services Agreements is of normal business practice. It is also the view of Tai Fook that although there are no other comparable agreements in the PRC market to which reference can be made regarding whether or not a duration of agreements relating to the provision of the Technology Services in excess of three years is within the normal business practice of the industry in the PRC, based on the similar technology services agreements with a term in excess of three years, and entered into between certain airline operators and two worldwide leading providers of computerized ticketing and reservation systems to travel and tourism industry, who are engaged in the similar business of the Group, the contract duration of the Airline Services Agreements in excess of three years is in line with industry normal practice.

Reference to the Company in the Airline Services Agreements shall include the subsidiaries of the Company.

(2) Technology Services and Ancillary Support Agreements

As set out in the 2003 Circular, the Company and each of the Technology Service Agreement Promoters have entered into the Technology Services and Ancillary Support Agreements in relation to the Technology Services, which already expired in November 2005. The Company and the Technology Service Agreement Promoters have renewed such agreements, or as the case may be, entered into a new agreement on the same or substantially the same terms for such term as stated in the column headed "Number of years of the renewal" opposite to the name of the Technology Service Agreement Promoters set out in the table of the Technology Services and Ancillary Support Agreements below:

No.	Technology Service Agreement Promoter	Date of agreement/ renewal agreement	Term/Renewed term of agreement (year)	Number of years of the renewal	Term of the predecessor agreement/ initial term of the agreement
1.	China Eastern Air Holding Company (中國東方航空集團公司)	16 November 2005	16 Nov 2005- 15 Nov 2008 (three years)	Three	15 Nov 2000- 15 Nov 2005
2.	CNA Holding (中國航空集團公司)	21 November 2005	21 Nov 2005- 21 Nov 2006 (one year)	Nil	21 Nov 2000- 20 Nov 2005

The Technology Services and Ancillary Support Agreement entered into with CNA Holding was renewed for a shorter term of one year at the request of CNA Holding. The Company has been informed by CNA Holding that it is the internal proposal of CNA Holding that a new agreement regarding provision of the Technology Services to be entered into between one of its subsidiaries and the Company in the near future, and CNA Holding thus considers the renewal term of one year is more appropriate. Taking into account the above, the Directors are of the view that the Technology Services and Ancillary Support Agreement with CNA Holding which was entered into on normal commercial terms and negotiated on an arm's length basis and, notwithstanding the shorter renewal term, is in the interests of the Company and its shareholder as a whole.

References to the Technology Service Agreement Promoters and the Company in the Technology Services and Ancillary Support Agreements shall include their respective subsidiaries and associated companies.

3. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the Group's revenue derived from the Ongoing Connected Transactions for the three years ended 31 December 2004:

	Year ended		
	31 December 2002	**31 December 2003**	**31 December 2004**
Revenue *(RMB)*	653,000,000 (equivalent to approximately HK$627,885,000)	598,000,000 (equivalent to approximately HK$575,000,000)	887,000,000 (equivalent to approximately HK$852,885,000)

Based on the management accounts for the year ended 31 December 2005 of each of the Company and its subsidiaries which are prepared according to the applicable PRC accounting standards, the unaudited amount of the Ongoing Connected Transactions for the year ended 31 December 2005 was approximately RMB1,100,000,000 (equivalent to approximately HK$1,057,692,000).

4. TRANSACTION CAPS OF THE ONGOING CONNECTED TRANSACTIONS

Set out below is the summary of the amounts of the maximum aggregate annual value ("**Annual Caps**") of the Ongoing Connected Transactions entered or to be entered with each Promoter for the three years ending 31 December 2008:

	Transaction Amount Year ending		
Promoter	**31 December 2006**	**31 December 2007**	**31 December 2008**
Hainan Airlines Company Limited (海南航空股份有限公司)	RMB157,290,000	RMB204,540,000	RMB265,860,000
China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司)	RMB37,450,000	RMB48,700,000	RMB63,300,000
Shanghai Airlines Company Limited (上海航空股份有限公司)	RMB112,350,000	RMB146,100,000	RMB189,900,000
Shandong Airlines Company Limited (山東航空股份有限公司)	RMB59,920,000	RMB77,920,000	N/A
Shenzhen Airlines Company Limited (深圳航空有限責任公司)	RMB104,860,000	N/A	N/A
Sichuan Airlines (四川航空股份有限公司)	RMB67,410,000	RMB87,660,000	N/A
China Southern Airlines (中國南方航空股份公司) *(Note)*	RMB374,500,000	RMB487,000,000	RMB633,000,000
China Eastern Air Holding Company (中國東方航空集團公司)	RMB284,620,000	RMB370,120,000	RMB481,080,000
CNA Holding (中國航空集團公司)	RMB299,600,000	N/A	N/A
Total	RMB1,498,000,000 (equivalent to approximately HK$1,440,385,000)	RMB1,422,040,000 (equivalent to approximately HK$1,367,346,000)	RMB1,633,140,000 (equivalent to approximately HK$1,570,327,000)

Note: In the Airline Services Agreement entered into between the Company and China Southern Airlines, reference to China Southern Airlines includes Xiamen Airlines Company Limited (廈門航空有限公司)

The Annual Caps is determined by reference to (1) the historical annual amount of the Ongoing Connected Transactions for the year ended 31 December 2004; (2) the unaudited annual amount of the Ongoing Connected Transactions for the year ended 31 December 2005; and (3) the estimated growth of the transaction volume of the Ongoing Connected Transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Ongoing Connection Transactions will increase by about 15% to 30% per annum and 30% is used in determining the amount of the Annual Caps.

Given that the Technology Services and Ancillary Support Agreement entered into with CNA Holding and the Airline Services Agreements entered with Shenzhen Airlines Company Limited, Shandong Airlines Company Limited and Sichuan Airlines will expire on 21 November 2006, 31 December 2006, 31 December 2007 and 1 January 2008 respectively, the Company proposes to liaise with such Promoters and enter into a new agreement or renew the existing agreement with such Promoters. After the Company has renewed or entered into a new agreement with such Promoters, the Company will then set or, as the case may be, revise the Annual Caps in respect of each of such Promoters for the then subsequent three financial years and seek the Independent Shareholders' consideration of and approval for the Ongoing Connected Transactions and such Annual Caps in a general meeting accordingly.

5. REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

The Group is a dominant provider of aviation information technology services in the PRC. The Promoters (other than China Eastern Air Holding Company and CNA Holding, the respective holding company of China Eastern Airlines Corporation Limited and Air China Ltd., both of which are Main Board listed companies on the Stock Exchange) are engaged in airline operation in the PRC. China Eastern Airlines Corporation Limited and its subsidiaries are principally engaged in the operation of civil aviation, air cargo, postal delivery and other extended transportation services while Air China Ltd. and its subsidiaries are principally engaged in provision of air passenger, air cargo and airline-related services in the PRC. The Ongoing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Ongoing Connected Transactions have been and will be conducted on normal commercial terms and conditions determined on an arm's length basis. The Directors are of the view that the Ongoing Connected Transactions are on normal commercial terms and the terms of the Ongoing Connected Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

6. THE WAIVER

In November 2003, the Company obtained the Waiver, with conditions attached thereto, details of which were set out in the 2003 Circular.

As set out in the paragraph headed "Airline Services Agreements," above in view of the expiry of the initial term of five years of the technology services and ancillary support agreements in relation to provision of the Technology Services entered into between the Company and the Promoters in 2000, the Company started to liaise with the then Promoters on renewal of the relevant agreements in late 2004. As the Company has enhanced and introduced new Technology Services since 2000 in line with the development of the applicable technologies and the demand for such services, the Company took the opportunity to update the content and revise the form of the agreements, such as including brief descriptions and functions of different major types of Technology Services provided by the Company in the Airline Services Agreement. Therefore, the Company has entered into most of the Airline Services Agreements with the relevant Airline Services Agreement Promoters before the expiry of the relevant predecessor technology services and ancillary support agreements.

As the Company considered that the terms of the Ongoing Connected Transactions contemplated under the Airline Services Agreements are substantially same as those in the predecessor technology services and ancillary support agreements entered into with the relevant Airline Services Agreement Promoters and the entering into the Airline Services Agreements prior to the expiry of the initial term of the predecessor technology services and ancillary support agreements did not amount to change in material terms of the Ongoing Connected Transactions, no announcement was made when the Company entered into the Airline Services Agreements.

However, the Stock Exchange are of the view that when the Company entered into Airline Services Agreements, the Company shall comply with the then applicable requirements under Listing Rules (i.e. the reporting, announcement and independent shareholders' approval requirements) and the Waiver accordingly lapsed on 25 October 2004, being the date on which the Company entered into the Airline Services Agreement with Hainan Airlines Company Limited. The Ongoing Connected Transactions for the period from 25 October 2004 to 31 December 2005 were therefore subject to the reporting, announcement and independent shareholders' approval requirements. For the reasons mentioned above, no announcement was made and the Company was considered as not timely complying with the requirements of the Listing Rules at the relevant time. The Directors proposes to seek the Independent Shareholders' approval and ratification for the Ongoing Connected Transactions for the two financial years ended 31 December 2005 at the EGM.

In respect of the Ongoing Connected Transactions for the period from 1 January 2004 to 24 October 2004 as covered by the Waiver, the Company had complied with all of the conditions attached to the Waiver set out below:

(1) such Ongoing Connected Transactions were:

(a) entered into by the Group in the ordinary and usual course of its business;

(b) conducted either (i) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned; and

(c) entered into in accordance with the terms of the agreements governing such transactions;

(2) the independent Directors have reviewed annually and confirmed in the Company's annual reports for each of the year ended 31 December 2003 and the year ended 31 December 2004 that such Ongoing Connected Transactions had been conducted in the manner as stated in paragraph (1) above;

(3) the Company's auditors have reviewed such Ongoing Connected Transactions annually and confirmed in a letter to the Directors stating that such Ongoing Connected Transactions:

(a) have received the approval of the Board;

(b) were entered into in accordance with the pricing policies as stated in the Company's financial statements; and

(c) were entered in accordance with the terms of the respective agreements and documents governing the transactions;

(4) details of such Ongoing Connected Transactions in each financial year for the two years ended 31 December 2004 as required under the then Rule 14.25(1)(A) to (D) of the Listing Rules were disclosed in the Company's annual report for the relevant financial year together with a statement of the opinion of the independent non-executive Directors referred to paragraph (2) above; and

(5) the Company and each party to such Ongoing Connected Transactions have undertaken to provide sufficient facility for the Company's auditors to inspect their respective accounts and records for the purpose of performing the review referred to in paragraph (3) above.

7. LISTING RULES REQUIREMENTS

Given that the Promoters (other than China Southern Airlines and Sichuan Airlines) are the promoters (as defined in Chapter 19A of the Listing Rules) of the Company and China Southern Airlines and Sichuan Airlines, as the respective subsidiary of China Southern Holdings and Sichuan Air Group, each of them is an associate of a promoter of the Company, the Ongoing Connected Transactions for the Relevant Period constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since the Percentage Ratios for the Ongoing Connected Transactions on an annual basis are more than 25%, the Ongoing Connected Transactions for the Relevant Period are non-exempt continuing connected transactions under Rule14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements.

8. EGM

The EGM will be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 9:30 a.m. on 25 May 2006, to consider and, if thought fit, approve, among other matters, the Promoter Services Agreements, the Ongoing Connected Transactions contemplated thereunder and the related Annual Caps. Notice of the EGM is set out on pages 36 to 37 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

In accordance with Rules 13.39 (4) of the Listing Rules, the vote of the Independent Shareholders taken at the EGM to approve the Ongoing Connected Transactions and the Annual Caps will be taken by poll, with the Promoters and their respective associates abstaining from voting. The voting results will be announced after the EGM.

9. POLL PROCEDURE

Pursuant to Article 73 of the articles of association of the Company, a resolution put to the vote at a meeting shall be decided on a show of hands unless (before or after the voting on show of hands) a poll is demanded:

(a) by the chairman of such meeting;

(b) by at least two shareholders of the Company present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

10. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 14 of this circular and the letter of advice from Tai Fook to the Independent Board Committee and the Independent Shareholders in connection with the Ongoing Connected Transactions and the principal factors and reasons considered by them in arriving at such advice set out on pages 15 to 26 of this circular.

The Independent Board Committee, having taken into account the advice of Tai Fook, considers that the terms of the Ongoing Connected Transactions and the Annual Caps are fair and reasonable and in the interest of the Company and the Independent Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve, if thought fit, the Ongoing Connected Transactions and the Annual Caps.

11. GENERAL

Your attention is drawn to the general information set out in appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

中国航信 TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

7 April 2006

To the Independent Shareholders

Dear Sir / Madam,

ONGOING CONNECTED TRANSACTIONS

We refer to the circular ("**Circular**") issued by the Company to its shareholders dated 7 April 2006 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Ongoing Connected Transactions and the Annual Caps. Tai Fook has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from Tai Fook set out in this Circular. Having considered the principal factors and reasons considered by, and the advice of, Tai Fook set out in its letter of advice set out in the Circular, we consider that the Ongoing Connected Transactions and the Annual Caps are fair and reasonable in so far as the Company and the Independent Shareholders are concerned and the Ongoing Connected Transactions and the Annual Caps are in the interests of the Company and the shareholders of the Company as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution approving the Ongoing Connected Transactions and the Annual Caps at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee
Wu Jiapei **Chow Kwok Wah, James** **Yick Wing Fat, Simon**
Independent non-executive Directors

Set out below is the text of the letter of advice from Tai Fook to the Independent Board Committee and the Independent Shareholders in connection with the Ongoing Connected Transations and the Annual Caps prepared for inclusion in this circular.

taifook
TAI FOOK CAPITAL LIMITED

25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

7 April 2006

To the Independent Board Committee and the Independent Shareholders
TravelSky Technology Limited
Floor 18 - 20, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC

Dear Sirs,

ONGOING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with respect to (i) the terms of the Ongoing Connected Transactions under the Airline Services Agreements entered into between the Company and the Airline Services Agreement Promoters and the Technology Services and Ancillary Agreements entered into between the Company and the Technology Services Agreement Promoters; and (ii) the Annual Caps in respect of the Ongoing Connected Transactions for the Relevant Period, details of which are contained in the circular dated 7 April 2006 (the "Circular") to the shareholders of the Company, of which this letter forms part. Terms used in this letter shall have the same respective meanings as defined in the Circular unless the context otherwise requires.

Given that the Promoters (other than China Southern Airlines and Sichuan Airlines) are the promoters (as defined in Chapter 19A of the Listing Rules) of the Company and China Southern Airlines and Sichuan Airlines, as the respective subsidiary of China Southern Holdings and Sichuan Air Group and each of them an associate of a promoter of the Company, the Ongoing Connected Transactions for the Relevant Period constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since the Percentage Ratios for the Ongoing Connected Transactions on an annual basis are more than 25%, the Ongoing Connected Transactions for the Relevant Period constitute non-exempt continuing connected transactions under Rule14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements.

The Independent Board Committee comprising three independent non-executive Directors (namely Wu Jiapei, Chow Kwok Wah, James and Yick Wing Fat, Simon) has been established to advise the Independent Shareholders in respect of the terms of the Ongoing Connected Transactions and the Annual Caps for the Relevant Period. In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide the Independent Board Committee and the Independent Shareholders with an independent opinion as to whether (i) the terms of the Ongoing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole; and (ii) the Annual Caps in respect of the Ongoing Connected Transactions are fair and reasonable so far as the Company and the Independent Shareholders are concerned. We are independent of the Company and its associates.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the information and facts supplied to us and representations expressed by the Directors and/or the management of the Company and have assumed that all such information and facts and any representations made to us, for which they are fully responsible, are true, accurate and complete as at the date hereof. We have been advised by the Directors and/or the management of the Company that all relevant information has been supplied to us and that no material facts have been omitted from the information supplied and representations expressed to us. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have no reason to doubt the completeness, truth or accuracy of the information and facts provided and we are not aware of any facts or circumstances which would render such information provided and representations made to us untrue, inaccurate or misleading.

We consider we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinions in respect of the terms of the Ongoing Connected Transactions and the Annual Caps, we have considered the following principal factors and reasons:

1. Background of and reasons for the Ongoing Connected Transactions

The Group is a dominant provider of aviation information technology services in the PRC. The Promoters, other than China Eastern Air Holding Company and CNA Holding, are airline operators in the PRC. China Eastern Air Holding Company is the holding company of China Eastern Airlines Corporation Limited, which together with its subsidiaries is principally engaged in the operation of civil aviation, air cargo, postal delivery and other transportation services in the PRC. CNA Holding is the holding company of Air China Ltd, which together with its subsidiaries is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC. The Ongoing Connected Transactions have been and will continue to be conducted in the ordinary and usual course of business of the Group.

Immediately prior to the listing of the Company in 2001, the Company has entered into the Ongoing Connected Transactions with the Promoters for an initial term of five years and has been granted a waiver in respect of the Ongoing Connected Transactions for the period up to 31 December 2003. In November 2003, the Company applied to the Stock Exchange for the Waiver, details of which and the Ongoing Connected Transactions were set out in the 2003 Circular. The Waiver lapsed on 25 October 2004, details of which are set out in the "Letter from the Board" of the Circular.

Subsequently, the Company entered into the Airline Services Agreements with the Airline Services Agreement Promoters, and the Technology Services and Ancillary Support Agreements with the Technology Services Agreement Promoters. The Directors proposes to seek the Independent Shareholders' approval for the Ongoing Connected Transactions and their Annual Caps for the Relevant Period at the EGM.

The Technology Services provided under the Ongoing Connected Transactions comprise the provision of various aviation information technology services and ancillary support, including but not limited to:

- flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales, announcement of freight information;

- electronic travel distribution system services which provide, among other services, the flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

- airport passenger processing system services which provides check-in, boarding and load planning services; and

- civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

The provision of the Technology Services to airline operators is the principal business of the Group in its normal and ordinary course of business.

As advised by the Directors, the aviation industry in the PRC is subject to extensive supervision of the PRC government and dominated by a limited number of airline operators. We noted that the major airline operators in the PRC are either the Promoters or their subsidiaries, all being connected persons of the Company as defined under the Listing Rules. Since the main clientele of the Group is airline operators, it is commercially essential and desirable for the Group to carry on the Ongoing Connected Transactions in order to secure recurring income and to develop and expand business for its Technology Services.

The Ongoing Connected Transactions are entered into between the Company and the Airline Services Agreement Promoters pursuant to the Airline Services Agreements, and between the Company and the Technology Services Agreement Promoters pursuant to the Technology Services and Ancillary Support Agreements. As explained in the "Letter from the Board" of the Circular, the Company has enhanced and introduced new Technology Services since 2000, and has taken the opportunity of the entering into of the Airline Services Agreements to update the content and form such as including brief description and functions of different major types of Technology Services in the Airline Services Agreements. We have reviewed the Airline Services Agreements and the Technology Services and Ancillary Support Agreements, and consider that the interest of the Company would not be affected by such updates as a whole.

Based on the above considerations, we concur with the Directors' view that the Ongoing Connected Transactions have been entered into in the ordinary and usual course of business of the Group, and are in the interests of the Company and the Independent Shareholders as a whole.

2. Pricing basis of the Ongoing Connected Transactions

As stated in the "Letter from the Board" of the Circular, the services fees payable by the Promoters for the Technology Services are determined in accordance with the pricing schedule prescribed by CAAC, details of which have been disclosed in the Company's prospectus dated 29 January 2001. We have discussed with the Directors and are given to understand that currently the services fees to be charged by the Group under the Ongoing Connected Transactions pursuant to the Promoter Service Agreements are governed by the aforesaid pricing schedule prescribed by CAAC.

In this regard, we have reviewed the services fees to be charged by the Group under the Promoter Services Agreements. We noted that the service fees to be charged by the Group pursuant to the Promoter Service Agreements are within the respective price ranges prescribed by CAAC.

We have also reviewed sample copies of the services agreements entered into between the Company and certain independent third parties in respect of the Technology Services. We noted that the Company would charge such independent third parties based on the same pricing schedules on which the Company would charge the Airline Services Promoters as set out in the Airline Services Agreements.

3. Term of the Airline Services Agreements and the Technology Services and Ancillary Support Agreements

We set out below a summary of the term of the Airline Services Agreements and the Technology Services and Ancillary Support Agreements:

Name of the Promoter	Date of agreement / renewal agreement	Term of agreement
Airline Services Agreements		
Hainan Airlines Company Limited (海南航空股份有限公司)	25 October 2004	1 January 2004 - 31 December 2008 (5 years)
China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司)	1 November 2004	1 January 2004 - 31 December 2008 (5 years)

Shanghai Airlines Company Limited (上海航空股份有限公司)	5 November 2004	1 November 2004 - 31 October 2009 (5 years)
Shandong Airlines Company Limited (山東航空股份有限公司)	5 November 2004	1 January 2005 - 31 December 2007 (3 years)
Shenzhen Airlines Company Limited (深圳航空有限責任公司)	21 December 2004	1 January 2004 31 December 2006 (3 years)
Sichuan Airlines (四川航空股份有限公司)	26 January 2005	1 January 2005 - 1 January 2008 (3 years)
China Southern Airlines (中國南方航空股份有限公司) *(Note)*	23 January 2006	1 January 2005 - 31 December 2008 (4 years)
Technology Services and Ancillary Support Agreements		
China Eastern Air Holding Company (中國東方航空集團公司)	16 November 2005	16 Nov 2005 - 15 Nov 2008 (3 years)
CNA Holding (中國航空集團公司)	21 November 2005	21 Nov 2005 - 21 Nov 2006 (1 year)

Note: In the Airline Services Agreement entered into between the Company and China Southern Airlines, reference to China Southern Airlines includes Xiamen Airlines Company Limited

The Promoter Service Agreements have various terms ranging from one year to five years. As confirmed by the Directors, the Promoter Service Agreements are arrived at after arm's length negotiation between the parties concerned.

We noted that the Airline Services Agreements entered into between the Company and each of Hainan Airlines Company Limited, China Eastern Air Wuhan Company Limited, Shanghai Airlines Company Limited and China Southern Airlines have a term of either four or five years. Pursuant to Rule 14A.35 of the Listing Rules, the term of the Airline Services Agreements shall not exceed three years except in special circumstances where the nature of the transaction requires the contract to be of a duration longer than three years and it is normal business practice for contracts of this type to be of such duration.

Commercial rationale

The provision of the Technology Services to airline operators is the principal business of the Group in its normal and ordinary course of business. As illustrated in the paragraph headed "Background of and reasons for the Ongoing Connected Transactions", the Promoters and their subsidiaries, being connected persons of the Company, comprise the major airline operators in the PRC. As such, it is commercially essential and desirable for the Group to carry on the Ongoing Connected Transactions in order to secure recurring income and to develop and expand business for its Technology Services.

We have discussed with the Directors and reviewed the breakdown of the Group's revenue in terms of major customers for the three years ended 31 December 2004 and the six months ended 30 June 2005. We noted that the Ongoing Connected Transactions accounted for approximately 67%, 67% and 69% of the revenue of the Group for the three years ended 31 December 2004 respectively and approximately 72% for the six months ended 30 June 2005. Given the essential revenue contribution to the Group attributable to the Ongoing Connected Transactions, we consider that a longer contract duration, if secured by the Company, would be beneficial to the Group since it could mitigate the Group's exposure to uncertainty in its business while benefiting from the expected growth of the aviation industry in the PRC in the coming years.

We understand from the Directors that the terms of the Promoter Service Agreements were determined between the Company and the Promoters after arm's length negotiations. Given the substance of the agreements to the Group, the Directors have made efforts to procure the agreements be entered into for a longer term. It was based on arm's length negotiations that the Company has managed to enter into the Airline Services Agreements with each of Hainan Airlines Company Limited, China Eastern Air Wuhan Company Limited, Shanghai Airlines Company Limited and China Southern Airlines for a term of either four or five years.

On the other hand, we consider that the Shareholders' interests could be protected in light of the Group's right to terminate the Airline Services Agreements or the Technology Services and Ancillary Support Agreements by giving six months' notice to the Promoters.

Based on the aforesaid, we consider that a longer contract duration with the Promoters is fair and reasonable and in the interest of the Company and the Independent Shareholders as a whole.

Industry business practice

As advised by the Directors, the Group is currently the dominant provider in the PRC in respect of the Technology Services in relation to PRC domestic airlines so far as the Directors are aware. As such, there are no other comparable agreements in the PRC market to which reference can be made regarding whether or not a duration in excess of three years is within the normal business practice of the industry in the PRC.

In formulating our opinion with regard to whether a term in excess of three years is in line with the normal business practice, we have sought to establish major international players that are engaged in the similar business of the Group. In this connection, we have identified Amadeus *(Note 1)* and Sabre Holdings *(Note 2)*, two leading providers of computerized ticketing and reservations systems to travel and tourism industry, whom are engaged in the similar business of the Group and whom provided public information in relation to service agreements entered into with major customers. We set out below a summary of the terms of the technology services agreements entered into between the two companies and airline operators during year 2002 to 2005 which involve an agreement term in excess of three years:

Provider	**Year of agreement**	**Airline**	**Term of agreement** *(years)*
Sabre	2005	AirTran Airways	5
Amadeus	2005	Pulkovo Airline	5
Sabre	2005	Southwest Airlines	7
Amadeus	2004	TACA Airline	5
Amadeus	2004	Air Canada	5
Amadeus	2003	Qantas	5
Amadeus	2002	Finnair	10

Source: websites of Amadeus (www.amadeus.com) and Sabre (www.sabre-holdings.com)

Note 1: Amadeus is a world leader in providing the travel industry with solutions to manage the distribution and selling of travel services. Currently the company has presence in over 215 markets worldwide, has over 6,500 employees and its systems used by 75,000 travel agencies and more than 11,000 airline sales offices

Note 2: Sabre Holdings is a world leader in the travel marketplace. Traded on the New York Stock Exchange, it merchandises and retails travel products and provides distribution and technology solutions for the travel industry. Its subsidiary, Sabre Airline Solutions is the leading provider of decision-support tools, reservations systems and consulting services for airlines

Based on the aforesaid, we consider that it is normal business practice for contracts of this type to be in excess of three years and that such contract term is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Based on the considerations that (i) a longer contract duration with the Promoters is commercially essential and desirable to the Group in view of the substantial revenue contribution attributable to the Ongoing Connected Transactions; and (ii) it is normal business practice for contracts like the Promoter Services Agreements to have a term in excess of three years, we are of the view that the term of the Promoter Services Agreements in excess of three years is fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole.

4. Annual Caps

Set out below is a summary of the Group's historical revenue derived from the Ongoing Connected Transactions for the four years ended 31 December 2005:

	Year ended 31 December			
	2002	**2003**	**2004**	**2005** *(Unaudited)*
Revenue *(RMB)*	653,000,000	598,000,000	887,000,000	1,100,000,000

We set out below the proposed Annual Caps for the Ongoing Connected Transactions for the Relevant Period:

	Year ending 31 December		
	2006 **Amount** *(RMB)*	**2007** **Amount** *(RMB)*	**2008** **Amount** *(RMB)*
Hainan Airlines Company Limited (海南航空股份有限公司)	157,290,000	204,540,000	265,860,000
China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司)	37,450,000	48,700,000	63,300,000
Shanghai Airlines Company Limited (上海航空股份有限公司)	112,350,000	146,100,000	189,900,000

Shandong Airlines Company Limited (山東航空股份有限公司)	59,920,000	77,920,000	N/A
Shenzhen Airlines Company Limited (深圳航空有限責任公司)	104,860,000	N/A	N/A
Sichuan Airlines (四川航空股份有限公司)	67,410,000	87,660,000	N/A
China Southern Airlines (中國南方航空股份有限公司)	374,500,000	487,000,000	633,000,000
China Eastern Air Holding Company (中國東方航空集團公司)	284,620,000	370,120,000	481,080,000
CNA Holding (中國航空集團公司)	299,600,000	N/A	N/A
Total	1,498,000,000	1,422,040,000	1,633,140,000

The Technology Services and Ancillary Support Agreement entered into between the Company and CNA Holding and the Airline Services Agreements entered into between the Company and Shenzhen Airlines Company Limited, Shandong Airlines Company Limited and Sichuan Airlines will expire on 22 November 2006, 1 January 2007, 1 January 2008 and 2 January 2008 respectively. Accordingly, the corresponding Annual Caps for the relevant periods have been arrived at after taking into account such circumstances. After the Company has renewed or entered into a new agreement with such Promoters, the Company will then set or revise (as the case may be) their respective Annual Caps. Other than the above,, we noted that the Annual Caps represent an embedded annual growth of 30% for each Promoter during the Relevant Period.

We have assessed the fairness and reasonableness of the Annual Caps based on the following considerations:

Favorable macro-economic environment for the PRC aviation industry

The PRC has experienced significant economic growth in the past few years. According to the publication by the National Bureau of Statistics of China dated 28 February 2005, the Gross Domestic Products of the PRC reached approximately RMB13,651.5 billion in 2004, representing an approximately 9.5% increment as compared to that of the corresponding period. Such favourable macro-economic environment is beneficial to the growth of the PRC aviation industry as a whole, as evidenced by the growth in the total passenger traffic of the PRC, which increased at a compound annual growth rate of approximately 16% over the period from 2000 to 2005.

Given the favourable macro-economic environment for the PRC aviation industry, the business of the PRC airline operators is expected to continue to grow, so as the Group's Ongoing Connected Transactions with the Promoters, who themselves or their subsidiaries constitute the major airline operators in the PRC.

Expected growth against historical growth

As illustrated above, the aggregated transaction amount of the Ongoing Connected Transactions increased from approximately RMB653 million in 2002 to RMB887 million in 2004, representing a compound annual growth rate of approximately 17%. Further, based on the unaudited transaction amount for the year ended 31 December 2005, the transaction amount grows to approximately RMB1,100 million from the same for the year ended 31 December 2004, representing an annual growth of approximately 24%. In view of the historical growth and having considered the favourable macro-economic environment for the PRC aviation industry as described above, we consider that the 30% growth rate used in determining the total Annual Caps is fair and reasonable, taking into account a modest buffer to accommodate the possible fluctuation in the turnover of the Group.

Mechanism in determining the Annual Caps for each Promoter

After deriving the total Annual Caps for 2006, the 2006 Annual Caps in respect of each Promoter are determined with reference to the historical transaction amount contributed by each Promoter in respect of the Ongoing Connected Transactions. In this regard, we have reviewed the historical transaction amounts for each Promoter for the three years ended 31 December 2004 and the six months ended 30 June 2005. We noted that the turnover contribution attributable to each Promoter in the total transaction amounts of the Ongoing Connected Transactions of the Group remain substantially stable during the period. As such, we consider that applying a fixed share of the total Annual Caps for each Promoter to derive the 2006 Annual Caps in respect of each Promoter is reasonable.

The Technology Services and Ancillary Support Agreement entered into between the Company and CNA Holding and the Airline Services Agreements entered into between the Company and Shenzhen Airlines Company Limited, Shandong Airlines Company Limited and Sichuan Airlines will expire on 22 November 2006, 1 January 2007, 1 January 2008 and 2 January 2008 respectively. In view of this, a 30% annual growth rate is then applied on the year on year basis to derive the 2007 and/or 2008 (as the case may be) Annual Caps in respect of each Promoter other than CNA Holding and Shenzhen Airlines Company Limited.

Based on the aforesaid and after taking account of the recurring nature of the transactions, we consider that the Annual Caps for the Ongoing Connected Transactions were made by the Directors after due and careful consideration and we concur with the Directors' view that basis in determining the Annual Caps and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (i) the terms of the Ongoing Connected Transactions as contemplated under the Airline Services Agreements and the Technology Services and Ancillary Support Agreements are on normal commercial terms, in the ordinary and usual course of business of the Group, fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole; and (ii) the Annual Caps for the Relevant Period in respect of the Ongoing Connected Transactions are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders and we advise the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Ongoing Connected Transactions as contemplated under the Airline Services Agreements and the Technology Services and Ancillary Support Agreements and the relevant Annual Caps.

Yours faithfully,
For and on behalf of
Tai Fook Capital Limited
Derek C. O. Chan — Managing Director
April Chan — Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, none of the Directors, supervisors or chief executive of the Company had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, as far as it was known to any Directors, supervisors or chief executive of the Company, the following entities (other than a Director, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

(1) Interest or short position in the shares of the Company

Name of shareholder	Capacity	Class and no. of securities *(Note 1)*	Approximate percentage of respective class of share capital	Approximate Percentage of total share capital
Templeton Asset Management Limited	Investment manager	40,567,000 H Shares of RMB1 each (L)	13.05%	4.57%
Matthews International Capital Management, LLC	Investment manager	28,239,000 H Shares of RMB1 each (L)	9.08%	3.18%
J.P. Morgan Chase & Co.	Beneficial owner	154,000 H Shares of RMB1 each (L)	0.05%	0.02%
	Investment manager	27,083,000 H Shares of RMB1 each (L)	8.71%	3.05%
	Other	6,958,600 H Shares of RMB1 each (L)	2.24%	0.78%
	(Note 2)	6,958,600 H Shares of RMB1 each (lending pool)	2.24%	0.78%

Platinum Asset Management Limited as trustee for the Platinum Asset Management Trust	Investment manager	7,202,000 H Shares of RMB1 each (L)	2.32%	0.81%
	Trustee (other than a bare trustee)	11,635,000 of H Shares RMB1 each (L)	3.74%	1.31%
JPMorgan Chase & Co.	Investment manager	16,829,000 H Shares of RMB1 each (L)	5.41%	1.89%
	Custodian corporation/ approved lending agent	1,081,000 H Shares of RMB1 each (L)	0.35%	0.12%
	(Note 3)	1,081,000 H Shares of RMB1 each (lending pool)	0.35%	0.12%
Shanghai Industrial Investment (Holdings) Company Limited	Interest of controlled corporation	47,180,000 H Shares of RMB1 each (L)	15.18%	5.31%
J.P.Morgan Fleming Asset Management (Asia) Inc.	Investment manager	22,199,000 H Shares of RMB1 each (L)	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	Investment manager	22,199,000 H Shares of RMB1 each (L)	7.14%	2.50%

JF Asset Management Limited	Investment manager	22,199,000 H Shares of RMB1 each (L)	7.14%	2.50%
OppenheimerFunds, Inc	Investment manager	19,000,000 H Shares of RMB1 each (L)	6.11%	2.14%
China TravelSky Holding Company	Beneficial owner	198,496,500 domestic Shares of RMB1 each (L)	34.38%	22.35%
China Southern Air Holding Company	Beneficial owner	116,460,500 domestic Shares of RMB1 each (L)	20.17%	13.11%
China Eastern Air Holding Company	Beneficial owner	109,414,500 domestic Shares of RMB1 each (L)	18.95%	12.32%
China National Aviation Holding Company	Beneficial owner	89,433,500 domestic Shares of RMB1 each (L)	15.49%	10.07%

Notes:

1. The letter "L" represents the entity's interests in the securities.

2. The capacity in which the securities are held was not stated in the corporate substantial shareholders notice of J.P. Morgan Chase & Co..

3. The capacity in which the securities are held was not stated in the corporate substantial shareholders notice of JPMorgan Chase & Co..

(2) Interest or short position in the underlying shares of the Company

Name of shareholder	Nature of derivatives	Number of underlying shares *(Note)*
Shanghai Industrial Investment (Holdings) Company Limited	Unlisted cash settled derivatives	1,937,000 (L)

Note: The letter "L" represents the entity's interests in the underlying securities.

Save as disclosed herein, there was no person or other entity known to the Directors, supervisors or chief executive of the Company, who, as at the Latest Practicable Date, had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of shares capital carrying rights to vote in all circumstances at general meetings of the Company.

(b) So far as is known to the Directors, supervisors or chief executive of the Company, as at the Latest Practicable Date, the following entities (other than a Director, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) were directly or indirectly interested in 10% or more of the nominal value of the registered capital carrying the rights to vote in all circumstances at the general meetings of the subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Approximate Registered Capital	Percentage of interest
Hainan Civil Aviation Cares Co., Ltd. (海南民航凱亞有限公司)	China Southern Air Holding Co. (中國南方航空集團公司)	RMB1,505,000	22.74%
Cares Hubei Co., Ltd. (湖北民航凱亞有限公司)	Wuhan Tinhe Airport Company Limited (武漢天河機場有限責任公司)	RMB625,000	12.50%

Cares Hubei Co., Ltd. (湖北民航凱亞有限公司)	Union Committee of Wubei Branch of China Southern Air Company Limited (中國南方航空股份有限公司湖北分公司工會委員會)	RMB625,000	12.50%
Cares Hubei Co., Ltd. (湖北民航凱亞有限公司)	China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司)	RMB625,000	12.50%
Cares Hubei Co., Ltd. (湖北民航凱亞有限公司)	Cares Shenzhen Co., Ltd. (深圳民航凱亞有限公司)	RMB625,000	12.50%
Cares Chongqing Information Technology Co., Ltd. (重慶民航凱亞信息技術有限公司)	China International Aviation Company Limited (中國國際航空股份有限公司)	RMB2,401,000	24.50%
Cares Chongqing Information Technology Co., Ltd. (重慶民航凱亞信息技術有限公司)	Chongqing Airport (Group) Company Limited (重慶機場(集團)有限公司)	RMB2,401,000	24.50%
Aviation Cares of Yunnan Information Co., Ltd. (雲南民航凱亞信息有限公司)	China Eastern Air-Yunnan Airlines Company (中國東方航空雲南公司)	RMB980,000	49.00%
InfoSky Technology Co., Ltd. (天信達信息技術有限公司)	Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited	US$1,225,000	49.00%
Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)	Xiamen Airlines Co. (廈門航空有限公司)	RMB1,140,000	28.50%

Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)	Xiamen International Airlines Holdings Co., Ltd. (廈門國際航空港股份有限公司)	RMB820,000	20.50%
Civil Aviation Cares of Qingdao Ltd. (青島民航凱亞系統集成有限公司)	Civil Aviation Qingdao Liuting Airport (民航青島流亭機場)	RMB720,000	36%
Civil Aviation Cares of Qingdao Ltd. (青島民航凱亞系統集成有限公司)	Huadong Civil Aviation Cares of Shanghai Ltd. (上海民航華東凱亞系統集成有限公司)	RMB260,000	13%
Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	Shanxi Airport Management Group Company (陝西省機場管理集團公司)	RMB850,000	17%
Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	China Eastern Air-Northwest Airlines Company (中國東方航空西北公司)	RMB1,600,000	32%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	China Southern Air Holdings Company (中國南方航空集團公司)	RMB735,000	24.50%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	Xinjiang Airport Group Co., Ltd. (新疆機場集團有限責任公司)	RMB735,000	24.50%

Save as disclosed above, as at the Latest Practicable Date and so far as is known to the Directors, supervisors or chief executive of the Company, there was no other entity (other than a Director, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) who was directly or indirectly, interested in 10% or more of the nominal value of the registered capital carrying rights to vote in all circumstances at the general meetings of any subsidiary of the Company.

4. SERVICE AGREEMENTS

As at the Latest Practicable Date, none of the Directors had entered or proposed to enter into a service contract with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration or claim of material importance and there was no litigation or arbitration or claim of material importance known to the Directors to be pending or threatened by or against either the Company or any of its subsidiaries.

6. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the latest published audited financial statements of the Group were made up.

7. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or Tai fook had any interest, direct or indirect, in any asset which had been since 31 December 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

8. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

9. EXPERT

Tai Fook is licensed under the SFO for type 6 (advising on corporate finance) regulated activity as defined under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in connection with the terms of Ongoing Connected Transactions and the Annual Caps. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

Tai Fook has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

As at the Latest Practicable Date, Tai Fook did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

10. GENERAL

The Chinese text of this circular shall prevail over the English text in case of inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Promoter Services Agreements will be available for inspection at the offices of Chiu & Partners, 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM.

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of TravelSky Technology Limited ("Company") will be held at 9:30 a.m. on Thursday, 25 May 2006 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**

   (a) agreements ("Promoter Services Agreements") (copies of which have been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) made between the Company and each of the Promoters (as defined in the circular ("Circular") of the Company dated 7 April 2006 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) relating to certain ongoing connected transactions and all the transactions contemplated thereby; and

   (b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Promoter Services Agreements for the three years ending 31 December 2008 as shown in the Circular,

   be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Promoter Services Agreements or the transactions contemplated thereby."

2. "**THAT** the Ongoing Connected Transactions (as defined in the Circular) for each of the two years ended 31 December 2005 are and they are hereby approved, confirmed and ratified."

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 7 April 2006

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
People's Republic of China

Notes:

1. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him/her. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the meeting or adjourned meeting thereof.

3. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or any adjournment thereof. If such member attends the meeting, his form of proxy will be deemed to have been revoked.

4. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before Friday, 5 May 2006 personally or by mail or fax.

5. Since the transactions contemplated under the Promoter Services Agreements will constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the resolutions proposed at the meeting will be voted on a poll pursuant to Rule 13.39(4) of the Listing Rules.

6. As at the date of this notice, the board of the directors of the Company comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Yang Yatie, Mr Li Xiaoguang, Mr Si Yupei, and Mr Song Jian;
Independent non-executive Directors:	Mr Wu Jiapei, Mr Chow Kwok Wah, James and Mr Yick Wing Fat, Simon.

註冊辦事處：
中國人民共和國
北京市海淀區(郵政編碼：100080)
科學院南路2號
融科資訊中心

附註：

1. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席臨時股東大會並代其投票。

2. 務請 閣下儘早將代表委任表格按其上列印的指示填妥及簽署，並連同經簽署或公證的授權書或其他授權文件(如有)，交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且最遲須於大會或其續會的指定舉行時間24小時前交回，方為有效。

3. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

4. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零六年五月五日(星期五)或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

5. 由於根據香港聯合交易所有限公司證券上市規則(「上市規則」)第14A章，擬據發起人服務協議進行的交易將構成本公司的非豁免持續關連交易，故根據上市規則第13.39(4)條，故於會上提呈的決議案須以投票方式進行表決。

6. 於本通告日期，董事會由下列董事組成：

董事長：	朱永先生；
執行董事：	朱曉星先生、丁衛平先生及宋金箱先生；
非執行董事：	王全華先生、曹建雄先生、宮國魁先生、榮剛先生、楊亞鐵先生、李曉光先生、司玉佩先生及宋箭先生；
獨立非執行董事：	烏家培先生、周國華先生及易永發先生。

中国民航信息网络股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號:0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「本公司」)擬於二零零六年五月二十五日(星期四)上午九時三十分於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會(「臨時股東大會」),以審議及酌情通過如下普通決議案(不論有否修訂):

普通決議案

1. 「**動議**

(a) 批准本公司就與各發起人(定義見本公司日期為二零零六年四月七日的通函(「通函」),一份其上註有「B」字的副本已提呈大會,並由大會主席簽署,以資識別)之間的若干持續關連交易所訂立的協議(「發起人服務協議」,其上註有「A」字的副本已提呈大會,並由大會主席簽署,以資識別),及其項下擬進行的全部交易;及

(b) 批准擬據各發起人服務協議進行的交易於截至二零零八年十二月三十一日止三個年度內如通函所述的年度上限(定義見通函),

並授權本公司董事作出彼等認為就發起人服務協議或其項下擬進行的交易而言屬必須、適宜或恰當的任何行動。」

2. 「**動議**批准、確認及追認截至二零零五年十二月三十一日止兩個年度各年度各發起人服務協議進行的持續關連交易(定義見通函)。」

承董事會命
中國民航信息網絡股份有限公司
朱永
董事長

北京,二零零六年四月七日

9. 專家

大福為一間獲發牌照根據證券及期貨條例進行第六類(企業財務顧問)監管活動的公司，亦為就持續關連交易及年度上限的條款及其項下擬進行的交易向獨立董事委員會及獨立股東提供意見的獨立財務顧問大福致獨立董事委員會及獨立股東之日期為本通函日期的意見函件旨在收錄於本通函。

大福已就本通函刊發一事，書面同意以其現時的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

於最後可行日期，大福概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

10. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

11. 備查文件

發起人服務協議的副本可自本通函發出日至臨時股東大會召開日(包括臨時股東大會召開日)止期間的一般辦公時間內於香港中環康樂廣場1號怡和大廈41樓趙不渝馬國強律師事務所查閱。

4. 服務合約

於最後可行日期，概無董事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

5. 訴訟

於最後可行日期，概無本集團或任何其附屬公司涉及任何重大訴訟或仲裁，本公司董事亦未知悉任何將會對本公司或任何其附屬公司提出或構成威脅的重大訴訟或仲裁。

6. 重大變動

就董事所知，自二零零四年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

7. 於資產中持有的權益

於最後可行日期，自二零零四年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或大福概無擁有任何直接或間接權益。

8. 於合約中持有的重大權益

於最後可行日期，概無董事於截至本通函日仍然有效的、與本集團業務有重要關係的任何合約或安排中持有重大權益。

廈門民航凱亞有限公司	廈門國際航空港股份有限公司	人民幣820,000元	20.50%
青島民航凱亞系統集成有限公司	民航青島流亭機場	人民幣720,000元	36%
青島民航凱亞系統集成有限公司	上海民航華東凱亞系統集成有限公司	人民幣260,000元	13%
西安民航凱亞科技有限公司	陝西省機場管理集團	人民幣850,000元	17%
西安民航凱亞科技有限公司	中國東方航空西北公司	人民幣1,600,000元	32%
新疆民航凱亞信息網絡有限責任公司	中國南方航空集團公司	人民幣735,000元	24.50%
新疆民航凱亞信息網絡有限責任公司	新疆機場集團有限責任公司	人民幣735,000元	24.50%

除上文披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無其他人士(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權。

湖北民航凱亞有限公司	中國南方航空股份有限公司湖北分公司工會委員會	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國東方航空武漢有限責任公司	人民幣625,000元	12.50%
湖北民航凱亞有限公司	深圳民航凱亞有限公司	人民幣625,000元	12.50%
重慶民航凱亞信息技術有限公司	中國國際航空股份有限公司	人民幣2,401,000元	24.50%
重慶民航凱亞信息技術有限公司	重慶機場(集團)有限公司	人民幣2,401,000元	24.50%
雲南民航凱亞信息有限公司	中國東方航空雲南公司	人民幣980,000元	49.00%
天信達信息技術有限公司	Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited	1,225,000美元	49.00%
廈門民航凱亞有限公司	廈門航空有限公司	人民幣1,140,000元	28.50%

(2)　於本公司相關股份中持有的權益或淡倉

股東姓名	衍生品的性質	相關股份的數目 *(附註)*
上海實業投資(控股)有限公司	未上市現金結算衍生工具	1,937,000 (L)

註：　字母「L」代表該等相關證券的股權。

除本通函披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無任何人士或其他實體於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份或相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權。

(b)　於最後可行日期，就本公司董事、監事或行政總裁所知，直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)如下：

附屬公司	股東	註冊資本	約佔權益百分比
海南民航凱亞有限公司	中國南方航空集團公司	人民幣1,505,000元	22.74%
湖北民航凱亞有限公司	武漢天河機場有限責任公司	人民幣625,000元	12.50%

JF Asset Management Limited	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
OppenheimerFunds, Inc	投資經理	每股面值人民幣1元的19,000,000股H股(L)	6.11%	2.14%
中國民航信息集團公司	實益擁有人	每股面值人民幣1元的198,496,500股內資股(L)	34.38%	22.35%
中國南方航空集團公司	實益擁有人	每股面值人民幣1元的116,460,500股內資股(L)	20.17%	13.11%
中國東方航空集團公司	實益擁有人	每股面值人民幣1元的109,414,500股內資股(L)	18.95%	12.32%
中國航空集團公司	實益擁有人	每股面值人民幣1元的89,433,500股內資股(L)	15.49%	10.07%

註：

1. 字母「L」代表該等證券的股權。

2. 於J.P. Morgan Chase & Co.發出的《法團大股東通知》並未列出其持有該等證券的身份。

3. 於JPMorgan Chase & Co.發出的《法團大股東通知》並未列出其持有該等證券的身份。

Platinum Asset Management Limited 為Platinum Asset Management Trust的受託人	投資經理	每股面值人民幣1元的7,202,000股H股(L)	2.32%	0.81%
	受託人（不包括被動受託人）	每股面值人民幣1元的11,635,000股H股(L)	3.74%	1.31%
JPMorgan Chase & Co.	投資經理	每股面值人民幣1元的16,829,000股H股(L)	5.41%	1.89%
	保管人／核准借出代理人	每股面值人民幣1元的1,081,000股H股(L)	0.35%	0.12%
	（附註3）	每股面值人民幣1元的1,081,000股H股（可供借出的股份）	0.35%	0.12%
上海實業投資（控股）有限公司	受控法團的權益	每股面值人民幣1元的47,180,000股H股(L)	15.18%	5.31%
J.P.Morgan Fleming Asset Management (Asia) Inc.	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%

(1) 於本公司股份中持有的權益或淡倉

股東姓名	身份	證券類別及數目 (附註1)	佔相應類別股本的比例	佔總股本的比例
Templeton Asset Management Limited	投資經理	每股面值人民幣1元的40,567,000股H股(L)	13.05%	4.57%
Matthews International Capital Management, LCC	投資經理	每股面值人民幣1元的28,239,000股H股(L)	9.08%	3.18%
J.P. Morgan Chase & Co.	實益擁有人	每股面值人民幣1元的154,000股H股(L)	0.05%	0.02%
	投資經理	每股面值人民幣1元的27,083,000股H股(L)	8.71%	3.05%
	其他	每股面值人民幣1元的6,958,600股H股(L)	2.24%	0.78%
	(附註2)	每股面值人民幣1元的6,958,600股H股(可供借出的股份)	2.24%	0.78%

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及行政總裁於本公司的股本中持有的權益及淡倉

於最後可行日期，本公司概無任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

3. 主要股東

(a) 於最後可行日期，就本公司董事、監事或行政總裁所知，於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份及相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)如下：

貴公司與中航集團訂立的服務與技術支持協議及 貴公司與深圳航空有限責任公司、山東航空股份有限公司及四川航空股份有限公司訂立的航空服務協議分別將於二零零六年十一月二十二日、二零零七年一月一日、二零零八年一月一日及二零零八年一月二日屆滿。因此，各發起人(不包括中航集團及深圳航空公司)的二零零七年年度上限及／或二零零八年年度上限(視情況而定)按30%的年增長率釐定。

基於上文所述及經計及交易的經常性性質後，吾等認為持續關連交易的年度上限乃經董事審慎周詳的考慮後釐定，故吾等同意董事的意見，即釐定年度上限的基準及年度上限就獨立股東而言乃屬公平合理。

推薦意見

經考慮上文所述的主要因素及理由後，吾等認為(i)航空服務協議及服務與技術支持協議項下擬進行的持續關連交易的條款乃按正常商業條款，在 貴集團一般及日常的業務過程中進行，屬公平合理並符合 貴公司及獨立股東的整體利益；及(ii)持續關連交易於有關期間的年度上限就 貴公司及獨立股東而言屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東(吾等亦建議獨立股東)投票贊成將於臨時股東大會上提呈的普通決議案，以批准航空服務協議及服務與技術支持協議項下擬進行的持續關連交易及相關年度上限。

此致

獨立董事委員會及列位獨立股東 台照
中國民航信息網絡股份有限公司
中國北京市海淀區科學院南路2號
融科資訊中心C座南樓18-20層
郵編100080

代表
大福融資有限公司
董事總經理 董事
陳志安 **陳佩明**
謹啟

二零零六年四月七日

吾等乃根據如下考慮評估年度上限的公平合理性：

國內航空業的宏觀經濟環境良好

近年來中國經濟增長令人矚目。根據國家統計局二零零五年二月二十八日發佈的公報，二零零四年國內生產總值約為人民幣136,515億元，較上年同期增長約9.5%。良好的宏觀經濟環境促進了國內航空業的整體發展，總客流量於二零零零年至二零零五年間的年複合增長率約為16%。

在良好的宏觀經濟環境下，國內航班營運商的業務有望繼續增長。而發起人或其附屬公司正是國內的主要航班營運商，因而 貴集團與發起人之間的持續關連交易亦將隨之增長。

預期增幅與歷史增幅的比較

如上文所述，持續關連交易的總額從二零零二年的約人民幣653,000,000元增長至二零零四年的約人民幣887,000,000，年複合增長率約為17%。此外，與截至二零零四年十二月三十一日止年度相比，截至二零零五年十二月三十一日止年度的未經審核交易額已增長至約人民幣1,100,000,000元，增幅約為24%。鑒於上述國內航空業的歷史增長及有利的宏觀經濟環境，吾等認為，於釐定年度上限總額時採用30%的增長率乃屬公平合理，考慮到 貴集團營業額可能波動而所需的適當餘裕。

釐定各發起人年度上限的機制

於計算出二零零六年年度上限總額後，各發起人的二零零六年年度上限乃經參考各發起人在持續關連交易中所佔的歷史交易額釐定。就此而言，吾等已審閱於截至二零零四年十二月三十一日止三個年度及截至二零零五年六月三十日止六個月期間的歷史交易額。吾等留意到，於上述期間，各發起人就 貴集團總營業額所作出的貢獻基本上維持穩定。故吾等認為，於計算各發起人於二零零六年年度上限時，將各發起人佔年度上限總額的份額作為固定比例以推算各發起人之年度上限乃屬公平合理。

山東航空股份有限公司	59,920,000	77,920,000	不適用
深圳航空有限責任公司	104,860,000	不適用	不適用
四川航空	67,410,000	87,660,000	不適用
中國南方航空	374,500,000	487,000,000	633,000,000
中國東方航空集團公司	284,620,000	370,120,000	481,080,000
中航集團	299,600,000	不適用	不適用
合計	1,498,000,000	1,422,040,000	1,633,140,000

貴公司與中航集團訂立的服務與技術支持協議及　貴公司與深圳航空有限責任公司、山東航空股份有限公司及四川航空訂立的航空服務協議分別將於二零零六年十一月二十二日、二零零七年一月一日、二零零八年一月一日及二零零八年一月二日屆滿。因此，於計算有關期間的相應年度上限時已計及上述情況。於貴公司與有關發起人續期或訂立新協議後，貴公司將分別制定或修訂(視情況而定)各發起人的年度上限。除上文所述者外，吾等留意到，上述年度上限代表相關期間就每個發起人30%的年增長率。

鑒於上文所述，吾　等認為，就本類協議而言，期限超逾三年乃符合業內正常慣例，及該等協議就　貴公司及獨立股東而言屬公平合理。

基於如下考慮，即(i)鑒於持續關連交易對收入的重大貢獻，與發起人建立持續關連交易在商業上十分必要及值得進行，及(ii)就發起人服務協議的類似協議而言，協議期限超逾三年乃符合業內正常慣例，吾等認為發起人服務協議的期限超逾三年乃屬公平合理，並符合貴公司及獨立股東的整體利益。

4. 年度上限

下文為　貴集團於截至二零零五年十二月三十一日止四個年度源自持續關連交易的收入的歷史數據摘要：

	截止十二月三十一日止各年度			
	2002	**2003**	**2004**	**2005**
				(未經審核)
收入 *(人民幣元)*	653,000,000	598,000,000	887,000,000	1,100,000,000

下文為相關期間持續關連交易的建議年度上限：

	截至十二月三十一日止各年度		
	2006	**2007**	**2008**
	金額	**金額**	**金額**
	(人民幣元)	*(人民幣元)*	*(人民幣元)*
海南航空股份有限公司	157,290,000	204,540,000	265,860,000
中國東方航空武漢有限責任公司	37,450,000	48,700,000	63,300,000
上海航空股份有限公司	112,350,000	146,100,000	189,900,000

行業慣例

據董事告知，就董事所知悉， 貴集團目前為中國國內航空信息技術服務的主導供應商。因此，國內市場並無任何可供比較的協議，作為期限超逾三年是否與業內正常慣例一致的參考。

吾等就期限超逾三年是否正常慣例發表意見時，已致力確定從事與 貴集團相若業務的主要國際供應商。就此而言，吾等已確認，Amadeus *(附註1)* 及Sabre Holdings *(附註2)* 為從事與 貴集團相若的業務、即向航空旅遊業提供電子旅遊分銷系統並公佈其與主要客戶訂立的服務協議的有關資料的兩大供應商。下文為上述兩間公司與航班營運商於二零零二年至二零零五年期間訂立且協議期限超逾三年的技術服務協議的概要：

供應商	協議年份	航空公司	協議年期(年)
Sabre	二零零五年	AirTran Airways	五年
Amadeus	二零零五年	Pulkovo Airline	五年
Sabre	二零零五年	Southwest Airlines	七年
Amadeus	二零零四年	TACA Airline	五年
Amadeus	二零零四年	Air Canada	五年
Amadeus	二零零三年	Qantas	五年
Amadeus	二零零二年	Finnair	十年

資料來源： Amadeus (www.amadeus.com) 及Sabre的網站 (www.sabre-holdings.com)

附註1： Amadeus 為一間向旅遊業提供分銷及銷售旅遊服務解決方案的國際主導供應商。目前，該公司遍佈全球215個市場，擁有6,500 名員工，其系統為75,000家旅行社及11,000多家航空銷售處使用

附註2： Sabre Holdings為世界上旅遊服務市場的主導業者。Sabre Holdings已在紐約證券交易所上市，並向旅遊業銷售及零售旅遊產品以及提供分銷及技術解決方案。該公司的附屬公司Sabre Airline Solutions為向航空公司提供決策支持工具、預訂系統及諮詢服務的主導供應商

吾等留意到， 貴公司已與海南航空股份有限公司、中國東方航空武漢有限責任公司、上海航空股份有限公司及中國南方航空分別訂立航空服務協議，期限為四年或五年。根據上市規則第14A.35條，除非在特殊情況下，即交易性質要求合約期限須超逾三年且該類合約具有此期限屬正常商業慣例，否則航空服務協議的期限不應超逾三年。

商業考慮

向航班營運商提供技術服務乃 貴集團在正常及一般的業務中開展的主要業務。誠如「進行持續關連交易的理由及利益」一段所述，各發起人及其子公司為中國的主要航班營運商。因此，為保障收入的持續性及拓展技術服務業務， 貴集團進行持續關連交易在商業上十分必要及值得進行。

吾等已與董事進行討論，並已審閱於截至二零零四年十二月三十一日止三個年度及截至二零零五年六月三十日止六個月期間 貴集團就主要客戶之收入明細表。吾等留意到，於截至二零零四年十二月三十一日止三個年度及截至二零零五年六月三十日止六個月期間，持續關連交易收入分別約佔 貴集團收入的67%、67%、69%及72%。鑒於持續關連交易對 貴集團收入之重要性，吾等認為，較長合約關係(倘 貴公司可獲得)可降低 貴集團業務的不確定風險，同時獲益於中國未來航空業的潛在增長，從而對 貴集團有利。

據董事告知，發起人服務協議的年期乃由 貴公司與發起人經公平磋商後釐定。鑒於 貴集團協議的重要性，董事已努力延長所訂立的協議期限。基於公平磋商原則， 貴公司已成功與海南航空股份有限公司、中國東方航空武漢有限責任公司、上海航空股份有限公司及中國南方航空分別訂立期限為四年或五年的航空服務協議。

此外，吾等亦留意到， 貴集團可通過提前六個月通知發起人而終止航空服務協議或服務與技術支持協議，從而可保護股東的權益。

鑒於上文所述，吾等認為，與發起人建立持續關連交易乃屬公平合理，並符合 貴公司及獨立股東的整體利益。

上海航空股份有限公司	二零零四年十一月五日	二零零四年十一月一日至二零零九年十月三十一日(五年)
山東航空股份有限公司	二零零四年十一月五日	二零零五年一月一日至二零零七年十二月三十一日(三年)
深圳航空有限責任公司	二零零四年十二月二十一日	二零零四年一月一日至二零零六年十二月三十一日(三年)
四川航空	二零零五年一月二十六日	二零零五年一月一日至二零零八年一月一日(三年)
中國南方航空 *(註)*	二零零六年一月二十三日	二零零五年一月一日至二零零八年十二月三十一日(四年)
服務與技術支持協議		
中國東方航空集團公司	二零零五年十一月十六日	二零零五年十一月十六日至二零零八年十一月十五日(三年)
中航集團	二零零五年十一月二十一日	二零零五年十一月二十一日至二零零六年十一月二十一日(一年)

附註：貴公司與中國南方航空所訂立的航空服務協議內所指的中國南方航空包括廈門航空有限公司

發起人服務協議的年期介於一至五年。據董事確認，發起人服務協議乃經關聯方公平磋商後達致。

2. 持續關連交易的定價依據

誠如通函「董事會函件」內所述，發起人就技術服務應付的服務費乃按民航總局規定的收費標準釐定，有關詳情已於日期為二零零一年一月二十九日貴公司的招股章程內披露。經與董事討論後，吾等瞭解到目前 貴集團根據發起人服務協議所收取的持續關連交易的服務費受上述民航總局規定的定價機制所規限。

就此，吾等已審閱發起人服務協議項下 貴集團將收取的服務費，並瞭解到 貴集團根據發起人服務協議將收取的服務費符合民航總局規定的有關價格範圍。

吾等亦抽樣審閱了 貴公司與若干獨立第三方就技術服務訂立的服務協議，並瞭解到 貴公司乃根據航空服務協議所載 貴公司向航空服務發起人收費的同等定價機制向該等獨立第三方收取費用。

3. 航空服務協議及服務與技術支持協議的期限

下文為航空服務協議及服務與技術支持協議期限的概要：

發起人	**協議/新協議簽訂日期**	**協議年期**
航空服務協議		
海南航空股份有限公司	二零零四年十月二十五日	二零零四年一月一日至二零零八年十二月三十一日(五年)
中國東方航空武漢有限責任公司	二零零四年十一月一日	二零零四年一月一日至二零零八年十二月三十一日(五年)

- 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

- 提供值機、登機及配載平衡服務的機場旅客處理系統服務；及

- 提供(其中包括)網絡傳輸及連接服務。

向航班營運商提供技術服務是　貴集團於一般及日常業務過程中的主營業務。

經董事告知，中國航空業受中國政府監管。吾等已試圖確定國內的主要航班營運商，並留意到國內的主要航班營運商均為　貴公司的發起人或其子公司，並都為　貴公司之關連人士(定義見上市規則)。由於　貴集團的主要客戶為航班營運商，因此，為保障收入的持續性及拓展技術服務業務，　貴集團進行持續關連交易在商業上十分必要及值得進行。

持續關連交易乃由　貴公司與航空服務協議發起人根據航空服務協議及由　貴公司與技術服務協議發起人根據服務與技術支持協議訂立。誠如通函「董事會函件」內所述，貴公司自二零零零年起已提升及引進新技術服務，並已利用訂立航空服務協議來更新協議的內容和形式(例如於航空服務協議內包括各大類型技術服務的簡略描述和運作)。吾等已審閱航空服務協議及技術支持協議，並認為該等更新不會影響　貴公司的整體利益。

基於上述考慮，吾等同意董事的意見，即持續關連交易乃於　貴集團的一般及日常業務過程中訂立，符合　貴公司及其獨立股東的整體利益。

考慮的主要因素及理由

於達致有關持續關連交易及年度上限條款的意見時，吾等曾考慮以下主要因素及理由：

1. 持續關連交易的背景及依據

貴集團為中國航空信息技術服務的主導供應商。各發起人(不包括中國東方航空集團公司和中航集團)均為國內的航班營運商。中國東方航空集團公司為中國東方航空股份有限公司的控股公司。中國東方航空股份有限公司及其附屬公司在中國主營民航、航空貨運、郵政運輸及其他運輸服務的營運。中航集團為中國國際航空股份有限公司的的控股公司。中國國際航空股份有限公司及其附屬公司則主要提供國內的航空客運、航空貨運及航空相關服務。持續關連交易已經並將繼續於 貴集團的一般及日常業務過程中進行。

緊接 貴公司於二零零一年上市前，貴公司已與發起人訂立持續關連交易，首期年期為五年，持續關連交易亦已獲授豁免，直至二零零三年十二月三十一日屆滿。於二零零三年十一月，貴公司向聯交所申請豁免。有關豁免及持續關連交易的詳情已載於二零零三年通函。豁免已於二零零四年十月二十五日失效，有關詳情載於通函「董事會函件」內。

隨後， 貴公司已與航空服務協議發起人訂立航空服務協議及與技術服務協議發起人訂立服務與技術支持協議。董事擬在臨時股東大會上尋求獨立股東批准持續關連交易及相關期間的年度上限。

持續關連交易項下提供的技術服務包括多項航空信息技術服務及技術支持，包括但不限於：

- 提供(其中包括)綜合信息、航班資料、航班監控、客票銷售、自動客票銷售、公佈貨運信息等服務的航班監控系統服務；

鑒於發起人(不包括中國南方航空和四川航空)為 貴公司的發起人(定義見上市規則第十九A章)及，中國南方航空和四川航空因其各自為中國南方集團和四川航空集團的聯系人公司而彼等各自亦為 貴公司發起人的聯繫人士，因此，根據上市規則第十四A章，相關期間的持續關連交易構成 貴公司的關連交易。由於按年計算的持續關連交易的百分比率超過25%，根據上市規則第14A.35條，相關期間的持續關連交易為不獲豁免的持續關連交易，並須遵守申報、公告及獨立股東批准的規定。

貴公司已成立由三名獨立非執行董事(即烏家培、周國華及易永發)組成的獨立董事委員會，以就持續關連交易的條款及相關期間的年度上限向獨立股東提供意見。作為獨立董事委員會及獨立股東的獨立財務顧問，吾等的責任是就(i)持續關連交易是否於一般及日常業務過程中按正常商業條款訂立，其條款是否公平合理及符合 貴公司及其獨立股東的整體利益，及(ii)持續關連交易的年度上限就 貴公司及其獨立股東而言是否公平合理，向獨立董事委員會及獨立股東提供獨立意見。吾等獨立於 貴公司及其聯繫人士。

意見的依據

吾等在達致吾等的意見時，已依賴提供予吾等的資料及事實以及 貴公司董事及／或管理層所作的聲明。吾等假設該等資料、事實及董事及／或管理層所作的並對其承擔完全責任的任何聲明於提供時均屬真實、完整與準確。據 貴公司董事及／或管理層告知，吾等已獲提供所有有關資料，及吾等所獲提供的資料及聲明並無遺漏任何重大事實。吾等亦依賴若干已公開的資料，並假設該等資料均屬準確及可靠。吾等並無就該等資料的準確性作出獨立核實。吾等並無理由懷疑所獲提供的資料及事實的完整性、真實性及準確性，亦不知悉任何會導致該等資料及聲明不真實、不準確或具誤導性的事實或情況。

吾等認為，吾等已審閱足夠資料以使吾等能夠作出知情見解，並為吾等的意見提供合理的基礎。然而，吾等並無對該等資料進行獨立核實，亦未對 貴集團的業務及事務進行任何形式的深入調查。

以下為大福就持續關連交易及其年度上限向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。

taifook
大福融資有限公司

香港
皇后大道中16-18號
新世界大廈25樓

敬啟者：

持續關連交易

緒言

茲提述吾等已獲委任為獨立財務顧問，就(i) 貴公司與航空服務發起人訂立的航空服務協議及貴公司與技術服務協議發起人訂立的服務與技術支持協議項下持續關連交易的條款；及(ii)相關期間內持續關連交易的年度上限，向 貴公司獨立董事委員會及獨立股東提供意見。有關詳情載於 貴公司於二零零六年四月七日向 貴公司股東發出的通函(「通函」)內，而本函件構成其中一部份。除文義另有所指外，本函件所使用的詞彙與通函所界定者具有相同涵義。

中国航信 TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

敬啟者：

持續關連交易

謹此提述本公司於二零零六年四月七日向其獨立股東發行的通函(「**通函**」，本函件亦為其一部份)。除非文義另有所指，本函件所採用的詞語與通函所下定義者具有相同涵義。

吾等已獲董事會委任，以審議持續關連交易及年度上限。大福已獲委任為獨立財務顧問，以向吾等及獨立股東提供有關意見。

務請　閣下注意本通函所載的董事會函件及大福函件。經考慮本通函大福意見函所列大福考慮的主要因素、理由及意見後，吾等認為持續關連交易及年度上限就本公司及獨立股東而言實屬公平合理，並符合本公司及其股東的整體利益。因此，吾等推薦獨立股東投票贊成將於臨時股東大會上提呈的普通決議案，以批准持續關連交易及年度上限。

此致

列位獨立股東　*台照*

代表
獨立董事委員會
烏家培　周國華　易永發
獨立非執行董事
謹啟

二零零六年四月七日

9. 表決程序

根據公司章程第73條，於本公司大會上，決議案須以舉手之方式表決，除非如下人士在舉手表決以前或以後，要求以投票方式表決：

(a) 會議主席；

(b) 屆時至少兩名有表決權的股東或者有表決權的股東代理人；或

(c) 一名或多名單獨或合共持有在該會議上有10%或以上表決權股份的本公司股東或其代理人。

10. 推薦意見

務請　閣下留意載於本通函第14頁的獨立董事委員會函件，及載於本通函第15頁至第26頁的大福函件，當中載有大福就持續關連交易向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮大福意見後，獨立董事委員會認為持續關連交易及的條款及年度上限乃屬公平合理，並符合本公司及獨立股東的整體利益。因此，獨立董事委員會推薦獨立股東投票贊成將於臨時股東大會上提呈的普通決議案以酌情批准持續關連交易及年度上限。

11. 一般資料

敬請　閣下留意本通函附錄所載的一般資料。

此致

列位獨立股東　*台照*

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永
謹啟

二零零六年四月七日

(5) 本公司及該等持續關連交易的每一方已承諾為本公司核數師提供足夠設備，以查核其有關賬目及紀錄，以履行上文第(3)段所述的檢討工作。

7. 上市規則規定

鑒於發起人(不包括中國南方航空和四川航空)為本公司的發起人(定義見上市規則第十九A章)及南方航空和四川航空(其各自為中國南方集團和四川航空集團的附屬公司)，彼等各自亦為本公司發起人的聯繫人，因此，根據上市規則第十四A章，相關期間的持續關連交易構成本公司的關連交易。因按年計算的持續關連交易的百分比率超過25%，根據上市規則第14A.35條，相關期間的持續關連交易為不獲豁免的持續關連交易，並須遵守申報、公告及獨立股東批准的規定。

8. 臨時股東大會

本公司將於二零零六年五月二十五日(星期四)上午九時三十分於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會，以審議及酌情通過(其中包括)發起人服務協議、其項下擬進行的持續關連交易及有關年度上限。臨時股東大會通告載於本通函第36至37頁。

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

根據上市規則第13.39(4)條，獨立股東將於臨時股東大會上投票表決以通過持續關連交易及年度上限，有關表決結果將於臨時股東大會結束後公佈。

至於由二零零四年一月一日至二零零四年十月二十四日期間享有豁免的持續關連交易本公司已符合下述的豁免附帶條件：

(1) 該些持續關連交易是：

 (a) 本集團於一般及日常業務運作過程時訂立的；

 (b) 以(i)正常商業條款(意指與相類單位所進行的相類交易)；或(ii)以對公司獨立股東公平合理的條款(倘無可供比較者)進行的；及

 (c) 按管制該類交易的協議條款達成的；

(2) 獨立股東每年均有予以檢討，並在截至二零零三年十二月三十一日止及截至二零零四年十二月三十一日止的每個年度的公司年報中確認該等持續關連交易已按上文第(1)段所述方式進行；

(3) 本公司的核數師已檢討過該等持續關連交易，並在致董事的信件中予以確認，指該些持續關連交易：

 (a) 已獲得董事會批准；

 (b) 是按公司財務報表中所載的定價政策達成；及

 (c) 是按有關協議的條款及管制有關交易的文件所達成；

(4) 有關該等持續關連交易的詳情已在截至二零零四年十二月三十一日止兩年的每個財政年度按當時上市規則第14.25(1)(a)至(d)條在本公司相關財政年度的年報中連同上文第(2)段所指的獨立非執行董事意見書一併披露；及

6. 豁免

二零零三年十一月，本公司獲得有條件豁免，有關詳情載於二零零三年通函內。

誠如題為「航空服務協議」的前一段所述，有鑒於本公司與發起人於二零零零年達成有關提供技術服務的服務與技術支持協議的首五年已經屆滿，本公司已於二零零四年年底開始就有關協議的續期事宜與當時的發起人聯絡。因本公司自二零零零年起已提升及引進新技術服務，以配合適用技術的發展和有關服務的需求，故本公司借機更新協議的內容和修訂協議的形式(例如於航空服務協議內包括本公司所提供的各大類型技術服務的運作和簡略描述)，因此，本公司已於先前的服務與技術支持協議屆滿之前跟有關的航空服務協議發起人達成大部份航空服務協議。

由於本公司認為航空服務協議下的持續關連交易的條款與先前跟有關航空服務協議發起人所達成的前服務與技術支持協議的條款大致相同，而在服務與技術支持協議屆滿之前達成航空服務協議並不對持續關連交易的重大條款構成轉變，故此本公司在達成航空服務協議時並無刊發公告。

可是，聯交所卻認為，本公司達成航空服務協議時須遵守上市規則當時的適用規定，即有關申報、公告及獨立股東批准的規定，於是豁免在二零零四年十月二十五日，即本公司與海南航空股份有限公司達成航空服務協議當日失效。因此，由二零零四年十月二十五日至二零零五年十二月三十一日期間的持續關連交易須按規定予以申報、公告及獨立股東批准。本公司鑒於上述原因沒有刊發公告，被認為在有關時刻沒有及時遵守上市規則的規定。董事建議在股東大會上就截至二零零五年十二月三十一日止兩個財政年度期間的持續關連交易尋求獨立股東的批准及追認。

年度上限乃參考(1)截至二零零四年十二月三十一日止年度持續關連交易的過往年度金額；(2)截至二零零五年十二月三十一日止年度持續關連交易的未經審核年度金額；(3)持續關連交易估計增長的交易量(經計入中國航空旅遊業的預期增長及公幹次數持續增加等因素)。董事估計持續關連交易每年將增加約15%至30%，並以30%的水平釐定年度上限的金額。

鑒於與中航集團訂立的服務與技術支持協議及與深圳航空公司、山東航空股份有限公司及四川航空股份有限公司訂立的航空服務協議分別將於二零零六年十一月二十一日、二零零六年十二月三十一日、二零零七年十二月三十一日及及二零零八年一月一日屆滿，本公司與有關發起人商定訂立新協議或與有關發起人就現有協議續期。本公司與有關發起人續期或訂立新協議後，本公司將定出或修訂(按情況而定)每個發起人繼後三個財政年度的年度上限，並就該些持續關連交易及有關年度上限於股東大會上尋求獨立股東的審批。

5. 進行持續關連交易的理由及利益

本集團為中國航空信息技術服務的主導供應商。發起人(不包括中國東方航空集團公司及中航集團，及各自的控股公司中國東方航空股份有限公司和中國國際航空股份有限公司(兩間公司均為聯交所的主板上市公司))從事國內的航班營運。中國東方航空股份有限公司及其附屬公司主營民航、航空貨運、郵遞及其他伸延性交通服務的營運，而中國國際航空股份有限公司及其附屬公司則主要提供國內的航空客運、航空貨運及航空相關服務。持續關連交易已及將於本集團的一般及日常業務過程中進行。

持續關連交易已經及將按公平協商釐定的正常商業條款進行。董事(包括獨立非執行董事)認為持續關連交易是按正常商業條款進行，而持續關連交易的條款屬公平合理，並符合本公司股東的整體利益。

4. 持續關連交易的交易上限

下文為截至二零零八年十二月三十一日止三個年度持續關連交易的最高年度總額(「**年度上限**」)摘要：

	交易總額		
發起人	**截至二零零六年十二月三十一日止年度**	**截至二零零七年十二月三十一日止年度**	**截至二零零八年十二月三十一日止年度**
海南航空股份有限公司	人民幣157,290,000元	人民幣204,540,000元	人民幣265,860,000元
中國東方航空武漢有限責任公司	人民幣37,450,000元	人民幣48,700,000元	人民幣63,300,000元
上海航空股份有限公司	人民幣112,350,000元	人民幣146,100,000元	人民幣189,900,000元
山東航空股份有限公司	人民幣59,920,000元	人民幣77,920,000元	不適用
深圳航空有限責任有限公司	人民幣104,860,000元	不適用	不適用
四川航空股份有限公司	人民幣67,410,000元	人民幣87,660,000元	不適用
中國南方航空股份公司(註)	人民幣374,500,000元	人民幣478,00,000元	人民幣633,000,000元
中國東方航空集團公司	人民幣284,620,000元	人民幣370,120,000元	人民幣481,080,000元
中國航空集團公司	人民幣299,600,000元	不適用	不適用
總額	人民幣1,498,000,000元 (折約1,440,385,000港元)	人民幣1,422,040,000元 (折約1,367,346,000港元)	人民幣1,633,140,000元 (折約1,570,327,000港元)

註： 根據本公司與中國南方航空所達成的航空服務協議，南方航空包括廈門航空有限公司

3. 過往交易紀錄

下文為本集團截至二零零四年十二月三十一日止三個年度持續關連交易帶來的收入摘要：

	截至二零零二年十二月三十一日止年度	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
收入	653,000,000	598,000,000	887,000,000
(人民幣)	(折約627,885,000港元)	(折約575,000,000港元)	(折約852,885,000港元)

根據每間公司及其附屬公司截至二零零五年十二月三十一日止年度根據適用的中國會計準則擬備的管理賬目，截至二零零五年十二月三十一日止年度的持續關連交易未經核算數額約為人民幣1,100,000,000元(相等於約1,057,692,000港元)。

(2) 服務與技術支持協議

二零零三年通函指出，本公司與各技術服務協議發起人已就技術服務訂立服務與技術支持協議(有關協議已於二零零五年十一月屆滿)。本公司與技術服務協議發起人已就有關協議續期，或(視乎情況而定)按相同或大致相同的條款訂立新協議，各相關技術服務協議發起人的續期年期，見下文服務與技術支持協議列表相對技術服務協議發起人名稱的「續期年期」一欄：

編號	技術服務協議發起人	協議／續期協議日期	協議年期／續約年期 (年)	續期年期	前協議年期／協議首期年期
1.	中國東方航空集團公司	二零零五年十一月十六日	二零零五年十一月十六日至二零零八年十一月十五日 (三年)	三年	二零零零年十一月十五日至二零零五年十一月十五日
2.	中國航空集團公司	二零零五年十一月二十一日	二零零五年十一月二十一日至二零零六年十一月二十一日 (一年)	無	二零零零年十一月二十一日至二零零五年十一月二十日

按中航集團的要求，與其訂立的服務與技術支持協議的續約期較短，為期僅一年。由於中航集團已通知本公司，中航集團內部建議於短期內就提供技術服務與其一間附屬公司及本公司訂立新協議，因此，中航集團認為續期一年較為適合。經考慮上述因素，董事認為與中航集團訂立的服務與技術支持協議乃經公平協商後按正常商業條款訂立，因此即使續約期縮短，仍然符合本公司及其股東的整體利益。

服務與技術支持協議內所指的技術服務協議發起人和本公司包括其各自的附屬公司及聯營公司。

註：

1. 此乃指本公司與(i)相關航空服務協議發起人(不包括四川航空及中國南方航空)；及(ii)四川航空集團(就四川航空而言)；及(iii)中國南方集團(就中國南方航空而言)訂立的前服務與技術支持協議的首期年期。

2. 本公司與中國南方航空訂立的航空服務協議中所指的中國南方航空包括廈門航空有限公司。

鑒於本公司與發起人於二零零零年訂立的有關提供技術服務的服務與技術支持協議(有關詳情載於日期為二零零一年一月二十九日的本公司招股書及二零零三年通函內)五年首期年期已屆滿，本公司於二零零四年年底開始與當時的發起人商定有關協議的續期事宜。因本公司自二零零零年起已提升及引進新技術服務，以配合適用技術的發展和有關服務的需求，故本公司借機更新協議的內容和修訂協議的形式(例如於航空服務協議內包括本公司所提供的各大類型技術服務的運作和簡略描述)，因此，本公司已於先前的技術服務及技術支持協議屆滿之前跟有關的航空服務協議發起人達成大部份航空服務協議。

就各董事所理解，業內有關提供技術服務的類似協議的合約期限一般介乎三至五年。因此，董事認為航空服務協議的年期屬正常商業慣例。大福亦認為，雖然國內市場並無任何可供比較的協議，讓本公司就提供技術服務的協議期限超逾三年者(按年期超逾三年的類似技術服務協議計算)在中國業內是否屬正常商業慣例，但憑若干航空營運者與兩大國際電子旅遊分銷系統供應商(彼等與本集團從事相若的業務)訂立的航空服務協議作為參考，航空服務協議超逾三年的期限是與業內正常慣例一致的。

航空服務協議內所指的本公司包括本公司的附屬公司。

2. 持續關連交易

本公司及發起人訂立了下列發起人服務協議(即航空服務協議及服務與技術支持協議):

(1) 航空服務協議

本公司及各航空服務協議發起人訂立了有關技術服務的航空服務協議。航空服務協議的首期年期由三至五年不等,協議屆滿時,除非任何一方訂約方提早六個月前以書面終止有關協議,否則有關協議將於屆滿之日自動續期,各相關航空服務協議發起人的續期年期,見下文航空服務協議列表的「續期年期」一欄:

編號	航空服務協議發起人	航空服務協議簽訂日期	航空服務協議年期 *(年)*	續期年期	前服務與技術支持協議年期 *(註1)*
1.	海南航空股份有限公司	二零零四年十月二十五日	二零零四年一月一日至二零零八年十二月三十一日(五年)	五年	二零零零年十月十八日至二零零五年十月十七日
2.	中國東方航空武漢有限責任公司	二零零四年十一月一日	二零零四年一月一日至二零零八年十二月三十一日(五年)	一年	二零零零年十一月十五日至二零零五年十一月十四日
3.	上海航空股份有限公司	二零零四年十一月五日	二零零四年十一月一日至二零零九年十月三十一日(五年)	五年	二零零零年十月十八日至二零零五年十月十七日
4.	山東航空股份有限公司	二零零四年十一月五日	二零零五年一月一日至二零零七年十二月三十一日(三年)	一年	二零零零年十一月十五日至二零零五年十一月十四日
5.	深圳航空有限責任公司	二零零四年十二月二十一日	二零零四年一月一日至二零零六年十二月三十一日(三年)	三年	二零零零年十一月十五日至二零零五年十一月十四日
6.	四川航空股份有限公司	二零零五年一月二十六日	二零零五年一月一日至二零零八年一月一日(三年)	一年	二零零零年十一月九日至二零零五年十一月八日
7.	中國南方航空股份公司 *(註2)*	二零零六年一月二十三日	二零零五年一月一日至二零零八年十二月三十一日(四年)	無	二零零零年十一月十五日至二零零五年十一月十四日

技術服務的服務費

目前，航空服務協議及服務與技術支持協議項下發起人就技術服務應付的服務費乃按民航總局規定的收費標準釐定，有關詳情已於日期為二零零一年一月二十九日的公司招股書內披露。根據民航總局的規定價(視乎進行交易的系統種類)，發起人須就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣5.0元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7.0元。

本公司亦按民航總局規定的費用向發起人收取下列費用：(i)本公司的機場旅客處理(APP)系統處理的登機乘客每人收取最高人民幣7.0元的准許價(視乎航線、載客量及服務水平等)；(ii)本公司就APP系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡服務(視乎飛機的規模)，及(iii)使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

本通函旨在向　閣下提供有持續關連交易的進一步資料，以及獨立董事委員會函件(當中載有其就持續關連交易的條款向獨立股東提供的推薦意見)、大福函件(當中載有其向獨立董事委員會及獨立股東的意見)及臨時股東大會通告，以供　閣下審議及酌情通過有關批准持續關連交易所需的決議案。

技術服務

根據航空服務協議及服務與技術支持協議，本公司同意向發起人提供多項航空信息服務與技術支持(包括但不限於)：

(a) 提供(其中包括)綜合信息、航班資料、航班監控、客票銷售、自動客票銷售、公佈貨運信息等服務的航班監控系統服務；

(b) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(c) 提供值機、登機及配載平衡服務的機場旅客處理系統服務；及

(d) 提供(其中包括)網絡傳輸及連接服務。

中国民航信息网络股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

董事：
朱永 *(董事長)*
朱曉星
丁衛平
宋金箱
王全華 #
曹建雄 #
宮國魁 #
棨剛 #
楊亞鐵 #
李曉光 #
司玉佩 #
宋箭 #
烏家培 ##
周國華 ##
易永發 ##

 # 非執行董事
獨立非執行董事

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
郵編100080

持續關連交易

敬啟者：

1. 背景

誠如本公司日期於二零零六年三月十六日之公告所載，緊接本公司於二零零一年上市前，本公司已與發起人訂立持續關連交易，首期年期為五年，持續關連交易亦獲授豁免，直至二零零三年十二月三十一日屆滿。於二零零三年十一月，本公司向聯交所申請豁免，有關豁免及持續關連交易的詳情已載於二零零三年通函。由於誠如下文「豁免」一段所述，豁免已於二零零四年十月二十五日失效，故此董事建議向獨立股東尋求批准和追認截至二零零五年十二月三十一日止兩個財政年度的持續關連交易，及於臨時股東大會上向獨立股東尋求批准截至二零零八年十二月三十一日止三個年度的持續關連交易。

「四川航空集團」	指	四川航空集團公司，前身為業務重組前的四川航空公司，為本公司的發起人。本通函內所指的四川航空集團包括業務重組前的前身四川航空公司
「四川航空」	指	四川航空股份有限公司，為四川航空集團的附屬公司
「聯交所」	指	香港聯合交易所有限公司
「大福」	指	大福融資有限公司，獨立董事委員會及獨立股東的獨立財務顧問，獲發牌照根據證券及期貨條例(香港法律第571條)進行第六類(企業財務顧問)監管活動的公司
「技術服務」	指	本集團向發起人提供載於本通函「技術服務」一段的各項航空信息服務與技術支持
「服務與技術支持協議」	指	本公司與各技術服務協議發起人訂立的服務與技術支持協議(為避免誤會，本公司與中航集團訂立的服務與技術支持協議乃指本公司與中國國際航空公司於二零零零年訂立的服務與技術支持協議)
「技術服務協議發起人」	指	(i)中國東方航空集團公司(業務重組前稱為東方航空(集團)公司)，(ii)中航集團，兩者均為本公司的發起人
「豁免」	指	聯交所就於二零零四年一月一日至二零零五年十月十七日期間內的持續關連交易及根據上市規則當時適用的第十四章須嚴格遵守披露規定及獲獨立股東批准的規定而授出的豁免
「%」	指	百分比

就本通函而言，除另有說明外，所使用的1港元 = 人民幣1.04元的兑換率(在適用情況下)僅為闡釋之用，並不構成為表示有任何款額曾經、可能曾經或可以兑換的聲明。

「持續關連交易」	指	以往由本公司及各航空服務協議發起人(不包括中國南方航空、及四川航空)、中國南方集團、廈門航空有限公司及四川航空集團訂立的發起人服務協議及服務與技術支持協議項下所擬定的持續關連交易，詳情載於二零零三年通函內披露，其後已由航空服務協議取代
「百分比例」	指	根據上市規則第14.07條按年計算的百分比率，不包括盈利比率、代價比率及股本比率
「發起人」	指	(i)海南航空股份有限公司，(ii)中國東方航空武漢有限責任公司(前身為業務重組前的武漢航空公司)，(iii)上海航空股份有限公司(前身為業務重組前的上海航空有限公司)，(iv)山東航空股份有限公司，及(v)深圳航空有限責任公司(前身為業務重組前的深圳航空公司)，為本公司的發起人、中國南方航空、四川航空和技術服務協議發起人。本通函內所指的發起人包括於業務重組前其各自的前身
「發起人服務協議」	指	航空服務協議及服務與技術支持協議
「中國」	指	中國人民共和國
「相關期間」	指	由二零零六年一月一日至二零零八年十二月三十一日期間
「業務重組」	指	本公司日期為二零零二年十月十日的公告內所披露的民航業進行的業務重組
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股人民幣1.00元的H股

「中國南方航空」	指	中國南方航空股份公司，中國南方集團的附屬公司。本公司與中國南方航空所訂立的航空服務協議內所指的中國南方航空包括廈門航空有限公司
「中國南方集團」	指	中國南方航空集團公司，業務重組前稱為南方航空(集團)公司，為本公司的發起人
「董事」	指	本公司董事
「臨時股東大會」	指	本公司為讓獨立股東批准持續關連交易及年度上限而召開的臨時股東大會，有關的大會通告已載於本通函第36至37頁內
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	本公司將成立的獨立董事委員會，旨在就持續關連交易的條款是否公平合理及持續關連交易是否符合本公司及其股東的整體利益而向獨立股東提供意見
「獨立股東」	指	本公司的股東，不包括發起人及其各自的聯繫人
「最後可行日期」	指	二零零六年四月三日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則

在本通函內，除文意另有所指外，下列詞語具有以下涵義：

「二零零三年通函」	指	日期為二零零三年十一月十日有關(其中包括)持續關連交易的本公司通函
「航空服務協議」	指	本公司與各航空服務協議發起人訂立的航空服務協議
「航空服務協議發起人」	指	技術服務協議發起人以外的發起人
「公告」	指	本公司於二零零六年三月十六日作出的公告(其中包括持續關連交易的細節)
「年度上限」	指	本通函內董事會函件「持續關連交易的交易上限」一段所界定的持續關連交易於截至二零零八年十二月三十一日止三個年度各年的預計最高金額
「聯繫人」	指	具有上市規則第一章及第十九A章所賦予的涵義
「董事會」	指	董事會
「民航總局」	指	中國民用航空總局，乃中國民航業監管機構
「本公司」	指	中國民航信息網絡股份有限公司，根據中華人民共和國法律註冊成立的公司，其股份在聯交所上市，而其美國預託證券在美國場外證券市場進行買賣
「中航集團」	指	中國航空集團公司，本公司發起人，因進行業務重組而於本公司成立時成為本公司三名前發起人中國國際航空公司、中國西南航空公司及中國航空總公司的控股公司。於本通函內，除文義另有所指，本集團及中航集團所訂立或將訂立的持續關連交易包括本集團與該三名發起人所訂立或將訂立的持續關連交易

目錄

頁次

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中國民航信息網絡股份有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

中国民航信息网络股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

持續關連交易
及
臨時股東大會通告

獨立董事委員會及獨立股東之獨立財務顧問

taifook
大福融資有限公司

董事會函件載於本通函第1頁至第13頁。獨立董事委員會函件載於本通函第14頁。獨立財務顧問大福致獨立董事委員會及獨立股東的函件載有其向獨立董事委員會及獨立股東提供的意見，載於本通函第15頁至第26頁。

臨時股東大會將於二零零六年五月二十五日(星期四)上午九時三十分於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開，大會通告載於本通函第36頁至第37頁。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

二零零六年四月七日